Corporate Profile CIBC is a leading North American financial institution comprising three strategic business lines: CIBC Retail Markets; CIBC Wealth Management; and CIBC World Markets. CIBC provides financial services to retail and small business banking customers, as well as corporate and investment banking customers. CIBC offers a full range of products and services through its electronic banking network and branches and offices across Canada, the U.S. and around the world. At year-end, total assets were $277.1 billion, market capitalization was $21.4 billion and Tier 1 capital ratio was 10.8%.

At CIBC, we are in business to help our customers achieve what matters to them.

We are focused on creating a winning culture for our employees, for our communities, and for our shareholders. A winning culture means a consistent drive to create more value for customers which, in turn, will contribute to achieving our objective to generate the best total return to shareholders.

To win — we must create value for all who have a stake in CIBC.

Contents

Measuring Performance and Monitoring Our Progress
2	Vision — CEO’s Letter to Shareholders
6	Governance — Chairman’s Letter
8	Results — Chief Financial Officer’s Letter
9	Accountability — Public Accountability Statement
13	Management’s Discussion and Analysis
13	A Note About Forward-Looking Statements
60	Financial Statements
122	Governance
131	Glossary
133	Shareholder Information

Measuring Performance

Financial Targets	Medium-term Objectives (3 – 5 years)	Comments	2003 Results

Total Shareholder Return	Best total return of the major Canadian banks, based on capital appreciation, plus common share dividends, reinvested quarterly	CIBC delivered the best total shareholder return of the major Canadian banks for the year ended October 31, 2003.	57.8%

Return on Equity (ROE)	14% to 18% return on average common equity, calculated as net income after tax less preferred share dividends divided by average common shareholders’ equity	CIBC’s ROE of 19.3% benefited from the net effect of several unusual items detailed in Management’s Discussion and Analysis, Overview section.	19.3%

Earnings Growth Retail & Wealth	10% per year in retail and wealth earnings, based on operating earnings(1), including commercial banking earnings	Operating earnings(1) increased 6.6%, falling short of our target rate of growth, largely due to higher loan loss provisions.	6.6%(1)

Productivity and Efficiency	Revenue growth to exceed expense growth, and ratio of non-interest expenses to total revenue of 60%	Revenue increased by 5%, while expenses fell by 11%. CIBC’s expense to revenue ratio fell from 82.7% to 70.2%. Results in both 2003 and 2002 were affected by several unusual items, as detailed in Management’s Discussion and Analysis, Overview section.	Revenue growth exceeded expense growth. Expense to revenue ratio: 70.2%

Capital	Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5%, based on regulatory capital as a percentage of risk-weighted assets	Regulatory capital ratios were above the upper end of the target ranges established for the year. CIBC intends to maintain prudent capital levels at all times, and has removed the upper end of the target range.	Tier 1 capital ratio – 10.8% Total capital ratio – 13.0%

Business Mix	70% retail/30% wholesale	CIBC continues to reallocate resources to consumer businesses, increasing capital allocated to the retail, wealth and commercial banking businesses from 50% at the end of 2002, to 64% at the end of 2003.	64%/36% Retail/wholesale

Reducing Risk	Reduce capital allocated to the large corporate loan portfolio and the carrying value of the merchant banking portfolio by one-third by 2005	In the second quarter of 2002, CIBC undertook to reduce capital allocated to its large corporate loan book by one-third and the carrying value of its merchant banking portfolio by one-third. Both were to be achieved by 2005. Steady progress was made in 2003.	Large corporate loans: 42% reduction Merchant banking portfolio: 19% reduction

Dividend Payout Ratio	30–40% Increased to 40–50% effective in 2004 Common share dividends as a percentage of net income after preferred share dividends.	Results were affected by several unusual items as detailed in Management’s Discussion and Analysis, Overview section. CIBC has raised its dividend payout target range to 40–50%, demonstrating its confidence in the underlying quality of its earnings.	31.4%

(1)	The term “operating earnings” does not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures used by other companies. Generally, operating earnings consist of net income excluding items which, in management’s opinion, are either unusual in nature or relate to substantial strategic investments. There is further explanation about this measure in the Management’s Discussion and Analysis, How CIBC reports section. The calculation of this measure is consistent with that used when this performance target was established, as described in CIBC’s 2002 Annual Report, and is provided to assist shareholders in assessing CIBC’s performance against these targets. A reconciliation of operating to reported earnings of CIBC Retail & Wealth, including Commercial Banking, is detailed below.

Since the time CIBC established this objective, the U.S. Securities and Exchange Commission has enacted rules, and the Canadian Securities Administrators have issued guidance which limits the ability of management to designate and report items as unusual. The effect of these rules and guidance is that starting in 2004, CIBC will no longer use this measure in its report on performance against objectives.

$ millions, for years ended October 31	2003	2002

Net income
CIBC Retail Markets	$863	$1,073
CIBC Wealth Management	366	197

	1,229	1,270
Commercial banking	92	85

	$1,321	$1,355

Less:
Restructuring reversal (charge)	$3	$(36)
Write-down relating to Air Canada contract	(81)	—
Gain on sales of corporate assets	32	200
Merrill Lynch integration costs	(21)	(112)

Operating earnings	$1,388	$1,303

CIBC manages its commercial banking within CIBC World Markets. This table sets out the effect of including CIBC’s commercial banking operations in CIBC Retail Markets and CIBC Wealth Management earnings.

Monitoring Our Progress

CIBC’s total return to shareholders over the past four years was 111.7%, ahead of the Bank Index and well ahead of the broader market. In 2003, CIBC shares rose 52.8% which, combined with dividend yield, resulted in a total return to shareholders of 57.8% — the best of the major Canadian banks.

CIBC Annual Report 2003	For what matters	Financial Highlights	1

Financial Highlights 2003

	As at or for the years ended October 31	2003	2002	2001	2000	1999

	Common share information
Per share	— basic earnings	$5.21	$1.37	$4.19	$4.95	$2.23
	— diluted earnings	5.18	1.35	4.13	4.90	2.21
	— dividends	1.64	1.60	1.44	1.29	1.20
	— book value	28.78	25.75	26.44	25.17	22.68
Share price	— high	60.95	57.70	57.00	50.50	42.60
	— low	39.50	34.26	43.20	30.50	28.00
	— closing	59.21	38.75	48.82	48.40	31.70
Shares outstanding (thousands)	— average basic	360,048	360,553	372,305	388,951	409,789
	— average diluted	362,307	363,227	377,807	392,921	412,769
	— end of period	362,043	359,064	363,188	377,140	402,279
	Market capitalization ($ millions)	$21,437	$13,914	$17,731	$18,254	$12,752

	Value measures
	Price to earnings multiple (12-month trailing)	11.4%	28.9%	11.7%	9.8%	14.2%
	Dividend yield (based on closing share price)	2.8%	4.1%	2.9%	2.7%	3.8%
	Dividend payout ratio	31.4%	>100%	34.2%	25.9%	53.6%
	Market value to book value ratio	2.06	1.50	1.85	1.92	1.40

	Financial results ($ millions)
	Total revenue	$11,576	$11,041	$11,162	$12,079	$10,136
	Total revenue (TEB)(1)	11,708	11,152	11,306	12,210	10,265
	Provision for credit losses	1,143	1,500	1,100	1,220	750
	Non-interest expenses	8,128	9,129	8,226	8,096	7,998
	Net income	2,063	653	1,686	2,060	1,029

	Financial measures
	Efficiency ratio	70.2%	82.7%	73.7%	67.0%	78.9%
	Efficiency ratio (TEB)(1)	69.4%	81.9%	72.8%	66.3%	77.9%
	Return on common equity	19.3%	5.1%	16.1%	20.5%	9.8%
	Retail/wholesale ratio(2)	64%/36%	50%/50%	49%/51%	55%/45%	n/a
	Net interest margin	1.99%	1.88%	1.63%	1.63%	1.62%
	Net interest margin (TEB)(1)	2.04%	1.92%	1.68%	1.68%	1.67%
	Net interest margin on average interest-earning assets(3)	2.38%	2.21%	1.92%	1.95%	1.99%
	Net interest margin on average interest-earning assets (TEB)(1)(3)	2.44%	2.26%	1.98%	2.00%	2.04%
	Return on average assets	0.72%	0.22%	0.60%	0.78%	0.38%
	Return on average interest-earning assets(3)	0.87%	0.26%	0.71%	0.94%	0.46%
	Regular workforce headcount(4)	36,630	42,552	42,315	44,215	45,998

	On- and off-balance sheet information ($ millions)
	Cash resources and securities	$80,956	$74,804	$86,144	$79,921	$72,019
	Loans and acceptances	139,073	143,917	139,661	154,740	145,646
	Total assets	277,147	273,293	287,474	267,702	250,331
	Deposits	188,130	196,630	194,352	179,632	160,041
	Common shareholders’ equity	10,421	9,245	9,601	9,493	9,125
	Average assets	284,739	292,510	278,798	263,119	271,844
	Average interest-earning assets(3)	237,910	249,066	237,291	220,119	221,867
	Average common shareholders’ equity	9,764	9,566	9,739	9,420	9,323
	Assets under administration	709,500	729,400	657,400	696,800	614,800

	Balance sheet quality measures(5)
	Common equity to risk-weighted assets	9.0%	7.3%	7.4%	7.1%	6.8%
	Risk-weighted assets ($ billions)	$116.3	$126.5	$129.9	$132.9	$134.5
	Tier 1 capital ratio	10.8%	8.7%	9.0%	8.7%	8.3%
	Total capital ratio	13.0%	11.3%	12.0%	12.1%	11.5%

(1)	Management reviews net interest income included in total revenue and certain other financial measures on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

(2)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio is determined by the amount of capital attributed to the business lines as at the end of the year. Prior to 2003, the ratio was based on the average capital attributed to the business lines in the year.

(3)	During 2003, average interest-earning assets were redefined to include only interest-bearing deposits with banks, securities and loans. Prior year information has been restated.

(4)	In 2001, CIBC introduced a new measure — regular workforce headcount — to replace full-time equivalent employees (FTE) reported previously. Regular workforce headcount comprises regular full-time (counted as one) and part-time employees (counted as one-half), base plus commissioned employees and 100% commissioned employees. The FTE measure used previously included the regular workforce headcount plus casual and contract employees, consultants, and employees on paid leave, and was calculated based on standard hours worked during the month. Consequently, the regular workforce headcount is lower than the previously used FTE measure. CIBC implemented the regular workforce headcount measure prospectively in 2001.

(5)	Debt ratings — S&P — Senior Long Term: A+; Moody’s — Senior Long Term: Aa3.

2	Management Report	CEO’s Letter to Shareholders	CIBC Annual Report 2003	For what matters

John S. Hunkin
President and
Chief Executive Officer

Vision

My priority is to build a company that combines consistent and strong financial results with an excellent reputation.

Understanding what matters  People. Trust. Building something of value. These things matter. They matter to our customers, to our employees, to our shareholders. And, they matter to me.

This year marked a sharp improvement in the results of CIBC, not only in our financial and share price performance, but also in the initiatives underway to support our people.

I have spent a significant amount of time this year speaking with CIBC employees. What our people say is that they want to be part of a winning team. I want to use this letter as an opportunity to talk about what winning means for CIBC.

CIBC is in business to help our customers achieve what matters to them. If we fail to keep this at the centre of our thinking we will not consistently achieve our financial objectives. Customer satisfaction and shareholder returns are both part of winning. Winning means nurturing a dedicated and enthusiastic workforce. It means actively supporting our communities. It also means reducing risk throughout the enterprise, while building a franchise that will continue to deliver stable and sustained earnings growth for many years to come.

My priority is to build a company that combines consistent and strong financial results with an excellent reputation. To do this, we have fundamentally repositioned CIBC in terms of its risk profile. We have shifted resources to our retail businesses to the point where today 64% of our capital supports our consumer-oriented activities, compared to 50% a year ago. We also changed the business model at CIBC World Markets to reduce single-name concentrations and our exposure to equity market downturns. Taken together, we believe these measures have significantly reduced the volatility of CIBC’s earnings and will sustain solid, steady growth.

Knowing where we are going  2002 proved a difficult year for most financial institutions — and for CIBC it was no exception. We entered 2003 with a commitment to four clear business strategies: reducing risk, changing our business mix, improving productivity and growing core businesses. We have made solid progress on all fronts, and, as 2003 drew to a close, we committed to doing more.

CIBC Annual Report 2003	For what matters	Management Report	3

Risk is a good example of this. A financial institution deals with two broad categories of risk — economic risk, which includes items like credit, market and operational risk, and strategic risk, which includes less quantifiable, but no less important items, such as competitiveness and reputation. CIBC’s risk reduction initiatives are designed to address both.

In terms of economic risk, we are aggressively managing the large corporate loan portfolio, reducing our exposure to merchant banking portfolio and other market risks, and maintaining prudent capital levels. In 2002, we announced our intention to reduce exposure to large corporate loans by one-third over three years. By changing our corporate business model to focus on credit distribution, we have already surpassed that objective. Our merchant banking portfolio continues to decline, interest rate risk has been reduced and our market risk is being maintained at the lowest level in many years. Capital ratios are strong and we intend to maintain them at prudent levels.

In the area of reputational risk, the world has clearly changed over the past 18 months. Financial institutions have always been expected to attain the highest standards of ethical and governance practices — and this imperative has assumed even greater importance. During 2003, we implemented new reputational risk policies and continued to strengthen the governance culture at CIBC and this effort will continue in 2004.

Improved productivity will also continue to be a major focus in 2004. Winning today requires consistent improvements in efficiency, while at the same time improving service to our customers. In that regard, we are taking costs out even as we build our franchise. This is possible because we are beginning to realize the benefits from technology spending, including investments in new flagship branches, and an increased emphasis on our brand. In this sense, productivity is ultimately about revenue growth. Our priority is to generate growth in areas where CIBC has a particular competitive advantage, such as mortgages, cards, wealth management and domestic wholesale banking.

Generating results  In 2003, our retail and wealth management businesses, including commercial banking, generated $7.9 billion in revenue and produced $1.3 billion in earnings. Earnings per share contribution from these businesses has grown at a compound annual rate of 6.2% over the past four years.

At CIBC World Markets, results this year improved dramatically. Our domestic wholesale business continues to widen the lead on our competitors in Canada and our U.S. business generated improved results on a much more efficient platform.

CIBC as a whole reported strong results in 2003. Earnings increased from $653 million last year to $2,063 million this year. Return on equity was 19.3%, exceeding our objective of 14-18%. We met all but one of the performance targets set at the beginning of the year. In the one area where we missed our target, earnings growth in our retail and wealth businesses, the trend lines point to improvement going forward.

The net result of improved performance in 2003 was that our shares generated the best total return to shareholders of the major Canadian banks this year.

4	Management Report	Letter to Shareholders	CIBC Annual Report 2003	For what matters

SENIOR EXECUTIVE TEAM: FRONT ROW (L—R) John Hunkin, President and Chief Executive Officer
Mike Woeller, Vice Chair and Chief Information Officer Tom Woods, Senior Executive Vice-President and
Chief Financial Officer BACK ROW (L—R) Wayne Fox, Vice Chair and Chief Risk Officer Jill Denham, Vice
Chair CIBC Retail Markets David Kassie, Vice Chair CIBC World Markets Richard Venn, Senior Executive
Vice-President Corporate Development Ron Lalonde, Senior Executive Vice-President and Chief
Administrative Officer Gerry McCaughey, Vice Chair CIBC Wealth Management

Building a sustainable company In 1991, CIBC became the first bank in Canada to develop an environmental credit risk management program, in effect building an analysis of environmental factors into our risk assessment process. We demonstrated, even then, an understanding that creating value in the present should not come at the expense of future generations. We followed this action with a formalized, corporate-wide environmental policy in 1993, and a more highly developed environmental credit and investment risk management policy in 1999.

Today, CIBC is committed not only to protection of the environment, but to the broader goals of sustainable development.

This commitment has brought CIBC external recognition, including:

•	Inclusion, for the second consecutive year, in the Dow Jones Sustainability World Index
•	Listing on the FTSE4Good Index
•	Selection by the Corporate Knights as one of Canada’s “50 Best Corporate Citizens”
•	Citation by the United Nations Environmental Program for the quality of our sustainability reporting

2003 Operating Highlights

#1 credit card provider	Helping employees succeed	Market strength in mortgages	CIBC goes green with Ontario Power Generation

CIBC’s credit card business is #1 in Canada in market share for card purchase volumes and outstanding balances.	CIBC received a national award for its active support of the issue of mental health and innovative programs it offers to support employees’ health and well-being.	Increased market share in mortgages to 14.8%; 11 consecutive quarters of growth.	CIBC purchased 2,000 megawatt hours of green power — electricity produced from renewable sources — the largest such purchase by a Canadian financial institution.

CIBC Annual Report 2003	For what matters	Management Report	5

Looking ahead...there is a new sense of confidence at CIBC that we are moving in a direction that will allow us to achieve steady, sustainable results...

So what precisely does it mean to be a sustainable company and how are we moving CIBC down that road?

A sustainable company creates value for today’s generation without compromising future generations. This requires keeping in balance the needs of each of our stakeholder groups.

Beginning in 2001, we have published a separate Public Accountability Statement (PAS). This statement has developed over time and now documents in detail our commitment to social and environmental issues. In 2003, we took the additional step of engaging in the work of formally setting a strategic framework to integrate all of our thinking on financial, social and environmental issues. The 2003 PAS will be available at www.cibc.com/pas in early 2004.

Management is also actively engaged in a dialogue to create and define a clearer mission statement for CIBC, one that not only carefully communicates our values, but also identifies our key value drivers and articulates what a successful CIBC would look like in the eyes of its stakeholders.

Our aspiration is to be recognized as the leader in customer relationships. To support that, we strive to:

•	Create a work environment where people can excel
•	Help our customers achieve what matters to them, and
•	Make a real difference in our communities

Underpinning all of this is strong governance. CIBC has an excellent reputation on this front, but governance is about more than compliance processes and documentation. It is about leadership and value systems, living up to one’s core principles of behaviour and making sure they are integral to business operations and business decisions. Bill Etherington speaks to this in his Chairman’s message, which follows on the next page.

Looking ahead to 2004 and beyond, there is a new sense of confidence at CIBC — confidence that we are moving in a direction that will allow us to achieve steady, sustainable results on behalf of all of our stakeholders. We still have significant work to do — but I am extremely pleased with the progress made to date. That progress could not have been achieved without the hard work and dedication of our employees, who worked tirelessly to deliver what matters to our customers. In the final analysis, this, more than anything else, is what made 2003 such a successful year for CIBC.

Leader in Canadian markets	Investments in customer service	Active in our communities	Creating a differentiated strategy in Imperial Service™

CIBC World Markets was Canadian leader in equity underwriting, income trusts, corporate debt underwriting, mergers and acquisitions and credit.	CIBC re-engineered many of its retail banking processes to free up almost 500,000 hours of employees’ time for customers.	CIBC donated $48 million to our communities. More importantly, our people donated their time and energy to many valuable causes, like the United Way.	More than 1,000 advisors are now fully licensed to sell both investment and credit products.

6	Management Report	Chairman’s Letter	CIBC Annual Report 2003	For what matters

William A. Etherington
Chairman of the Board

Governance

Good governance is about doing the right thing.

It’s a matter of trust. Trust is earned through the consistent demonstration of an unwavering commitment to governance and accountability. Trust is a key to the success of all organizations, especially financial institutions like CIBC. The ongoing dialogue regarding governance confirms that the faith in public companies remains fragile. Regaining this faith is an imperative for all companies and, at CIBC, we are dedicated to establishing the highest level of trust with our stakeholders.

At CIBC, your Board believes that strengthening governance is not only the right thing to do, but is sound business practice. There is a growing body of empirical evidence that companies with a strong governance history produce better shareholder returns over the long term.

Another component of good governance involves being a responsible corporate citizen. I am proud of the contribution that CIBC makes to its communities, as well as to the lives of its employees and customers. We believe that by enhancing the interests of all of our stakeholders, we will not only create value, but sustainable value.

During the year, CIBC was recognized as a leader in corporate sustainability. For example, we were pleased to be included again — as one of only a few Canadian companies — in the Dow Jones Sustainability World Index (DJSI World), which tracks the performance of leading sustainability-driven companies worldwide.

On behalf of the Board, I am pleased to report to you on the continued progress CIBC made in 2003 in terms of strengthening our position in the corporate governance arena.

CIBC Annual Report 2003	For what matters	Management Report	7

One indicator of the progress we have made in governance matters is the fact that I am writing to you today as the first non-executive Chairman of the Board of CIBC, elected to this role by my fellow directors in August 2003. While the need to enhance the role of the directors’ independent leader had been under consideration by the Board for several years, the final impetus came in June of this year, when John Hunkin proposed separation of the roles of the Chairman and Chief Executive Officer. This evolution from our Lead Director structure reflects our continued focus on implementing governance best practices.

During the year, the Board again underwent a formal assessment process for itself, its committees and individual members. Updated mandates for each Board committee, incorporating the latest corporate governance best practices, were approved by the Board. Of note were changes to the mandate of the Audit Committee, which positions CIBC to be in compliance with new regulations in advance of the required date. Specifically, in the case of the requirement to establish a direct reporting relationship between the Audit Committee and the shareholders’ auditors, CIBC is very well positioned.

CIBC’s Board is not only reacting to new governance standards and rules. We are seeking to promote a culture where “it’s the right thing to do” is the ultimate standard. We are confident that the consistent application of this standard will help to earn and maintain your trust. We recognize that we are on a journey and that we must continue to strive for improvement. Through the participation in various surveys and studies, we benchmark our practices against others. We are also proactively seeking feedback from our investors and from organizations that measure and track governance practices in order to identify areas of opportunity, which allows us to plan for the future.

The Board is pleased with the positive results achieved by CIBC in 2003, both in terms of financial performance and governance. We intend to continue to work closely with management to keep CIBC on a path towards stable, sustainable growth. An integral part of this effort is our ongoing commitment to governance.

For more on CIBC’s governance initiatives see the Governance section.

2003 Governance Highlights

Corporate Knights “Triple Crown Winner”	Enhanced transparency	Recognition of governance strength	Strengthening controls

CIBC is listed on the DJSI World, the FTSE4Good Index* and the Corporate Knights Best 50 Corporate Citizens in 2002.

* FTSE4Good Index is designed to measure the performance of companies that meet certain globally recognized corporate responsibility standards.	Implemented a new policy of advance press release disclosure of intent to trade in CIBC equities by the Chief Executive Officer.	Tied for 4th place in the Globe and Mail’s Report on Business Corporate Governance ranking. Achieved “AAA” rating in the Rotman School of Management “Board Shareholder Confidence Index.”	Launched global program to strengthen financial controls to enhance governance and address increasing regulatory requirements.

8	Management Report	Chief Financial Officer’s Letter	CIBC Annual Report 2003	For what matters

Tom D. Woods
Senior Executive Vice-President and
Chief Financial Officer

Results

CIBC delivered strong financial results this year, reporting net earnings of $2,063 million and return on equity of 19.3%. Each of our business groups had strong performance this year.

Decisive actions  CIBC’s solid performance this year reflects decisive actions taken over the past 18 months. Risk has been reduced, expense trends are favourable and our core businesses continue to perform well. Total return to shareholders this year was the best of the Canadian banks. And we have increased our dividend payout target range to 40–50%.

Growth in core businesses  CIBC Retail Markets reported net income of $863 million. Return on equity (ROE) was 32.5%. Revenue from cards and mortgages increased 6.2%. CIBC Wealth Management reported net income of $366 million, an increase of 86%. ROE was 27.9%. Results in mutual funds and fixed-term investments were particularly strong. CIBC World Markets widened its lead in Canadian investment banking, and had very strong performance in the debt and equities business lines. Net income increased to $373 million and ROE was 9.1%.

Discipline  Our mix of businesses has historically hurt our expense and loan loss metrics versus our competitors. In 2003, we stepped up our initiatives on risk mitigation in our large corporate loan portfolios and expense control across the bank. Both loan losses and expenses were lower this year than in 2002. Both will remain areas of focus for 2004.

Performance measurement  Accountability within our business and infrastructure groups is enhanced by an extensive performance measurement system. We measure the performance of each group monthly across a number of metrics, comparing performance to historic results, targets and results of our competitors. The main measures we use include operating earnings and economic profit. A full discussion of this may be found in the Management’s Discussion and Analysis, How CIBC reports section.

Transparency  Transparent reporting is essential in maintaining the trust of our stakeholders. We continue to take every opportunity to make our reporting as straightforward and accessible as possible. We provide extensive detail in our quarterly financial reports and investor webcast presentations, and participate in several investor conferences each year where our presentations are archived on www.cibc.com under Investor Relations.

CIBC Annual Report 2003	For what matters	Public Accountability Statement	9

Success at CIBC means being accountable to all our stakeholders.

Accountability

Affordable accessible banking  CIBC is making changes to improve access to financial services, offer more choice of products and deliver great service. For example, CIBC continues to offer products like CIBC Waive Account™, allowing no-fee everyday banking transactions when holding a stated minimum balance. As well, President’s Choice Financial™ offers no-fee daily banking at select Loblaw Companies Limited stores across Canada. We have enhanced and upgraded our ABMs, and have made improvements to our Telephone Banking and Online Banking channels.

Small business  CIBC is committed to being the #1 bank for Canadian small business. We’re getting there by listening to the needs of our customers, enhancing our processes and developing products that are easy to understand and use. In 2003, CIBC made progress in designing new and innovative solutions that will have a lasting impact on the lives of small business owners. We introduced the CIBC Self-Employed Recognition Mortgage™ product, which makes it easier for entrepreneurs to buy a home, and launched the bizline™ VISA® card, a no-fee credit card for small business that combines convenience and affordable pricing with the high limit of a line of credit to better meet their needs.

Community and social development  CIBC supports social issues that matter to Canadians through corporate donations and sponsorships, and by encouraging the volunteer activities of our employees. In 2003, CIBC contributed more than $48 million worldwide, including over $25 million in Canada. CIBC is proud to support employee volunteer activities for worthy causes, including the CIBC Run for the Cure™, raising more than $17 million for the Canadian Breast Cancer Foundation, and The CIBC World Markets Children’s Miracle Day™, which collected over $29 million for children’s charities.

Environment  CIBC is committed to the principle of sustainable development and to managing environmental issues effectively to safeguard the interests of our stakeholders. In 2003, CIBC strengthened its commitment by proactively managing CIBC’s real estate portfolio, supplier relationships and procurement activity to promote sustainability. We also launched our external environmental website, with information on a variety of topics on the Corporate Environmental Management Program, to promote environmental awareness.

www.cibc.com	CIBC’s Public Accountability Statement 2003 will be available in early calendar 2004.

$72 million spent on frontline technology

CIBC
Retail Markets

Who we are
CIBC Retail Markets employees help individuals and small businesses achieve the things that matter most to them — be it buying a new home, building a business or saving for retirement. We are committed to ensuring that our employees have the knowledge, tools and technology they need to deliver exceptional value to our customers every day.

Putting customers first — 2003
Our success depends on how well we support our customers’ banking needs at every stage of their lives. So this year, we invested $72 million in branch technology and introduced a $9 million intranet-based learning program to improve our employees’ financial, sales and service skills. We upgraded our branch network, installed new technologies to improve customer processes and developed innovative products like our Bonus Savings Account, CIBC Aventura™ Gold VISA card and CIBC Self-Employed Recognition Mortgage product. Our efforts have resulted in improved customer perception of our in-branch service and higher employee productivity.

CIBC-at-a-glance

CIBC Annual Report 2003	For what matters	CIBC-at-a-glance	11

CIBC
Wealth Management

Who we are
At CIBC Wealth Management, we strive to create value for our clients by delivering tailored financial advice and innovative product solutions. We have invested in building the size and capability of our advisory sales forces in order to establish strong relationships with our clients. We are committed to meeting their diverse needs throughout various life stages and levels of affluence. We aspire to be the leading wealth management provider in Canada. By offering a full range of top quality, innovative products through skilled, dedicated advisors, we aim to help our clients achieve what matters most to them.

Putting customers first — 2003
This year, we demonstrated our ongoing commitment to our clients. In order to provide them with the highest level of advice, we further strengthened our advisory capability, building our fully licensed, accredited sales forces to more than 2,500. By packaging our investment solutions through our managed programs, we simplified the selection process for our clients and provided access to industry-leading investment managers. Our discretionary investment management program, CIBC Personal Portfolio Services®, has grown to become the #1 mutual fund wrap program in Canada. We made significant investments in our online brokerage, improving client access and functionality.

2,500 fully licensed advisors

CIBC Retail & Wealth together comprise all of CIBC’s individual and small business customer activities. CIBC continues to focus resources to grow these core businesses. CIBC Retail & Wealth, including Commercial Banking, generated $7.9 billion in revenue in 2003, and $1.3 billion in net income.

#1 in Equity Underwriting

CIBC
World Markets

Who we are
CIBC World Markets is a full-service investment bank, serving more than 7,500 corporate, investment and commercial banking clients. Our more than 2,300 employees have one goal — to deliver the best level of service, value and experience to our clients. We do this by combining our expertise in origination, trading and distribution with our disciplined focus on targeted sectors and product groups. We then deliver our full range of advisory capabilities through an unmatched client focus.

Putting customers first — 2003
Regardless of the transaction or the size of the deal, we never lose sight of what is really important — building relationships with our clients. In 2003, our client-focused strategy paid off. We were the top performing Canadian investment bank in equity underwriting, income trusts, corporate debt underwriting, mergers and acquisitions and credit. We led more deals for more value than our competitors, including two of the biggest deals of the year, Bombardier and Yellow Pages. In the U.S., we solidified our mid-market position as evidenced by our ranking in the high-yield leveraged buyout underwriting and equity league tables and participated in several large transactions, including Village Road Show and International Transmission Company.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	13

Management’s Discussion and Analysis

Management’s discussion and analysis for 2003 has been designed to provide readers with a more meaningful presentation of our businesses and our risk management approach. Strategic commentary and key messages for each business line have been integrated into the business line review to supplement the financial analysis.

Management’s discussion and analysis of CIBC’s 2003 results and operations is organized into five sections

OVERVIEW		BUSINESS LINE REVIEW		OFF-BALANCE SHEET		MANAGEMENT OF RISK		BUSINESS ENVIRONMENT
		AND FUNCTIONAL GROUPS		ARRANGEMENTS

To facilitate an under- standing of CIBC’s 2003 results, this section sets out CIBC’s key business themes, critical accounting policies and estimates, and employee future benefit assumptions. The consolidated statements of income and balance sheets are also reviewed to set the framework for the more detailed business line discussions that follow.		This section reviews CIBC’s business lines and provides an explanation of CIBC’s reporting structure. Business line profiles and strategies are outlined, as are the operating highlights for the year and the outlook for 2004. In addition, a review of the financial results is presented. This section also provides a description of the functional groups, which provide support services to the business lines.		This section provides a discussion of CIBC’s off-balance sheet arrangements.		This section provides details of how CIBC manages risk, including capital.		This section provides an economic review of 2003 and the outlook for 2004, as well as an overview of the regulatory environment in which CIBC operates. Also included are recent accounting and reporting developments.

14	Results	29	How CIBC Reports	41	Variable Interest Entities	45	Overview	58	Economic
15	Business Themes	30	CIBC Retail Markets	43	Derivatives	46	Management of Credit Risk	59	Regulatory
16	Critical Accounting Policies and Estimates	33	CIBC Wealth Management	43	Credit-related Arrangements	50	Management of Market Risk	59	Accounting and Reporting Developments
19	Employee Future Benefit Assumptions	36 39	CIBC World Markets Corporate and Other	44	Guarantees	54	Management of Liquidity Risk
21	Review of Consolidated Statements of Income	40	Functional Groups	44	Contractual Obligations	55	Management of Operational Risk
27	Review of Consolidated Balance Sheets					56	Management of Regulatory Capital

						57	Basel II Capital Accord

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003, 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes, such as AcG 15 and FIN 46; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; the level of bankruptcy filings and unemployment rates; the impact of events such as the September 11, 2001 attacks in New York, the SARS outbreak and the power outage in Ontario and parts of the U.S.; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts, while continuing to reduce costs through operational efficiencies. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Report.

14	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Overview

    RESULTS

Net income for the year was $2,063 million, up $1,410 million from 2002. Net income for the year benefited from a recovery and interest on overpayment of income taxes and reversal of a portion of the general allowance for credit losses. This was partially offset by a valuation allowance relating to the U.S. future income tax asset, losses on loans held for sale and the write-down related to Air Canada, as discussed in the Non-interest expenses section. Net income for 2002 was adversely affected by a restructuring charge, high provisions for credit losses, Merrill Lynch integration costs and write-downs to merchant banking investments and other portfolios, partially offset by a gain relating to the West Indies combination, as explained in the Non-interest income, and the Net interest income and margin sections.

     Earnings per share (EPS), diluted, and return on equity (ROE) for the year were $5.18 and 19.3%, respectively, compared with $1.35 and 5.1% for 2002.

$ millions, for the years ended October 31	2003	2002	2001

Net interest income (TEB)(1)	$5,802	$5,621	$4,693
TEB adjustment	132	111	144

Net interest income	5,670	5,510	4,549
Non-interest income	5,906	5,531	6,613

Total revenue	11,576	11,041	11,162
Provision for credit losses	1,143	1,500	1,100
Non-interest expenses	8,128	9,129	8,226

Income before taxes and non-controlling interests	2,305	412	1,836
Income taxes and non-controlling interests	242	(241)	150

Net income	$2,063	$653	$1,686

(1)	Management reviews net interest in come on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

The following table contains items included in net income that are, in management’s opinion, unusual in nature:

    UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Recovery and interest on overpayment of income taxes	$707	$—	$—
Valuation allowance relating to U.S. future income tax asset	(232)	—	—
Losses on loans held for sale	(152)	—	—
Reversal of general allowance for credit losses	95	—	—
Write-down related to Air Canada contract	(81)	—	—
Gain on sales of corporate assets	32	200	65
Merrill Lynch integration costs	(21)	(112)	—
Restructuring reversal (charge)	20	(323)	(123)
Business interruption insurance recovery	11	—	—
Adjustment to future income tax assets	—	52	(66)
Events of September 11, 2001	—	(19)	(4)
Restructured ownership of certain U.S.-based loans and leases	—	—	138
Bulk sale of U.S. corporate loans	—	—	(94)
Goodwill amortization	—	—	(46)
Specific provision for credit losses associated with the bulk loan sale	—	—	(28)

	$379	$(202)	$(158)

Capital management
CIBC’s total capital for regulatory purposes was $15.2 billion at October 31, 2003, up $0.9 billion from 2002, mainly as a result of internally generated capital, as well as new issues of preferred shares and subordinated indebtedness, partially offset by redemptions. CIBC’s Tier 1 and total capital ratios were 10.8% and 13.0%, respectively, at October 31, 2003, compared with 8.7% and 11.3% a year ago.

Shareholder value
CIBC’s common share price was $59.21 at October 31, 2003, compared with $38.75 at the end of 2002. Dividends of $0.41 per quarter, implying an annual dividend of $1.64 for 2003, represent a dividend yield of 2.8% based on the closing share price for the year. Book value was $28.78 per share, up from $25.75 in 2002. Under a normal course issuer bid, which ended on January 8, 2003, no common shares were repurchased during 2003.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	15

     Subsequent to year-end, on November 26, 2003, CIBC announced that, subject to the approval of the Toronto Stock Exchange, it intends to repurchase, from time to time over the next 12 months, up to an aggregate of 18 million of CIBC’s issued and outstanding common shares.

     On November 26, 2003, CIBC announced a $0.09 increase to the quarterly dividend to $0.50 per common share.

    BUSINESS THEMES

The key business themes at CIBC relate to reducing risk and nurturing businesses that will generate solid, sustainable earnings growth.

     The cornerstone of strategies implemented to support these themes is a disciplined balance sheet and capital management framework, which ensures resources are directed to businesses where CIBC has a competitive advantage and withdrawn from areas that have higher than acceptable risk and earnings volatility or are not strategically aligned. This process requires all businesses to assess their growth prospects on an ongoing basis and allows management to proactively prioritize access to these scarce resources.

     CIBC has made progress in a number of areas this year.

Shifting the business mix
A key priority of CIBC is to shift the business mix in favour of retail businesses, including commercial banking. By the end of 2003, 64% of CIBC’s allocated capital was attributed to the retail businesses, up from 50% at the end of 2002. CIBC’s objective is to continue this shift with a view to reaching a level of 70% in favour of retail businesses.

Growth
This year in CIBC Retail Markets, investments continued in employee training, brand strength and operational efficiency. Progress has been made on many fronts. Revenue per employee and cross-sell ratios have improved. CIBC continues to invest in branch reconfiguration and technology to ensure customers have access to an efficient electronic service capability for their day-to-day banking needs. CIBC has spent $245 million over the past two years in branch technology. CIBC’s ABM network at October 31, 2003, totalled 4,421 terminals. Other changes to the distribution network include refurbishment and remerchandizing of branches. As well, the closure of 36 branches and the opening of three new flagship branches are expected to improve both service and efficiency. Another 14 flagship branches are scheduled to open by the end of calendar 2004.

     From a product perspective, CIBC’s retail products have continued to gain market share. Residential mortgage balances under administration are up 11%, and market share continued to increase in 2003. These gains are a result of innovative product offerings and multi-channel delivery strategies. CIBC continued to be #1 in Canada in market share for credit card purchase volumes and outstanding balances; average balances under administration increased 8% during the year. In 2003, CIBC successfully extended its Aerogold Visa contract with Air Canada. CIBC launched two new products — a lifestyle card, CIBC Aventura Gold VISA card, and the CIBC bizline VISA card for small business owners. Investments in these core businesses will continue.

     CIBC is also investing in CIBC Wealth Management and is intent on achieving leadership in relationship-based and advice-based distribution, enhancing product development capabilities and developing scale. In the last four years, CIBC has completed six strategic transactions — three sales and three purchases. This year, CIBC sold its Oppenheimer private client and asset management businesses in the U.S. and, in previous years, sold CIBC Suisse and Guernsey private banking businesses because they either lacked scale or synergy with CIBC’s core strategy. During 2001 and 2002, CIBC purchased Merrill Lynch Canada’s private client and asset management businesses and acquired all of the remaining shares in TAL Global Asset Management Inc. because of their interlocking role in CIBC’s strategy. With the integration of the Merrill Lynch Canada private client business, CIBC created the largest full-service brokerage in Canada with over 1,400 full-service brokers. CIBC is a strong second among Canadian bank-owned dealers in assets administered at $89.1 billion. Also, Imperial Service financial advisors continue to expand their expertise through higher levels of accreditation. CIBC’s fully licensed branch-based advisory sales force has increased from more than 850 financial advisors to more than 1,000 advisors over the past year.

     In CIBC World Markets, investment continued in the Canadian franchise, where CIBC is a leader in many product areas, including equity underwriting, income trusts, corporate debt underwriting, mergers and acquisitions, and credit. While the essence of CIBC’s U.S. strategy is unchanged, the scope and scale of its operations have been transformed: CIBC has significantly reduced costs and risks, and reduced the number of industry groups on which it is focused. CIBC’s U.S. team delivers innovative capital market solutions to the middle market segment where CIBC has a strong presence. In the U.S., CIBC continues its evolution towards an “originate and sell” model for corporate credit from the old model of “originate and hold.”

     In July 2003, CIBC announced a valuation adjustment of $232 million to its U.S. future income tax asset. The adjustment was

16	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

driven by a revised earnings forecast for the U.S. holding company, including the acceleration of its loan sale program noted below. Going forward, results from the U.S. operations are expected to be favourable.

Reducing risk
Risk mitigation initiatives fall into three categories: actively managing the loan portfolio, reducing the merchant banking portfolio and other market risks, and maintaining prudent capital levels.

     In 2003, $2.9 billion of loans and commitments were identified and transferred to a held for sale portfolio with a view to selling these before the end of 2004. This is consistent with CIBC’s stated objective to reduce by one-third its capital allocated to large corporate loans. By the end of 2003, loans and commitments of $925 million were sold. Primarily as a result of reductions in non-core wholesale loans, capital attributed to the large corporate loan portfolio has been reduced by 42% since the second quarter of 2002, when CIBC committed to achieve a one-third reduction by 2005. Since the second quarter of 2002, CIBC has reduced its merchant banking portfolio by 19%, including the impact of write-downs. Other market risks remain at historically low levels, with Value-at-Risk (VaR) for both trading and non-trading activities ($6.2 million and $42.1 million, respectively) at or close to their lows since the CIBC VaR methodology, which measures the potential loss from adverse market movements, was developed in 1997.

     An essential element of managing for strength and stability is maintaining a solid capital position. Capital adequacy is at record levels, with the Tier 1 ratio at 10.8%, up from 8.7% in 2002. This capital level provides CIBC with significant strength in the near term and significant flexibility going forward.

Outlook
The North American economy continued to emerge from the 2001-2002 downturn with mixed signals throughout 2003, making forecasting difficult. Job creation continues to lag expectations and business investment has been slow to recover. Regardless of the speed at which the economy improves, CIBC is committed to business strategies that support growth in key areas and the maintenance of a strong balance sheet.

     Ongoing investment is planned in CIBC Retail Markets, where CIBC continues to improve its customer offer.

     Investments made in the core CIBC Wealth Management platform are largely complete and CIBC expects to generate higher revenue with little new fixed infrastructure investment. While CIBC is open to growth through acquisition in this important strategic business, little opportunity is apparent at this time.

     Much of the reduction in costs and risks in CIBC World Markets is completed and improved capital markets are expected to support higher earnings on a lower capital base.

     A key area of focus in 2004 will be expense management. CIBC is determined to make significant and continuous improvements in efficiency over the next two to three years.

    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding the results of operations and the financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently, that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. Details of CIBC’s critical accounting policies that require management’s judgments and estimates are described below. Assumptions made for pension and other benefit plans are discussed in the Employee future benefit assumptions section.

Valuation of financial instruments
Certain of CIBC’s financial instruments (including debt and equity securities, investments in merchant banking activities and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.

     Control procedures are in place relating to valuation processes, including the process for obtaining external prices, periodic model review, and the consistent application of control procedures from period to period. Imprecise estimates can affect the amount of gain or loss recorded in trading activities or the impairment recorded for a particular position or portfolio.

Trading instruments
CIBC’s trading instruments include debt and equity securities held for trading, obligations related to securities sold short, derivative contracts traded in a readily available market, and derivative contracts that are not listed on an exchange. For debt and equity securities, and obligations related to securities sold short that are carried at fair value, the fair values are based on quoted market prices, where available; otherwise, fair values are estimated using other third-party evidence, as available.

     For trading derivative instruments carried at fair value, where quoted market prices or dealer quotes are not available, fair values

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	17

are estimated on the basis of pricing valuation models. The majority of CIBC’s financial instruments that are valued utilizing such valuation models incorporate market measures that are readily observable or can be verified through external sources. Such observable market measures include interest rates, currency exchange rates, equity prices, index levels, credit spreads, corresponding market volatility levels and other market-based pricing factors, as well as appropriate proxy market data.

     Certain of CIBC’s trading derivative contracts are valued based upon models with unobservable market measures. These instruments may include long-dated interest rate or currency swaps, where swap rates or yield curves may be unobservable for longer-term maturities, or other exotic derivative contracts that may contain certain unobservable market measures. Valuation adjustments remain an integral part of the valuation process and are taken to adequately mitigate the valuation risk of these contracts.

     Where appropriate, fair values are adjusted for bid-offer considerations, including consideration of concentration exposure, and may include a valuation adjustment to cover credit, model, and parameter market risks, as well as administrative costs. Realized and unrealized gains or losses on securities and derivatives held for trading purposes are recognized in trading activities in the consolidated statements of income.

Investment securities
CIBC’s debt and equity securities held for investment, including investments held within the merchant banking portfolios and retained interests in securitized assets, may be written down, based on regular reviews to reflect other-than-temporary impairment losses. A variety of factors are reviewed and monitored to assess impairment, including, but not limited to, operating performance and future expectations, comparable industry valuations of public companies, changes in the market outlook, third-party financing and values derived from discounted cash flow models. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities (losses) gains in the consolidated statements of income.

     For additional details of fair value by type of on- and off-balance sheet financial instruments, see Note 23 to the consolidated financial statements.

Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in CIBC’s portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions and credit protection purchased from third parties. The allowance for credit losses consists of specific and general components. CIBC’s allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios. Changes in these estimates due to a number of circumstances can have a direct impact on the provision for credit losses, and may result in a change in the allowance.

Consumer loans
Management evaluates homogeneous loan portfolios (including residential mortgages, and personal and credit card loan portfolios) for specific allowances by reference to historical write-offs of balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions.

Business and government loans
For portfolios of large, individual loans, management establishes specific allowances against impaired loans based on continuous monitoring. Generally, a loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the market price of the loan.

General allowance
The general allowance is based on expected loss rates associated with different credit portfolios and the estimated time period for losses that are present but yet to be specifically identified, adjusting for management’s view of the current and ongoing economic and portfolio trends. The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on CIBC’s and market experience.

18	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC’s historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC’s experience over many years. For consumer loan portfolios, expected losses are based on CIBC’s historical flow and loss rates. The general allowance has been reduced by $150 million, primarily as a result of the reduction in CIBC’s corporate loan portfolio.

     For a further discussion of the methodologies used in establishing CIBC’s allowance for credit losses, see the Management of credit risk section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.

Securitizations
CIBC periodically transfers groups of loans or receivables to special purpose entities (SPEs) that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

     Securitizations are accounted for as sales when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets.

     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. As market prices are generally not available for retained interests, CIBC estimates fair values based on the present value of expected future cash flows. This requires management to estimate expected credit losses, prepayment rates, discount rates, forward yield curves and other factors that influence the value of retained interests.

     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale for accounting purposes. Second, a decision is required as to whether a securitization SPE should be considered a subsidiary of CIBC and be consolidated into the financial statements. If the activities of the SPE are sufficiently restricted to meet certain accounting requirements, the seller of the transferred assets need not consolidate the SPE. CIBC’s securitizations meet the accounting criteria and are recorded as a sale of assets and the related SPEs are not consolidated for financial reporting purposes.

     CIBC administers several SPEs that purchase pools of third-party financial assets and may be involved in other financial transactions involving SPEs. These arrangements meet existing accounting requirements for non-consolidation.

     For additional information on CIBC’s securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the Off-balance sheet arrangements section and Note 6 to the consolidated financial statements.

     In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued a new Accounting Guideline (AcG) 15 on consolidation of variable interest entities (VIEs). AcG 15 provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG 15 is effective for all annual and interim periods, beginning on or after November 1, 2004. In January 2003, in the U.S., the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) 46, “Consolidation of Variable Interest Entities.” FIN 46 provides a framework for identifying VIEs and requires a company to consolidate a VIE if that company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. For VIEs established prior to February 1, 2003, the provisions of FIN 46 are not effective until the end of the first interim or annual period ending after December 15, 2003. Additional guidance on implementing FIN 46 is evolving through the issue of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. CIBC will continue to review the status of its VIEs as this guidance is finalized. The provisions of the modification, when finalized, will affect management’s assessment of these VIEs. For additional information, see Variable interest entities in Note 29 to the consolidated financial statements.

Asset impairment
Goodwill, other intangible assets and long-lived assets
Goodwill and other intangible assets with an indefinite life are subject to at least an annual assessment for impairment by applying a fair value-based test at the reporting unit level. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the implied fair value. An acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Determining the useful lives of intangible assets requires considerable judgment and fact-based analysis.

     At October 31, 2003, CIBC had goodwill of $1.0 billion (including $0.9 billion allocated to retail brokerage and wealth products under CIBC Wealth Management) and other intangible assets with an indefinite life of $0.1 billion, which are substantially related to acquisitions made within the last two years. The fair values of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings, projected forward earnings,

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	19

price earnings multiples, terminal growth values and discount rates. Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 8 to the consolidated financial statements.

     In addition, CIBC reviews its long-lived assets and other identifiable intangibles with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and other identifiable intangibles would be based on the fair value of the asset.

Income taxes
Management uses judgment in the estimation of income taxes, and future income tax assets and liabilities. As part of the process of preparing CIBC’s consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions where CIBC operates. This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

     As at October 31, 2003, CIBC had available future income tax assets in excess of future income tax liabilities of $1,707 million before a valuation allowance of $232 million. A substantial portion of CIBC’s tax loss carryforwards originated from the U.S. operations in 2002 and will expire in 19 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law.

     Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of its future income tax assets. The factors used to assess the likelihood of realization are management’s forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of tax loss carryforwards. During 2003, CIBC recorded a valuation allowance of $232 million relating to the net future income tax asset from its U.S. operations, primarily as a result of the effect of the acceleration of CIBC’s loan sale program, a reduction in the investment securities portfolio and reduced interest income from a prolonged period of lower interest rates. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets will be realized prior to their expiration. The amount of the future income tax asset considered realizable, however, could be reduced in the future if forecasted income during the carryforward period is not likely to be achieved. Factors that may adversely affect CIBC’s ability to achieve sufficient forecasted taxable income include, but are not limited to, a deterioration of capital and credit markets, a decline in revenue or margins, and loss of market share or increased competition.

     For details of CIBC’s income taxes, see Note 20 to the consolidated financial statements.

     EMPLOYEE FUTURE BENEFIT ASSUMPTIONS

CIBC is the sponsor of pension plans for eligible employees. These plans include registered funded pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. CIBC also provides certain health-care, life insurance and other benefits to employees and eligible pensioners. CIBC has a long-term disability plan to provide benefits to disabled employees. These plans are funded to or above the amounts required by relevant regulations. During 2003, CIBC contributed $253 million (2002: $88 million) to the pension plans, which included $145 million (2002: nil) above the minimum required. For the year ended October 31, 2003, pension expense was $103 million (2002: $44 million). The post-retirement benefit plans are unfunded, with CIBC making contributions to cover annual benefit payments. For 2003, these benefit payments totalled $12 million (2002: $13 million). The long-term disability plan is funded through a Health & Welfare Trust. During the year, CIBC contributed $32 million (2002: $32 million) to this trust.

     Pension and other post-retirement benefit expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health-care cost trend rates, turnover of employees, retirement age and mortality rates. In accordance with Canadian generally accepted accounting principles (GAAP), actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At October 31, 2003, the net amount of the unamortized actuarial losses was $953 million (2002: $786 million) in respect of pension plans and $118 million (2002: $59 million) in respect of post-retirement benefit plans.

20	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     CIBC’s approach to managing its pension plans is based upon a comprehensive framework to ensure that the pension plans are properly governed, managed, and operated in each region. This framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. Key assumptions are reviewed each year. The weighted-average assumptions used for 2003 and 2002 are as follows:

		Pension		Other benefits

For the years ended October 31		2003	2002	2003	2002

Discount rate	Based on the yield of high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments	6.2%	6.7%	6.1%	6.4%

Expected long-term rate of return on plan assets	Based on the range of anticipated long-term rates of return for each asset class	7.0%	7.5%	6.5%	7.0%

Rate of compensation increase	Based on the expected long-term rate of increase in compensation expense	3.6%	3.7%	3.3%	3.4%

CIBC’s pension plan asset allocations, at October 31, 2003 and 2002, and target allocation and weighted-average expected long-term rate of return for 2004 by asset category are as follows:

				Weighted-
	Percentage			average
	of plan asset			expected
	allocation at		Target	long-term
Asset category	October 31		allocation	rate of return

	2003	2002	2004	2004

Equity securities	54%	54%	55%	8.0%
Debt securities	42	42	40	5.5
Real estate	4	4	5	8.0

				7.0%

Actual future experience different from that assumed or future changes in assumptions may affect CIBC’s pension and other post-retirement benefit obligations and future expense. The following table outlines the potential impact of changes in certain key weighted-average assumptions used in measuring the accrued benefit obligations and related expenses:

2003 sensitivity of key assumptions	Pension benefit plans		Other benefit plans

$ millions	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$170	$19	$49	$5
Increase in assumption	(158)	(20)	(42)	—
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	12	n/a	1
Increase in assumption	n/a	(12)	n/a	(1)
Rate of compensation increase
Decrease in assumption	(49)	(10)	(1)	(1)
Increase in assumption	52	11	2	1

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and changes in each key assumption may not be linear.

     For further details on CIBC’s annual pension expense and accrued pension liability, see Note 16 to the consolidated financial statements.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	21

    REVIEW OF CONSOLIDATED STATEMENTS OF INCOME

Revenue
Total revenue consists of net interest and non-interest income.

Revenue in 2003 was up $535 million, or 4.8%, from the prior year due to an increase in net interest income of $160 million and non-interest income of $375 million.

     In 2002, revenue was down $121 million from 2001 due to a decrease in non-interest income of $1,082 million, partially offset by an increase of $961 million in net interest income.

Net interest income and margin
Net interest income includes interest and dividends earned on assets, net of interest paid on liabilities. Net interest margin is net interest income expressed as a percentage of average assets.

    NET INTEREST INCOME AND MARGIN

$ millions, for the years ended October 31	2003	2002	2001

Average assets	$284,739	$292,510	$278,798
Net interest income	5,670	5,510	4,549
Net interest margin	1.99%	1.88%	1.63%

Net interest income for the year was up $160 million from 2002, primarily due to volume growth and improved spreads in personal banking, President’s Choice Financial and mortgages, higher volumes in cards and small business banking, and interest on overpayment of income taxes. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination) in October 2002 and lower trading revenue. Additional analysis of net interest income and margin is provided in the Supplementary annual financial information section.

     In 2002, net interest income was up $961 million from 2001 as a result of higher average assets, particularly in cards and mortgages, and improvement in spreads. Net interest margins also benefited from lower funding costs on trading activities in 2002.

Non-interest income
Non-interest income includes all revenue not classified as net interest income.

Non-interest income for the year was up $375 million from 2002 due to higher trading revenue, lower merchant banking and other write-downs, partially offset by the net impact of the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) in January 2003. The prior year also included a $190 million gain relating to the West Indies combination.

    NON-INTEREST INCOME

$ millions, for the years ended October 31	2003	2002	2001

Underwriting and advisory fees	$870	$840	$826
Deposit and payment fees	713	665	569
Credit fees	386	410	493
Card fees	359	331	363
Investment management and custodial fees	340	486	322
Mutual funds fees	536	561	351
Insurance fees	168	148	100
Commissions on securities transactions	884	1,203	1,089
Trading activities	627	273	1,343
Investment securities (losses) gains, net	(99)	(168)	575
Income from securitized assets	216	200	240
Foreign exchange other than trading	273	218	160
Other	633	364	182

Total non-interest income	$5,906	$5,531	$6,613

Underwriting and advisory fees increased by $30 million, or 3.6%, due to higher new volumes, partially offset by the impact of the Oppenheimer sale.

     Deposit and payment fees increased by $48 million, or 7.2%, due to increases in both service fees and business volumes.

     Credit fees decreased by $24 million, or 5.9%, mainly in CIBC World Markets due to reduction in large corporate loans.

     Card fees increased by $28 million, or 8.5%, mainly as a result of higher purchase volumes.

     Investment management and custodial fees decreased by $146 million, or 30.0%, from the prior year due to the Oppenheimer sale.

     Mutual funds fees decreased by $25 million, or 4.5%, mainly due to the Oppenheimer sale.

     Commissions on securities transactions were down $319 million, or 26.5%, mainly due to the Oppenheimer sale.

     Trading activities were up $354 million, or 129.7%, reflecting a stronger U.S. market for the equity structured products, fixed income activities and Canadian equities. For more discussion of trading activities, see the Trading revenue section below.

     Investment securities (losses) gains, net includes realized losses and gains on disposals, as well as write-downs, to reflect other-than-temporary impairments in the value of securities held for investment purposes. Revenue increased $69 million, or 41.1%, from the prior year, resulting from the combined effect of significantly reduced asset write-downs and significantly lower gains (2002 included transactions related to Global Crossing Ltd.).

     Income from securitized assets was up by $16 million, or 8.0%, primarily due to an increase in the securitized asset portfolio of residential mortgages.

22	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     Foreign exchange other than trading was up $55 million, or 25.2%, mainly due to the favourable impact of interest rate conditions on the pricing of foreign exchange forward contracts that hedge CIBC’s net investment in foreign operations, partially offset by the loss of retail foreign exchange revenue as a result of the West Indies combination.

     Other includes the gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, and realized gains and losses, as well as write-downs on limited partnerships, and other commissions and fees. Other was up $269 million, or 73.9%, from 2002, mainly due to lower write-downs to other assets and the gain resulting from the Oppenheimer sale, and the U.S. real estate securitization loan sales, partially offset by the absence of the $190 million gain resulting from the West Indies combination.

     In 2002, non-interest income was down $1,082 million, or 16.4%, from 2001. Non-interest income was adversely affected by lower origination and trading activities, particularly in the U.S., and increased net merchant banking write-downs and other write-downs in the collateralized debt obligation and high-yield portfolios, all associated with weaker market conditions. This decrease was partially offset by revenue from acquired businesses and the $190 million gain resulting from the West Indies combination.

Trading revenue

    TRADING REVENUE

$ millions, for the years ended October 31	2003	2002	2001

Net interest income — trading related	$151	$290	$(313)
Non interest income — trading activities	627	273	1,343

Total trading revenue	$778	$563	$1,030

By type:
Interest rate	$308	$290	$505
Foreign exchange	171	152	179
Equities	199	44	279
Other(1)	100	77	67

Total trading revenue	$778	$563	$1,030

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

In 2003, total trading revenue was up $215 million from the prior year, primarily due to stronger performance in equity businesses, as market conditions improved compared with the difficult trading conditions experienced in 2002.

     In 2002, total trading revenue was down $467 million from 2001, primarily due to the difficult financial conditions associated with a weaker U.S. economy. As a result, both equity and fixed income activities declined.

Provision for credit losses
Provision for credit losses for the year was down $357 million from 2002, mainly due to a $150 million (after-tax $95 million) reversal of the general allowance, primarily reflecting reductions in the business and government loan portfolio, and higher provisions made in 2002 as a result of a combination of deteriorating market conditions and specific provisions relating to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., partially offset by a provision for credit losses of $228 million (after-tax $138 million) in 2003 relating to loans held for sale, as discussed in the Management of credit risk section.

Non-interest expenses
Non-interest expenses include all of CIBC’s costs, except interest expenses, provision for credit losses and income taxes.

Non-interest expenses were down $1,001 million, or 11.0%, from 2002.

    NON-INTEREST EXPENSES

$ millions, for the years ended October 31	2003	2002	2001

Employee compensation and benefits
Salaries	$2,260	$2,620	$2,417
Incentive bonuses	1,164	933	1,372
Commissions	460	767	474
Benefits	533	562	469

	4,417	4,882	4,732
Occupancy costs	605	715	631
Computer and office equipment	1,143	985	834
Communications	378	441	412
Advertising and business development	245	295	286
Professional fees	241	297	327
Business and capital taxes	133	114	109
Restructuring (reversal) charge	(31)	514	207
Other	997	886	688

Total non-interest expenses	$8,128	$9,129	$8,226

Employee compensation and benefits were down $465 million, or 9.5%, from the prior year, primarily due to the Oppenheimer sale, the sale of CIBC’s interest in INTRIA-HP Corporation (IHP), lower Merrill Lynch integration costs, the winding down of the U.S. electronic banking operations and the West Indies combination, partially offset by higher revenue-related compensation.

     Occupancy costs were down $110 million, or 15.4%, over the prior year, mainly due to the winding down of the U.S. electronic banking operations, the Oppenheimer sale, and the sale of CIBC’s interest in IHP.

     Computer and office equipment was up $158 million, or 16.0%, from 2002, primarily as a result of outsourcing of information technology services.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	23

     Communications comprises telecommunications, postage, courier and stationery. Expenses were down $63 million, or 14.3%, from 2002, mainly due to the Oppenheimer sale and winding down of the U.S. electronic banking operations.

     Advertising and business development was down $50 million, or 16.9%, from 2002, primarily due to cost-reduction initiatives in CIBC World Markets, restrictions on business travel due to the SARS outbreak, winding down the U.S. electronic banking operations, the West Indies combination, the Oppenheimer sale and the sale of CIBC’s interest in IHP.

     Professional fees were down $56 million, or 18.9%, from 2002, mainly because the prior year included legal fees related to the restructuring of the U.S. operations of CIBC World Markets, and the decrease in consulting fees resulting from the completion of the West Indies combination and the integration of Merrill Lynch.

     Business and capital taxes were up $19 million, or 16.7%, over the prior year as capital taxes were higher due to the increased income and capital of the non-consolidated CIBC.

     Restructuring (reversal) charge of $514 million was recorded in 2002. During the year, CIBC changed its estimate for restructuring, resulting in a $31 million reduction in the original provision. For additional information, see the Restructuring section.

     Other comprises outside services, irrecoverable losses, other personnel costs and donations. Other was up $111 million, or 12.5%, from 2002, primarily as a result of the $128 million write-down related to Air Canada, as discussed in the Air Canada contract section below, and a $109 million reserve associated with Enron-related matters, as discussed in the Enron section below. This was partially offset by the absence of expenses related to the events of September 11, 2001 and lower irrecoverable losses.

     The efficiency ratio was 70.2% in 2003, compared with 82.7% in the prior year.

     At October 31, 2003, CIBC had a regular workforce headcount of 36,630, down 5,922 from 2002, due to the Oppenheimer sale, the sale of CIBC’s interest in IHP and the winding down of the U.S. electronic banking operations, as well as staff reductions due to restructuring.

     In 2002, non-interest expenses were up $903 million, or 11.0%, over 2001, primarily due to the restructuring charge of $514 million, the ongoing expenses of acquired businesses and acquisition-related costs, partially offset by lower revenue-related compensation.

Dispositions
In January 2003, CIBC sold its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million to Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer & Co. Inc. (Oppenheimer). Total consideration consisted of cash of $26 million, debentures of $245 million and a promissory note for $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Oppenheimer, representing an interest of approximately 35%.

     CIBC realized a net pre-tax gain of $58 million from the Oppenheimer sale. For further details, see Note 2 to the consolidated financial statements.

     In 2003, CIBC sold its 51% interest in IHP, a technology outsourcing company, and other related assets to Hewlett-Packard (Canada) Co. (HP). The impact of the sale was not significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning November 1, 2002.

Air Canada contract
In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the Aerogold Visa contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The payment was deferred and amortized over the life of the contract.

     Subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment of certain other conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC contract and financing, and instructed the Court-appointed monitor to conduct a bidding process in respect of the contract, while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new contract with certain amendments. Under the terms of the new contract, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24% for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to purchase Aeroplan miles in connection with charge cards, subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to submit a claim to recover the contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax ($81 million after-tax) charge during the year, included in other non-interest expenses, to write down the deferred asset relating to the original contract, net of management’s expected recovery on the contractual termination payment.

24	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     In conjunction with the new contract, CIBC also provided Air Canada with a secured credit facility of $350 million. The principal will be repaid through the sale of Aeroplan miles no later than October 1, 2004. This loan is recognized as an asset on CIBC’s consolidated balance sheets and is being reduced as CIBC acquires Aeroplan miles. As at October 31, 2003, the balance outstanding on this loan was $169 million.

Enron
On December 22, 2003, CIBC agreed with the staff of the U.S. Securities and Exchange Commission (SEC) to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in CIBC’s 2003 annual consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, CIBC entered into an agreement with the U.S. Department of Justice. The Department of Justice has agreed not to prosecute CIBC for violations of criminal law that in the Department’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: CIBC’s continued cooperation with the Department; its acceptance of responsibility for conduct of its employees; its agreement to exit certain structured finance businesses and transactions; its agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and its retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions (OSFI) to implement the policies and procedures outlined in CIBC’s agreement with the Department of Justice and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to CIBC’s compliance with these policies. Management does not expect the terms of these settlements to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

     In addition, CIBC and certain affiliates (collectively, for the purposes of this paragraph “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. CIBC believes these claims are without merit and intends to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and CIBC presently believes this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. CIBC will regularly assess the sufficiency of its litigation reserves in relation to these Enron-related matters.

Restructuring
In 2002, CIBC recorded a restructuring charge of $366 million relating to closing the U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. Significant actions taken in 2003 include settlement of contracts with the major U.S. electronic banking alliances, staff reductions in certain businesses, winding down the bizSmart™ operations, reconfiguration of the branch network and rationalization of business support functions. During the year, CIBC changed its estimate for restructuring, resulting in a $31 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original charge. In particular, severance costs were less than originally anticipated due to higher levels of attrition and redeployment within CIBC. In addition, vendor and contract termination costs were less than originally anticipated, and there was improved recovery on assets. In total, these initiatives are expected to result in the elimination of approximately 2,700 positions. Approximately 2,500 positions were eliminated during the year. For details, see Note 17 to the consolidated financial statements.

New York premises
In 2001, CIBC entered into a 30-year lease on a building that is being built at 300 Madison Avenue in New York. Due to the sale of the Oppenheimer businesses and the decision, made after the events of September 11, 2001, not to have all New York-based employees located in one building, CIBC revisited its New York premises strategy and decided to occupy less space in the new building than originally planned. CIBC will vacate some of its existing New York premises when the new building is ready for occupancy, which is expected to be in the second half of 2004. CIBC expects to incur sublease losses as it exits existing leased facilities. These losses will be recorded when incurred and are currently estimated not to exceed approximately $50 million. Given the uncertainties in the real estate market and the timing of the relocation, the ultimate financial impact is not determinable at this time.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	25

     As at October 31, 2003, CIBC was negotiating to sublease a major portion of its leased space under construction at 300 Madison Avenue for a term of 30 years. Under the proposed sublease agreement, CIBC is likely to pay out up to US$110 million in leasing concessions over 2004 and 2005, with all amounts to be deferred and amortized over the lease term. The sublease is targeted to commence on January 1, 2004. The financial impact of this agreement is not expected to be significant on an annual basis.

Taxes

    TAXES

$ millions, for the years ended October 31	2003	2002	2001

Income tax expense (benefit)	$239	$(279)	$92

Indirect taxes
Capital taxes	126	100	98
Property and business taxes	35	44	38
Payroll taxes	212	235	209
GST and sales taxes	242	204	198

Total indirect taxes	$615	$583	$543

Total taxes	$854	$304	$635

Combined Canadian federal and provincial tax rate	36.6%	38.7%	41.6%
Income taxes as a percentage of net income before income taxes	10.4%	(67.7)%	5.0%
Total taxes as a percentage of net income before deduction of total taxes	29.2%	30.5%	26.7%

Total income and indirect taxes increased $550 million, or 180.9%, in 2003.

Income taxes comprise income taxes imposed on the non-consolidated CIBC, as well as on CIBC’s domestic and foreign subsidiaries.

Income tax expense was up $518 million from 2002. This increase was primarily due to increased earnings from CIBC’s North American operations. Income tax expense in 2003 was decreased by a $689 million income tax recovery relating to a settlement agreement with Canada Customs and Revenue Agency (CCRA). CIBC had previously recognized Canadian income tax expense against certain earnings, as there was significant uncertainty as to how the transactions would be assessed by CCRA, which subsequently determined that a portion of these earnings was not subject to Canadian income tax. The agreement and related reassessments cover the 1996 to 2000 taxation years, and largely relate to foreign-based transactions that occurred during and after 1999. This decrease was partially offset by a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations. Affecting the tax benefit in 2002 was the non-taxable gain from the West Indies combination, and the recognition of a future income tax asset of $52 million in respect of certain United Kingdom tax losses related to prior years.

     The combined Canadian federal and provincial income tax rate of 36.6% (2002: 38.7%) is the non-consolidated CIBC’s statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportion of income earned in each of the provinces and in offshore branches of the non-consolidated CIBC. The rate declined in 2003, primarily as a result of a reduction in the federal income tax rate from 25% to 23%, effective January 1, 2003. For a reconciliation of CIBC’s income taxes in the consolidated statements of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

     Under Canadian GAAP, CIBC is required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future income tax asset is established using tax rates that will apply in the future periods. Accounting standards also require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. During the year, CIBC undertook a review of the future income tax assets and, primarily as a result of the acceleration of CIBC’s loan sale program, a reduction in the U.S. investment securities portfolio, and reduced interest income resulting from a prolonged period of lower interest rates, concluded that it was appropriate to establish the $232 million valuation allowance against the U.S. future income tax asset.

     Included in the future income tax asset balance as at October 31, 2003, is an amount of $141 million (2002: $447 million) related to losses in the U.S. operations, which will expire in 19 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. Although realization is not assured, CIBC believes that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration. In this regard, CIBC has completed various expense management initiatives, refocused its business activities and provided additional capital, which will generate additional income.

     On November 24, 2003, the Ontario Government introduced new legislation, the Fiscal Responsibility Act, 2003, that would increase the general corporate income tax rate to 14% effective January 1, 2004. The effect of this rate increase on CIBC in 2004 is not expected to be significant.

Indirect taxes comprise capital, property and business, payroll, and goods and services tax (GST) and sales taxes. Indirect taxes are included in non-interest expense.

Indirect taxes were up $32 million from 2002. Capital taxes increased by $26 million, primarily as a result of increased earnings and capital of the non-consolidated CIBC. Sales taxes increased by $38 million,

26	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

primarily as a result of increased taxable charges resulting from the outsourcing of information technology services to HP in November 2002, and increased purchases of Aeroplan miles. Offsetting these increases were decreases in payroll taxes of $23 million, mainly due to staff reductions arising from the winding down of the U.S. electronic banking operations, the Oppenheimer sale, and the sale of CIBC’s interest in IHP.

     In 2002, total income and indirect taxes were down $331 million from 2001. This was mainly attributable to decreased total income taxes of $371 million, which occurred primarily as a result of decreased income levels in the U.S. operations, the non-taxable gain from the West Indies combination, and the recognition of the $52 million United Kingdom future income tax asset.

Stock option plans
CIBC has two stock option plans: the Employee Stock Option Plan and the Non-Officer Director Stock Option Plan, as detailed in Note 15 to the consolidated financial statements.

     The dilution impact of the stock option plans is calculated as the new option grants for the year, net of options forfeited by employees, divided by the average number of shares outstanding during the year. The dilution impact is summarized in the table below.

    STOCK OPTIONS

For the years ended October 31	2003	2002	2001	2000	1999	1998	1997

Net options granted (millions)	1.2	2.7	2.4	5.1	4.5	3.4	3.4
Average number of shares outstanding (millions)	360.0	360.6	372.3	388.9	409.8	415.0	413.5

Net grants during the year as % of average number of shares outstanding	0.3%	0.8%	0.6%	1.3%	1.1%	0.8%	0.8%

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	27

    REVIEW OF CONSOLIDATED BALANCE SHEETS

    CONDENSED BALANCE SHEETS

$ millions, as at October 31	2003	2002

Assets
Cash resources	$10,454	$9,512

Securities
Securities held for investment and loan substitute securities	18,220	20,664
Securities held for trading	52,282	44,628

	70,502	65,292

Loans
Residential mortgages	70,014	66,612
Personal and credit card	32,695	30,784
Business and government	33,177	41,961
Allowance for credit losses	(1,952)	(2,288)

	133,934	137,069

Securities borrowed or purchased under resale agreements	19,829	16,020
Derivative instruments market valuation	22,796	24,717
Other assets	19,632	20,683

	$277,147	$273,293

Liabilities and shareholders’ equity
Deposits	$188,130	$196,630
Obligations related to securities sold short	11,659	8,436
Obligations related to securities lent or sold under repurchase agreements	19,293	9,615
Derivative instruments market valuation	21,945	24,794
Other liabilities and acceptances	19,145	17,858
Subordinated indebtedness	3,197	3,627
Shareholders’ equity	13,778	12,333

	$277,147	$273,293

Assets
Total assets were $277.1 billion as at October 31, 2003, up $3.9 billion from the prior year. Increases were largely driven by securities held for trading ($7.7 billion), securities borrowed or purchased under resale agreements ($3.8 billion), residential mortgages ($3.4 billion), and personal and credit card loans ($1.9 billion). These increases were partially offset by reductions in business and government loans, including the loans transferred to the held for sale portfolio ($7.5 billion), securities held for investment ($2.4 billion), derivative instruments market valuation ($1.9 billion) and acceptances ($1.7 billion).

     Increased balance sheet usage by credit cards (22% growth) and residential mortgages (5% growth) reflects continued efforts to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. Significant reductions in business and government loans and acceptances, including the loans transferred to the held for sale portfolio (19% decline), were the result of reductions in the non-core wholesale loan portfolio through a combination of loan sales and maturities, and reflect continued efforts to liberate balance sheet resources from low-return businesses. Primarily as a result of these non-core wholesale loan reductions, economic capital attributed to the large corporate loan portfolio has been reduced by 42% since the second quarter of 2002, when CIBC committed to achieve a one-third reduction by 2005.

     A detailed discussion of the loan portfolio is included in the Management of credit risk section.

Liabilities and shareholders’ equity
Deposits were $188.1 billion at October 31, 2003, down $8.5 billion from 2002. The decrease is a result of reductions in business and government deposits, partially offset by growth in personal and bank deposits. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the Supplementary annual financial information section.

     Obligations related to securities lent or sold under repurchase agreements were $19.3 billion at October 31, 2003, up $9.7 billion from 2002, consistent with growth in securities held for trading and securities borrowed or purchased under resale agreements.

     Subordinated indebtedness was $3.2 billion at October 31, 2003, down $0.4 billion from 2002. Further details on subordinated indebtedness are provided in Note 12 to the consolidated financial statements.

     Shareholders’ equity was $13.8 billion at October 31, 2003, up $1.5 billion from the prior year, primarily due to higher net income for the year.

28	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

CIBC has three strategic business lines — CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management.

CIBC Retail & Wealth — Results

$ millions, for the years ended October 31	2003	2002	2001

Net income
CIBC Retail Markets	$863	$1,073	$804
CIBC Wealth Management	366	197	335

	1,229	1,270	1,139
Commercial banking	92	85	104

	$1,321	$1,355	$1,243

CIBC manages its commercial banking operations within CIBC World Markets, in contrast to some financial institutions that include commercial banking in their retail operations. The table above sets out net income for CIBC Retail & Wealth, as well as the effect of including CIBC’s commercial banking operations.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	29

     HOW CIBC REPORTS

During the first quarter of 2003, CIBC realigned its management structure into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada within CIBC Retail Markets-other and, in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other. CIBC also realigned the following businesses:

•	The lending products business within CIBC Retail Markets is allocated to customer segments included in the three business lines. Previously, lending products was a separately disclosed business.

•	Within CIBC Retail Markets:

–	Non-urban small business, previously in small business, is included in personal banking.

–	Insurance and West Indies, previously separately disclosed businesses, are included in other.

–	Student loans, previously in lending products, is included in other.

•	Within CIBC Wealth Management:

–	Private client investment was renamed retail brokerage, and global private banking and trust was renamed private wealth management.

–	TAL Private, previously in wealth products, is included in private wealth management.

–	Discount brokerage, previously in wealth products, is included in retail brokerage.

Segmented financial information for periods prior to 2003 was reclassified to reflect these changes.

     CIBC uses a Manufacturer/Customer Segment/Distributor Management Model to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and the lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines. Management uses this model to better understand the economics of customer segments, products and delivery channels.

     CIBC’s business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

Performance measurement
CIBC uses a number of financial measures to assess its performance. Some measures are calculated in accordance with GAAP, such as net income, net interest income and return on equity (ROE). Other measures are non-GAAP measures, such as operating earnings, net interest income on a taxable equivalent basis (TEB), economic capital and economic profit. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies. These measurements are outlined in more detail below.

Operating earnings
Operating earnings consist of net income excluding items that, in management’s opinion, are either unusual in nature or relate to substantial strategic investments. Management believes this measure provides the basis for more meaningful business line performance targets and enables users of CIBC’s financial information to do a more meaningful analysis of business trends.

Net interest income (TEB)
Management adjusts net interest income to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of CIBC’s financial information to make comparisons more readily.

Economic capital
Economic capital is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. Economic capital comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients, and business lines, as required. The resulting capital attributed to each of these provides the financial framework to understand the returns commensurate with the risk taken and is the basis for allocating CIBC’s equity capital to the business lines for determining ROE.

     The difference between economic capital allocated to the business lines and total equity capital is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process. These changes are made prospectively.

Economic profit
Economic profit measures the return generated by each business line in excess of CIBC’s cost of equity capital, which enables users of CIBC’s financial information to identify relative contributions to shareholder value.

30	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

CIBC
Retail Markets

Business profile
CIBC Retail Markets is a full-service retail bank serving customers across Canada through 1,106 branches, 4,421 ABMs, four telephone banking centres, and our online banking channel. Our more than 17,000 employees contribute 42% of CIBC’s net income by offering financial solutions to over nine million individual customers and almost 470,000 small business customers. Our products and advice are tailored to the needs of our customers at various stages of their financial lives.

Business strategy
To help our customers achieve the things that matter most to them, we are investing in initiatives that improve our customers’ experience with CIBC, seeking out operational efficiencies to bring our costs down, and driving performance through a stronger sales and service culture. Our major focus is on increasing customer satisfaction. To achieve this, we are improving our extensive distribution network, freeing up our employees’ time so that they can focus on the customer, raising sales and service standards, and building new products and more efficient processes.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2004

Personal banking	This year, CIBC launched a revitalized brand, upgraded branches, improved processes and developed tools and employee training to meet customers’ needs.	Despite a challenging low-interest rate environment, we are pursuing continued growth by improving customer satisfaction, by disciplined management of our sales and service activities, and by improving the technologies and processes behind our sales and service activities.

Small business banking	CIBC improved access to credit for small businesses by introducing a streamlined lending process and launching the CIBC Self-Employed Recognition Mortgage product.	We expect continued growth as we focus on providing advice, financial planning and skills development, as well as a balanced approach to the business and personal banking needs of our small business customers.

Cards	CIBC maintained a #1 position in the Canadian credit card market in purchase volumes and outstandings. We launched CIBC Aventura VISA Gold card, a new lifestyle and travel reward card, successfully retained our Aerogold contract and outsourced our card-processing platform to enhance our credit card offer.	In an increasingly competitive marketplace, we will strive to maintain our #1 market position by providing products that meet our cardholders’ evolving credit needs and contribute to stable profitability.

Mortgages	Our residential mortgage business continued to grow profitable market share in an extremely competitive mortgage market, increasing to 14.8% from 14.1% last year. CIBC’s multi-brand, multi-channel approach continues to be a very successful business model.	With the housing market expected to outperform the economy in 2004 and a potential decline in interest rates, the residential mortgage market will remain very competitive. We will continue our focus on becoming a leading mortgage provider through technology improvements, innovative offers and excellent sales and service management.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	31

Results

     RESULTS — CIBC RETAIL MARKETS

$ millions, for the years ended October 31	2003	2002	2001

Revenue (TEB)(1)(2)
Personal banking	$1,908	$1,714	$1,623
Small business banking	552	520	498
Cards	1,278	1,241	1,128
Mortgages	701	623	479
Other	528	880	689

Total revenue (TEB)(1)(2)	4,967	4,978	4,417
TEB adjustment	—	3	6

Total revenue	4,967	4,975	4,411
Provision for credit losses	607	419	397
Non-interest expenses	3,100	3,076	2,904

Income before taxes and non-controlling interests	1,260	1,480	1,110
Income taxes and non-controlling interests	397	407	306

Net income	$863	$1,073	$804

Efficiency ratio	62.4%	61.8%	65.8%
ROE	32.5%	45.5%	32.0%
Economic profit(2)(3)	$535	$800	$505

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

(2)	For additional segmented information, see Note 27 to the consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the year was $328 million (2002: $273 million; 2001: $299 million). For additional detail, see the How CIBC reports section.

Net income was down $210 million from 2002. In 2002, net income was up $269 million from 2001.

The following table contains items included in net income that are, in management’s opinion, unusual in nature:

     UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Write-down related to Air Canada contract	$(81)	$—	$—
Restructuring reversal (charge)	3	(41)	(24)
Gain on sales of corporate assets	—	200	43
Goodwill amortization	—	—	(14)

	$(78)	$159	$5

Revenue
Revenue for the year was down $8 million from 2002, mainly due to the $190 million West Indies gain in 2002, $199 million lower revenue due to the change to equity accounting resulting from the West Indies combination, and lower treasury revenue allocations of $56 million. These decreases were substantially offset by volume growth, higher fees and improved spreads in personal banking and President’s Choice Financial, volume growth and better spreads in mortgages, and higher volumes in cards and small business banking.

     In 2002, revenue was up $564 million from 2001, mainly due to the gain from the West Indies combination and volume growth in cards, mortgages, lending products and deposits. Spreads improved in cards and mortgages, but declined elsewhere. Revenue also increased due to gains on the sale and hedging of mortgages, higher

32	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

prepayment fees, as well as higher student loan servicing fees. These increases were partially offset by lower treasury revenue allocations, lower student loan volumes and the loss of ongoing revenue from the sale of the Merchant Card Services business in 2001.

Revenue details are as follows:

     Personal banking is the individual customer segment (customers other than those in Imperial Service and private wealth management). Revenue is earned from spreads and service fees from the deposits and lending products businesses and commissions from other product groups, including investments, mortgages and cards. Revenue was up $194 million from 2002, mainly due to loan and deposit volume growth and improved spreads, as well as higher fee revenue and internal commission income.

     Small business banking is the customer segment supporting small owner-operated businesses, including owners’ personal holdings. Revenue is earned from spreads and service fees from the deposits and lending products businesses and commissions from other product groups, including investments, mortgages and cards. Revenue was up $32 million from 2002, primarily as a result of volume growth in both loan and deposit products and higher fee revenue, partially offset by lower spreads.

     Cards comprises a portfolio of credit cards. Revenue is earned through spreads and fees. Revenue was up $37 million from 2002, mainly due to volume growth.

     Mortgages includes both residential and commercial mortgages. Revenue is earned through spreads, fees, mortgage sales and hedging activities, less internal commissions paid to the customer segments. Revenue was up $78 million from 2002, primarily due to improved volumes, spreads and fee income. This was partially offset by lower gains on sale and hedging of mortgages.

     Other includes electronic and self-service banking, President’s Choice Financial, insurance, student loans, the West Indies, and the allocation of a portion of treasury revenue. Revenue was down $352 million from 2002, primarily due to the $190 million West Indies gain in 2002, $199 million lower revenue as a result of the change to equity accounting resulting from the West Indies combination and lower treasury revenue allocations of $56 million. This was partially offset by an $81 million increase in revenue in President’s Choice Financial.

Provision for credit losses
Provision for credit losses was up $188 million from the prior year, mainly due to volume growth, higher loss ratios in cards and unsecured credit products, and higher agricultural losses.

     In 2002, provision for credit losses was up $22 million from 2001 due to higher volumes.

Non-interest expenses
Non-interest expenses for the year were up $24 million from 2002, primarily due to the $128 million Air Canada contract write-down, severance and other costs associated with realigning the personal banking and small business banking segments, and higher technology costs, partially offset by a $162 million decrease in West Indies expenses due to the change to equity accounting, lower project spending, and the $66 million restructuring charge in 2002.

     The efficiency ratio for 2003 was 62.4%, up from 61.8% in 2002, mainly as a result of the Air Canada write-down.

     In 2002, non-interest expenses were up $172 million from 2001, mainly as a result of restructuring, higher compensation costs and spending on marketing and technology.

     The regular workforce headcount was 17,453 at year-end, down 819 from the prior year, mainly due to realignment of staff to corporate infrastructure support and staff reduction programs.

Average assets
Average assets in 2003 were $145.5 billion, up $1.7 billion from the prior year, largely due to growth in residential mortgages and cards, partially offset by lower assets in West Indies due to the change to equity accounting.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	33

CIBC
Wealth Management

Business profile
With over 2,500 advisors and $193 billion client assets under administration, our distribution network includes branch-based advice, full-service brokerage, online brokerage, and our private banking, investment counsel and trust offer. We develop and package a range of financial solutions, including fixed-term investments, our separately managed account program, CIBC Wood Gundy Investment Consulting Service™, and our three mutual fund families — Renaissance™, Talvest and CIBC — managing over $36 billion assets, making us the fourth largest Canadian mutual fund provider.

Business strategy
Our goal is to achieve 12–15% compound annual profit growth over the next three years and establish market-leading positions in assets managed in our branch-advice, full-service brokerage, online brokerage and mutual fund businesses. Our strategy is to build Canada’s leading wealth management franchise with distribution advantage and innovative, highly competitive product solutions through leadership in both advice-based distribution and product innovation and packaging; and by leveraging scale to maximize market share and attain operational efficiencies. In 2004, we will continue to drive growth and profitability by further strengthening our distribution leadership through sales force accreditation and extending coverage.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2004

Imperial Service	We realized success through our continued focus on enhancing advisor capabilities. Today, 60% of our Imperial Service sales force are Certified Financial Planners and over 1,000 are fully licensed financial advisors, making the Imperial Service team a key driver of our success.	Imperial Service expects to solidify its unique market position among bank-based advisors as a leader in sales force size, quality and accreditation, providing both competitive advantage and growth opportunity.

Retail brokerage	Broadening the full-service advice platform and strengthening client/advisor relationships dominated the 2003 agenda for CIBC Wood Gundy, contributing to $89.1 billion in assets under administration at year-end and 28% growth in fee-based assets. CIBC Investor’s Edge™ focused on online enhancements and technology upgrades to assist self-directed investors.	Expected capital market improvements will allow us to leverage our extensive capacity. CIBC Wood Gundy will further support investment advisors in evolving their businesses to meet the needs of the growing affluent market. CIBC Investor’s Edge will strengthen online support to broaden its customer base.

Private wealth management	CIBC Private Wealth Management successfully piloted an integrated investment, banking and estate planning offer, focused on serving the needs of high net worth private clients, entrepreneurs, endowments, trusts and foundations. National rollout is underway.	CIBC Private Wealth Management will strengthen and expand relationships with high net worth clients by leveraging the expertise of our partners and our full suite of products in Canada and internationally.

Wealth products	By developing asset management solutions for customers, we continued consolidating industry leadership in 2003 and are positioned in Canada as the fourth largest mutual fund provider (second among the banks), the #1 mutual fund wrap program with one of the largest separately managed account programs.	To meet the growing demand for a full range of investment products, CIBC Asset Management will strengthen and expand distribution within the CIBC group of companies and third-party channels by continuing to offer tailored solutions.

34	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Results

     RESULTS — CIBC WEALTH MANAGEMENT

$ millions, for the years ended October 31	2003	2002	2001

Revenue
Imperial Service	$724	$718	$686
Retail brokerage	1,108	1,380	1,045
Private wealth management	141	159	150
Wealth products	511	530	413
Other	47	67	88

Total revenue	2,531	2,854	2,382
Provision for credit losses	18	11	9
Non-interest expenses	1,966	2,570	1,937

Income before taxes	547	273	436
Income taxes	181	76	101

Net income	$366	$197	$335

Efficiency ratio	77.7%	90.1%	81.3%
ROE	27.9%	32.9%	68.4%
Economic profit(1)	$205	$129	$276

(1)	The adjustment to net income for cost of equity for the year was $161 million (2002: $68 million; 2001: $59 million). For additional detail, see the How CIBC reports section. For additional segmented information, see Note 27 to the consolidated financial statements.

Net income was up $169 million from 2002. In 2002, net income was down $138 million from 2001.

     The following table contains items included in net income that are, in management’s opinion, unusual in nature:

     UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Gain on sales of corporate assets	$32	$—	$22
Merrill Lynch integration costs	(21)	(112)	—
Restructuring reversal (charge)	—	3	(20)

	$11	$(109)	$2

Revenue
Revenue for the year was down $323 million from 2002. The following items relating to the disposition and acquisition of certain businesses accounted for $325 million of the decrease in revenue, as follows:

•	loss of ongoing revenue resulting from the Oppenheimer sale, partially offset by:

•	a pre-tax gain of $58 million on the Oppenheimer sale;

•	an additional two months’ revenue related to the Merrill Lynch retail brokerage business acquired on December 28, 2001; and

•	an additional three months’ revenue related to the Merrill Lynch asset management business acquired on January 31, 2002.

In addition, treasury revenue allocations declined and private wealth management revenue decreased due to lower spreads and fee-based revenue. This was partially offset by increased GIC revenue, primarily due to higher spreads and volumes, and higher Imperial Service revenue on retail transaction accounts.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	35

     In 2002, revenue was up $472 million from 2001, primarily due to:

•	the acquisition of the remaining shares in TAL Global Asset Management Inc. in October 2001;

•	an additional 10 months’ revenue related to the acquisition of the Merrill Lynch retail brokerage business; and

•	an additional nine months’ revenue related to the acquisition of the Merrill Lynch asset management business.

Revenue details are as follows:

     Imperial Service is the customer segment offering financial advice to CIBC’s affluent clients. Specially trained financial advisors support the financial planning and product fulfillment needs of these clients. Revenue is earned primarily from sales and service fees paid by CIBC’s product groups. Revenue was up $6 million from 2002, primarily as a result of higher volumes on loans, retail transaction accounts and investment products.

     Retail brokerage provides comprehensive advice and investment, retirement and estate planning solutions to affluent clients through CIBC Wood Gundy. Online brokerage services are provided to self-directed clients through Investor’s Edge. Revenue is generated from fees and commissions. Revenue was down $272 million from 2002, primarily due to the loss of ongoing revenue resulting from the Oppenheimer sale, partially offset by the pre-tax gain of $58 million on the sale, and an additional two months’ revenue related to the acquisition of the Merrill Lynch retail brokerage business.

     Private wealth management provides a comprehensive range of global solutions, including investment management, trusts, private banking and global custody, to meet the financial management needs of individuals, families and corporations with significant financial resources. Revenue is earned from net interest spreads, fees and commissions. Revenue was down $18 million from 2002, primarily due to lower spreads and fee-based revenue.

     Wealth products includes mutual funds, investment management services and GICs. These investment products are developed and distributed to retail, institutional, small business and Imperial Service customers. Revenue is earned from net interest spreads, fees and commissions. Revenue was down $19 million from 2002, primarily due to the loss of ongoing revenue from the Oppenheimer sale. This was partially offset by increased GIC revenue due to higher spreads and volumes, as well as an additional three months’ revenue related to the acquisition of the Merrill Lynch asset management business.

     Other consists primarily of the allocation of a portion of treasury revenue. Revenue was down $20 million from 2002 due to lower treasury revenue allocations.

Non-interest expenses
Non-interest expenses for the year were down $604 million from 2002. The following items related to the disposition and acquisition of certain businesses accounted for $597 million of the decrease in non-interest expenses:

•	lower ongoing operating expense resulting from the Oppenheimer sale;

•	lower Merrill Lynch integration costs, partially offset by:

•	an additional two months’ expense related to the acquisition of the Merrill Lynch retail brokerage business; and

•	an additional three months’ expense related to the acquisition of the Merrill Lynch asset management business.

In addition, non-interest expenses declined due to cost containment activities.

     The efficiency ratio for 2003 was 77.7%, down from 90.1% in 2002, primarily due to the completion of the Merrill Lynch integration.

     In 2002, non-interest expenses were up $633 million from 2001, primarily as a result of ongoing and integration-related costs of acquired businesses.

     The regular workforce headcount totalled 6,601 at year-end, down 2,461 from 2002, mainly due to the Oppenheimer sale, integration and cost containment activities, and a realignment of staff to corporate infrastructure support.

Selected information
Average assets in 2003 were $30.7 billion, down $2.3 billion from the prior year, primarily due to lower treasury asset allocations.

     CIBC Wealth Management assets under administration totalled $193.2 billion at year-end. After excluding the effect of the Oppenheimer sale, assets under administration increased $2.8 billion or 1.5% from 2002, primarily due to improved market conditions.

     CIBC WEALTH MANAGEMENT ASSETS UNDER ADMINISTRATION

$ billions, as at October 31	2003		2002		2001

Individuals	$121.2		$174.0		$137.6
Institutions	36.3		42.1		47.9
Retail mutual funds	35.7		33.0		28.8

	$193.2	(1)	$249.1	(2)	$214.3

(1)	Assets under administration were down $55.9 billion or 22% from 2002, primarily due to the Oppenheimer sale.

(2)	Assets under administration were up $34.8 billion or 16% from 2001, primarily due to the acquisition of the Merrill Lynch retail brokerage and asset management businesses.

36	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

CIBC
World Markets

Business profile
CIBC World Markets is a leading North American investment bank with niche capabilities in the U.K. and Asia. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Business strategy
Our goal is to be the most profitable Canadian wholesale bank and a top tier performer in North America, by maximizing revenue for every dollar of capital deployed. In 2003, we reduced economic capital by 31% from $5.3 billion to $3.7 billion and, in the process, exceeded our goal of getting capital below $4.0 billion by 2005. By being disciplined in how we deploy capital, we are driving higher returns while focusing our efforts on industry groups and sectors that offer the strongest potential for profitability. We are also committed to being the industry’s most trusted advisor and to using our expertise in the capital markets to meet our clients’ business financing needs.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2004

Capital markets	We ranked #1 in income trusts; #1 in overall service in Canadian equity research, sales and trading; and #1 in fixed income and overall service quality in Canadian debt research. We also refocused our U.S. equities business, resulting in further penetration across major U.S. buy-side clients.	Our focus will be to capitalize on our improved research rankings and a streamlined operating platform to drive increased profitability. We will also take our industry-leading knowledge in income trusts in Canada to the emerging trust market in the U.S.

Investment banking and credit products	CIBC reduced large corporate loan capital by 42% since the second quarter of 2002; maintained our dominance in Canadian investment banking; and solidified our U.S. mid-market position as evidenced by our top 10 ranking in high-yield leveraged buyout underwriting league tables.	We will be disciplined around large corporate credit capital, by maintaining strict hold limits and concentration levels, while remaining committed to being a leading and active underwriter of credit. We will also extend our leadership in Canada and leverage our mid-market expertise in the U.S.

Merchant banking	CIBC made progress against its goal of reducing the merchant banking private equity portfolio by one-third by 2005. Through a combination of fund sales, reduced investment activity net of direct sales, and write-downs, actual reduction was 19% since the second quarter of 2002.	We will continue to take action within merchant banking to reduce the private equity portfolio, including sales of funds in the secondary market, with a view towards reducing future earnings volatility.

Commercial banking	Our key priority in 2003 was the disciplined execution of our overall strategy to bring ideas to clients that help them create, protect and realize value in their organizations. We completed extensive training and developed tools to support this initiative.	In 2004, we expect to realize the benefits of our work in 2003 through increased origination of new clients and higher revenues from existing clients while growing our origination capacity in the market.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	37

Results

RESULTS — CIBC WORLD MARKETS

$ millions, for the years ended October 31	2003	2002	2001

Revenue (TEB)(1)(2)
Capital markets	$1,526	$1,288	$1,534
Investment banking and credit products	1,567	1,115	1,474
Merchant banking	(47)	198	569
Commercial banking	436	449	484
Other	123	(34)	8

Total revenue (TEB)(1)(2)	3,605	3,016	4,069
TEB adjustment	132	108	133

Total revenue	3,473	2,908	3,936
Provision for credit losses	653	1,062	694
Non-interest expenses	2,421	2,518	2,730

Income (loss) before taxes and non-controlling interests	399	(672)	512
Income taxes and non-controlling interests	26	(530)	(297)

Net income (loss)	$373	$(142)	$809

Efficiency ratio	69.7%	86.6%	69.3%
Efficiency ratio (TEB)(1)(2)	67.2%	83.5%	67.1%
ROE	9.1%	(5.4)%	18.8%
Economic (loss) profit(2)(3)	$(71)	$(598)	$310

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

(2)	For additional segmented information, see Note 27 to the consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the year was $444 million (2002: $456 million; 2001: $499 million). For additional detail, see the How CIBC reports section.

Net income was up $515 million from 2002. In 2002, net income was down $951 million from 2001.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Losses on loans held for sale(1)	$(152)	$—	$—
Business interruption insurance recovery	11	—	—
Restructuring reversal (charge)	3	(36)	(37)
Adjustment to future income tax assets	—	52	—
Restructured ownership of certain U.S.-based loans and leases	—	—	138
Bulk sale of U.S. corporate loans	—	—	(94)
Specific provisions for credit losses associated with the bulk loan sale	—	—	(28)
Goodwill amortization expense	—	—	(14)

	$(138)	$16	$(35)

(1)	For details, see the Management of credit risk section.

Revenue
Revenue for the year was up $565 million from 2002 due to lower write-downs to collateralized debt obligation and high-yield portfolios, stronger performance from the equity structured products, fixed income, Canadian equity agency, and U.S. origination businesses, and higher treasury revenue allocations. These increases were partially offset by the impact of lower net merchant banking revenue.

     In 2002, revenue was down $1,028 million from 2001 ($1,190 million, excluding the impact of the 2001 loss on the bulk sale of U.S. corporate loans) due to lower trading and origination activities. These results reflected the impact of difficult financial

38	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

markets in the U.S. associated with weak economic conditions. The 2002 results also included higher write-downs to the merchant banking, collateralized debt obligation and high-yield portfolios.

Revenue details are as follows:

     Capital markets operates trading, sales and research activities serving institutional, corporate and government clients across North America and around the world. Revenue is generated from fees, commissions, spread-based income and from taking proprietary positions within prescribed risk parameters. Revenue was up $238 million from 2002, primarily due to stronger performance from the equity structured products (especially in the U.S.), fixed income, and Canadian equity agency businesses, including record performance from Canadian equity new issue activities.

     Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients across North America and around the world. Revenue is earned from fees relating to merger and acquisition services, underwriting activities, advisory services, and loan syndications. In addition, interest is earned on spreads on corporate loans. Revenue was up $452 million from 2002, primarily due to lower write-downs to CIBC’s collateralized debt obligation and high-yield portfolios, and improvements in U.S. origination activities.

     Merchant banking makes investments to create, grow and recapitalize companies across a variety of industries. Revenue is generated from fees, interest and dividends earned on investments and from gains or losses associated with these investments. Revenue was down $245 million from 2002, resulting from the combined effect of significantly lower gains (2002 included transactions related to Global Crossing Ltd.) and significantly reduced asset write-downs.

     Commercial banking originates financial solutions centred around credit products for medium-sized businesses in Canada. Revenue is generated from interest, fees and service charges. Revenue was down $13 million from 2002 due to lower asset levels.

     Other includes the allocation of a portion of treasury revenue, net of unallocated funding charges; CEF Capital Limited, an affiliated Asian merchant bank holding company; and other revenue not directly attributed to the main businesses listed above. Revenue was up $157 million from 2002, mainly due to higher treasury revenue allocations arising from foreign currency hedging.

Provision for credit losses
Provision for credit losses for the year was down $409 million from 2002, which included higher provisions relating to Enron Corp., Global Crossing Ltd., and Teleglobe Inc., and the impact of poor market conditions. These reductions were partially offset by current year losses of $228 million on loans held for sale.

     In 2002, provision for credit losses was up $368 million from 2001 ($416 million, excluding the impact of the bulk sale of U.S. corporate loans in 2001) due to a combination of deteriorating market conditions and the specific provisions noted above.

Non-interest expenses
Non-interest expenses for the year were down $97 million from 2002 due to cost savings associated with staff reduction programs, the transfer of Juniper Financial Corp. to Corporate and Other, and lower severance and restructuring costs, partially offset by higher revenue-related compensation and increased costs resulting from the regulatory and legal environment in the U.S. Current year results included a $109 million reserve relating to matters involving CIBC’s dealings with Enron.

     The efficiency ratio for 2003 was 69.7%, down from 86.6% in 2002, primarily due to significantly higher revenue.

     In 2002, non-interest expenses were down $212 million from 2001 as a result of lower revenue-related compensation and savings from the cost-reduction program initiated in 2001. These reductions were partially offset by the impact of consolidation of Juniper Financial Corp., expenditures associated with the rising cost of litigation in the U.S. and higher severance costs.

     The regular workforce headcount was 2,374 at year-end, down 757 from the end of 2002, mainly due to the staff reduction programs noted above, and the transfer of Juniper Financial Corp. to Corporate and Other.

Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.

Average assets
Average assets in 2003 were $107.7 billion, down $7.2 billion from the prior year, mainly due to lower loan balances as a result of the program to reduce corporate lending assets.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	39

     CORPORATE AND OTHER

Results

     RESULTS — CORPORATE AND OTHER

$ millions, for the years ended October 31	2003	2002	2001

Revenue (TEB)(1)	$605	$304	$438
TEB adjustment	—	—	5

Total revenue	605	304	433
Provision for credit losses	(135)	8	—
Non-interest expenses	641	965	655

Income (loss) before taxes and non-controlling interests	99	(669)	(222)
Income taxes and non-controlling interests	(362)	(194)	40

Net income (loss)	$461	$(475)	$(262)

(1)	Management reviews net interest income included in total revenue on a taxable equivalent basis (TEB), as explained in the How CIBC reports section. For additional segmented information, see Note 27 to the consolidated financial statements.

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management (TBRM) — that support CIBC’s business lines, as well as the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., the CIBC Mellon joint venture, and other revenue and expense items not directly attributable to the business lines. The revenue, expense and balance sheet items of the functional groups are generally allocated to the business lines.

     TBRM generates revenue from funding, hedging and interest-earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other. TBRM revenue was up from 2002, primarily due to higher interest income on the non-core loan portfolio and higher treasury revenue arising from foreign currency hedging.

     The net income (loss) in Corporate and Other reflects the results at the corporate level after application of CIBC’s Manufacturer/Customer Segment/Distributor Management Model, which is used to measure and report the results of operations of the business lines.

     Net income for the year was up $936 million from 2002, primarily due to the recovery and interest on overpayment of income taxes, lower losses related to the U.S. electronic banking operations, the absence of the restructuring charge, the reversal of a portion of the general allowance for credit losses and the write-down of a preferred share investment in 2002, partially offset by the valuation allowance relating to the U.S. future income tax asset.

     In 2002, the net loss was up $213 million from 2001, primarily due to increased losses related to the U.S. electronic banking operations and the write-down of a preferred share investment in 2002, partially offset by the reduction in the future income tax asset taken in 2001 to reflect the impact of Canadian tax rate reductions.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

     UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Recovery and interest on overpayment of income taxes	$707	$—	$—
Valuation allowance relating to U.S. future income tax asset	(232)	—	—
Reversal of general allowance for credit losses	95	—	—
Restructuring reversal (charge)	14	(249)	(42)
Events of September 11, 2001	—	(19)	(4)
Goodwill amortization	—	—	(18)
Adjustment to future income tax assets	—	—	(66)

	$584	$(268)	$(130)

40	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Functional Groups	Our Priorities

Administration
The Administration group, comprising communications and public affairs, human resources, corporate real estate, corporate secretary, legal, audit and compliance, provides governance and support services within CIBC. An important part of the group’s mandate is to provide leadership on governance and control issues. During 2003, the group participated in many initiatives, including the review of CIBC’s financial and disclosure controls, to enable CIBC to meet or exceed new regulatory requirements. Despite these increasing requirements, the group more than met its expense reduction targets. Strong progress continued in transforming learning experiences at CIBC through improved electronic communication networks. Human resources also successfully implemented a consistent performance measurement system across the entire CIBC group of companies.	• Achieve ongoing excellence in corporate
   governance and controls
• Improve employee engagement through
   enhanced communications, training
   and career opportunities
• Achieve further reductions of
   operational and reputation risk
• Improve the productivity of
   Administration services
• Support initiatives to enhance our
   reputation as one of Canada’s leading
corporate citizens

Corporate Development
Corporate Development is an important participant in creating long-term value at CIBC by reinforcing an owner-manager mindset and assisting in CIBC’s strategic planning processes. The group is involved in the identification, assessment and execution of transactions, including acquisitions, divestitures and joint ventures or other alliances, aimed at maximizing the value of CIBC’s portfolio of businesses. During 2003, Corporate Development was integral to the sale of CIBC’s U.S. private client and asset management businesses to Fahnestock Viner Holdings Inc. In addition, we continued to assist CIBC business lines in their growth and development, including CIBC card products in the retention of CIBC’s Aerogold contract with Air Canada. Corporate Development also continues to manage CIBC’s relationship with the CIBC Mellon joint venture.	• Continue to work with CIBC’s business
   lines, to further enhance the value of
   CIBC’s portfolio of businesses
• Capitalize on opportunities to accelerate
   growth in CIBC’s core businesses
• Work closely with Treasury, Balance
   Sheet and Risk Management in
   allocating capital to meet CIBC’s
   strategic goals
• Ongoing reduction of reputation risk
   through high-quality processes, due
   diligence and negotiations

Finance
The Finance group provides financial services to CIBC’s business lines, playing a key role in maintaining and enhancing strong control and governance systems, with an emphasis on financial controls. Finance’s responsibilities include ensuring the accuracy and timeliness of CIBC’s books and records, and leading the implementation of new accounting standards across CIBC. The group also provides tax advice throughout CIBC and effective communication with investors. As a strategic partner to CIBC’s business lines, the Finance group provides planning and analysis throughout the year. To promote a culture of accountability, Finance works to establish performance targets, providing monthly detailed metrics. During 2003, Finance led CIBC-wide initiatives which addressed heightened requirements from regulations, such as the U.S. Sarbanes-Oxley Act.	• Refine Finance control processes and
   systems to meet heightened
   expectations regarding governance
   and control
• Continue to strive to provide transparent
   and accessible reporting to investors
• Continue to align Finance structure to
   business lines and governance
   requirements
• Promote and lead CIBC-wide initiatives
   to achieve long-term cost efficiencies

Technology and Operations (T&O)
Technology and Operations provides the systems and operational services that support CIBC’s businesses around the globe. During 2003, T&O pursued its strategic plan to provide better services at a lower cost to CIBC. Technologies are being driven to a standards-based architecture, and fundamental re-engineering of back office processes and controls are making a significant contribution to a lower cost base. Major development projects contributed to the overall growth of CIBC’s core businesses. In 2004, T&O will continue to pursue its “better service at lower cost” strategy and plans to deliver a number of major business projects that will increase revenue, improve productivity and enhance the customer and employee experience.	• Build a strong client service and
   continuous improvement culture across
   Technology and Operations
• Protect CIBC’s assets through prudent
   management processes and deliver value
   through cost-effective technology and
   operations infrastructure and services
• Simplify and rationalize technology
   infrastructure and re-engineer
   operations processes and service
   delivery to achieve savings, enhanced
   service and heightened controls

Treasury, Balance Sheet and Risk Management (TBRM)
A fundamental element of CIBC’s strategy in building a foundation for sustainable growth is TBRM’s management of risk and balance sheet resources. We allocate these resources to higher-return and/or strategic activities to support CIBC’s objectives, such as domestic retail business activities, which are independently adjudicated by TBRM. During 2003, TBRM led efforts to reduce exposure to corporate loans and merchant banking investments to reach CIBC’s target of reducing economic capital for these asset classes by one-third. Key to CIBC’s ongoing strength is its solid capital position. In addition, market risk exposures continued to be maintained at low levels. Liquidity resources and risks are measured, monitored and controlled by TBRM. While all CIBC employees manage operational risk, TBRM is responsible for its measurement, monitoring and control.	• Maintain target Tier 1 capital ratio of not
   less than 8.5%and total capital ratio of
   not less than 11.5%
• Manage and re-allocate balance sheet
   and risk resources to higher return
   and/or strategic growth activities to
   support CIBC’s objectives
• Ongoing measurement, monitoring and
   control of credit, market, liquidity and
   operational risks and balance sheet
resources

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	41

Off-Balance Sheet Arrangements

CIBC enters into several types of off-balance sheet arrangements in the normal course of its business. These off-balance sheet arrangements include variable interest entities (VIEs), derivatives, credit-related arrangements, guarantees and contractual obligations.

     VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” This guideline is essentially harmonized with the Financial Accounting Standards Board Interpretation 46 (FIN 46), “Consolidation of Variable Interest Entities,” in the U.S. For information on the impact on CIBC’s consolidated financial statements of applying these standards, see Notes 28 and 29 to the consolidated financial statements.

Special purpose entities (SPEs)
SPEs are used for securitizing CIBC’s own assets or third-party assets. SPEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. SPEs may be formed as a corporation, partnership, limited liability company or trust. In a securitization, an entity transfers assets to an SPE in exchange for cash. An SPE may also buy certain pre-defined assets for cash in the marketplace (where the seller may at times be CIBC). The SPE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. SPEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and have recourse to, the SPE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee facility. Accordingly, the SPE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

     CIBC’s activities with respect to SPEs are consistently undertaken within a regulatory framework and are subject to the normal regulatory review.

Securitization of CIBC’s own assets
Securitization of CIBC’s own assets provides CIBC with a source of liquidity and less expensive funding. It may also reduce CIBC’s risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. Accounting regulations require a determination to be made as to whether the SPE should be considered a subsidiary of CIBC for the purpose of consolidation into CIBC’s consolidated financial statements. Where the criteria are met, allowing recognition of the securitization as a sale of assets permitting non-consolidation for financial reporting purposes, CIBC records the sale. When such asset sales occur, CIBC may retain interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered “retained interests” in the securitized assets. CIBC periodically reviews the carrying value of these retained interests and when a decline in value is identified that is other than temporary, the affected carrying amount is written down to its fair value. CIBC continues to service all securitized assets after transfer, except for some non-investment grade loans. As at October 31, 2003, the total amount of securitized loans outstanding, which CIBC continues to service, was $9.5 billion and associated retained interests amounted to $268 million. In 2003, CIBC recorded $216 million in securitization revenue, which included $43 million from gains on sale of securitized assets. Expenses arising from securitizations are not significant.

Credit card receivables
Credit card receivables are securitized through trusts in Canada and the U.S., which are established to purchase the receivables with the proceeds of securities issued by the trust. CIBC sells receivables to the trusts on a non-recourse basis but continues to maintain credit card customer account relationships and provides servicing for receivables sold to the trusts. CIBC’s credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as customers repay their balances. CIBC retains some risk of loss with respect to the receivables held by the trusts to the extent of its retained interests.

     In Canada, a trust is established to purchase credit card receivables from CIBC. CIBC is one of several underwriters that distribute securities issued by the trust. CIBC provides credit enhancement to the trust through over-collateralization and also arranges for a third party to provide credit enhancement to the trust through a letter of credit. As at October 31, 2003, total assets in the trust were $0.7 billion, the total amount of which has been sold to investors via trust-issued securities, and CIBC retained no seller interests in the trust other than the interest-only strips that arose from the calculation of gain or loss at the time assets were sold to the trust. In 2003, CIBC recorded $108 million in securitization revenue from the securitized Canadian credit card receivables. As at October 31, 2003, outstanding securitized Canadian credit card receivables were $0.7 billion, and retained interests amounted to $12 million.

42	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     In the U.S., CIBC also sells credit card receivables through a bankruptcy remote SPE to a trust that is established to purchase the receivables via trust-issued securities. CIBC provides credit enhancement to the trust by retaining a subordinated interest in the trust, by funding cash reserve accounts and subordinating its retained accrued interest receivable. Third-party underwriters sponsor facilities that purchase certificates from the trust. These purchased securities are combined with larger pools of third-parties’ securitized assets from which securities are issued to investors. As at October 31, 2003, total assets in the trust were $1.6 billion. Of that amount, at October 31, 2003, $1.4 billion had been sold to investors via trust-issued securities, and CIBC owned $224 million of seller interests in the trust, reflecting the excess of the total amount of receivables transferred to the trust over the portion represented by certificates sold to investors. In 2003, CIBC securitized $926 million of U.S. credit card receivables and recorded $36 million in securitization revenue, including gains on sale of $1 million. As at October 31, 2003, outstanding securitized U.S. credit card receivables were $1.4 billion and retained interests amounted to $68 million in the form of subordinated interests, accrued interest receivables, cash reserve accounts and interest-only strips. CIBC relies on securitizations to fund approximately 90% of its U.S. credit card business.

Residential mortgage loans
CIBC securitizes certain fixed- and variable-rate residential mortgage loans through the creation of mortgage-backed securities and substantially all of the securities are sold through the Canada Mortgage Bond program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues bond-like securities to investors. CIBC maintains the customer account relationships and continues to service the securitized loans. There are no expected credit losses on the securitized loans as they are government guaranteed. CIBC also enters into swap arrangements with the trust to exchange monthly cash flows from the securitized assets into non-amortizing bond cash flows with fixed interest payments and principal at maturity. Cash flows from the swap arrangements relating to principal repayments on the securitized assets are used to purchase replacement assets for the trust. In 2003, CIBC securitized $4.7 billion of government-guaranteed residential mortgage loans through the creation of mortgage-backed securities. It subsequently sold $4.4 billion, including replacement assets from the swap arrangements under the Canada Mortgage Bond program, and recorded $63 million in securitization revenue, including gains on sale of $42 million. CIBC retained no seller interest in the trust except for the interest-only strips calculated at the time of securitization. In 2003, CIBC also recorded income of $23 million from the swap arrangements in other non-interest income. As at October 31, 2003, outstanding securitized residential mortgage loans were $7.1 billion and retained interests amounted to $175 million.

Other assets
CIBC has also securitized commercial mortgage loans in prior years and retains some risk of loss from these securitizations to the extent of its retained interests. As at October 31, 2003, outstanding securitized commercial mortgage loans were $0.3 billion and retained interests amounted to $13 million. CIBC also sold non-investment grade loans to a trust in 2001 and retained an investment grade note issued by the trust. CIBC does not have any continuing involvement with the loans sold. As at October 31, 2003, the outstanding balance of the retained investment grade note was $117 million.

     For additional details of CIBC’s securitization activities involving its own assets and the sensitivity analysis on the retained interests, see Note 6 to the consolidated financial statements.

Securitization of third-party assets
CIBC administers several SPEs that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs) securities, mortgages, trade receivables and credit cards. These SPEs are commonly referred to as multi-seller conduits. These conduits provide third parties access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which then issue commercial paper or other notes to investors to fund the purchases. Third parties that transfer assets to the SPEs may continue to service the assets, and may be exposed to credit losses realized on these assets, typically through over collateralization of the SPE with the assets sold to it or other retained interests. CIBC has no ownership interests in these SPEs. The SPEs may obtain credit enhancement from third-party providers. CIBC may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. CIBC may also act as the counterparty to derivative contracts entered into by the SPE in order to convert the yield of the underlying assets to match the needs of the SPE’s investors or to limit or change the interest rate risk of the SPE. All fees earned in respect of these activities are on a market basis. As at October 31, 2003, CIBC administered 15 multi-seller conduits with total assets of $36.6 billion. The types of financial assets owned by these conduits are as follows:

$ billions, as at October 31	2003

Collateralized debt obligations	$7.6
Mortgages	6.5
Commercial loans and leases	4.4
Credit cards	4.4
Auto loans and leases	3.7
Asset-backed securities	3.7
Trade receivables	3.3
Other	3.0

$36.6

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	43

The debt issued by each conduit is in its name with recourse to the financial assets owned by the conduit. As at October 31, 2003, the amount of debt outstanding was $36.7 billion. CIBC provides backstop liquidity facilities, which totalled $29.4 billion (including $1.2 billion relating to conduits not administered by CIBC) as at October 31, 2003. CIBC would be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. CIBC is not required to fund under the liquidity facilities if the assets in the conduits are in default. This amount is included under Lines of credit in Credit-related arrangements in Note 25 to the consolidated financial statements.

     Further, CIBC provides credit enhancements which totalled $269 million (none relating to conduits not administered by CIBC) as at October 31, 2003. CIBC’s obligations under the credit enhancements are limited by the first loss provided by the sellers of each asset pool. This amount is included under Guarantees and standby letters of credit in Credit-related arrangements in Note 25 to the consolidated financial statements.

     CIBC acts as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. CIBC receives market-rate fees. In addition, CIBC may also invest in the debt or equity tranches of the CDOs. In a number of transactions on behalf of clients, CIBC first purchases the assets at the request of the clients and warehouses them until the securitization transaction is complete. CIBC may be providing liquidity facilities in certain instances. CIBC is not the manager or administrator of these CDOs. CDOs raise capital by issuing debt and equity securities and use their capital to invest in portfolios of interest-bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations, including paying interest on its debt and paying advisory fees and other expenses. Any net income or loss is shared by the CDO’s equity owners. As at October 31, 2003, CIBC had investments in the debt or equity tranches of 19 CDOs, amounting to $313 million. These CDOs had assets amounting to $21.8 billion. As at October 31, 2003, liquidity facilities provided by CIBC amounted to $84 million.

     For the year ended October 31, 2003, revenue from all of the above activities amounted to $134 million.

Other financial transactions

CIBC provides a wide range of financial products, including structured notes and other financial instruments for institutional and private bank clients, including SPEs as counterparties, as well as retail customers. These financial products are created, from time to time, using an SPE as issuer or obligor of the financial products. CIBC may provide certain administrative services and other financial facilities to the SPEs in exchange for market-rate compensation. In all cases, CIBC would have nominal or no ownership interest in such SPEs.

     CIBC is the sponsor of several mutual and pooled funds, in the form of trusts, with assets of approximately $54 billion. CIBC is the administrator of these funds. In addition, CIBC could act in other capacities, including custodian, trustee and broker. CIBC earns fees at market rates. CIBC does not guarantee either principal or returns to investors in these funds, except in very limited circumstances. For further details, see Market value guarantees in Note 25 to the consolidated financial statements.

     CIBC acts as a trustee of a number of personal trusts and has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. CIBC earns a fee for acting as a trustee.

     CIBC structures transactions to modify the cash flows of third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns of the assets held by a trust to clients. CIBC’s exposures arising from these intermediation transactions are not significant. In some circumstances, CIBC structures transactions for clients that involve the repackaging of risks and an SPE issuing credit-linked notes.

     DERIVATIVES

CIBC uses derivatives for both trading and asset/liability management (ALM). For further details, see Note 24 to the consolidated financial statements. In addition, Note 1 to the consolidated financial statements explains how CIBC accounts for both trading and ALM derivatives.

     CREDIT-RELATED ARRANGEMENTS

The table below summarizes CIBC’s credit-related arrangements. For a detailed description of these arrangements, see Note 25 to the consolidated financial statements.

44	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     CREDIT-RELATED ARRANGEMENTS

	Contract amounts expiration per period

	Less than	1–3	4–5	Over	2003	2002
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Lines of credit(1)	$70,181	$6,024	$2,712	$920	$79,837	$97,992
Securities lending	27,156	—	—	—	27,156	17,510
Guarantees and standby letters of credit	4,757	774	548	2,271	8,350	9,041
Documentary and commercial letters of credit	120	15	—	2	137	185
Other(2)	362	—	—	—	362	367

	$102,576	$6,813	$3,260	$3,193	$115,842	$125,095

(1)	Includes irrevocable lines of credit totalling $65,011 million (2002: $76,972 million), of which $55,354 million (2002: $63,805 million) will expire in one year or less, and excludes lines of credit for credit cards as the lines are short-term in nature and are revocable at CIBC’s discretion.

(2)	Includes forward asset purchases.

     GUARANTEES

CIBC enters into various guarantee contracts. For a detailed description of guarantees, see Note 25 to the consolidated financial statements.

     CONTRACTUAL OBLIGATIONS

CIBC has contractual obligations to make future payments on subordinated indebtedness and lease agreements. Subordinated indebtedness is reflected on the consolidated balance sheets, while operating lease obligations are not recorded on the consolidated balance sheets. For further details, see Notes 12 and 25 to the consolidated financial statements, respectively.

     The following table summarizes these obligations based on time periods:

     CONTRACTUAL OBLIGATIONS

	Less than	1–3	4–5	Over	2003	2002
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Subordinated indebtedness	$68	$25	$—	$3,104	$3,197	$3,627
Operating leases	436	759	556	2,169	3,920	2,701

	$504	$784	$556	$5,273	$7,117	$6,328

CIBC acts as an investor in merchant banking activities by entering into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, CIBC had commitments to invest up to $1,430 million, as at October 31, 2003 (2002: $2,333 million).

     CIBC enters into a number of long-term outsourcing contracts as part of normal business operations. These outsourcing contracts, along with CIBC’s other outstanding contracts, allow CIBC to focus on its core businesses and to enhance customer service.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	45

Management of Risk

     OVERVIEW

CIBC is exposed to credit, market, liquidity and operational risks in the normal course of its business. CIBC manages risk and related balance sheet (including capital) resources within tolerance levels established by its management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of CIBC’s risk and balance sheet resources. CIBC’s risk management structure is presented in the diagram below. Additional details on the Board and management committees are provided in the Governance section.

     Treasury, Balance Sheet and Risk Management (TBRM), led by the Vice Chair and Chief Risk Officer, facilitates the management of risk and balance sheet resources and comprises:

•	Treasury — provides CIBC-wide funding and asset/liability, liquidity, cash and collateral management; ensures that CIBC is strongly and effectively capitalized; and manages capital in CIBC’s subsidiaries, affiliates and legal entities;

•	Credit and Investment Portfolio Management — applies market-based techniques and models to the management of balance sheet resources attributed to corporate loans and merchant banking investments;

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process and is responsible for the consolidation of economic capital and its related methodologies; and

•	Other independent risk management services and functions — adjudicate, measure, monitor and control CIBC’s global credit, market, liquidity and operational risks.

Risk Management Structure

46	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     MANAGEMENT OF CREDIT RISK

Infrastructure
The Capital and Risk Committee (CRC) is responsible for reviewing CIBC’s credit risk management policies. These policies are approved by the Risk Management Committee annually. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, along with overseeing the quality of the credit portfolio in accordance with these policies. Senior management reports regularly to the Risk Management Committee on material credit risk matters, including individual credit transactions, credit concentrations on a related borrower, industry and geographic basis, impaired loans and credit loss provisioning levels. In addition, senior management reviews impaired loan balances, and allowances and credit loss provisioning levels with the Audit Committee on a quarterly basis.

Policies, procedures and standards
CIBC’s credit risk policies, procedures and standards outline the credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies establish the basis for how credit is granted, measured, aggregated, monitored and reported. In this regard, CIBC has policies for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio, including all related hedging activities.

     Other credit risk policies ensure that prudent lending practices address management of geographic and product concentrations, syndicated bank and bridge credit exposures, requirements for environmental reviews and real estate appraisals, maintenance of portfolio lending standards, conflicts of interest with respect to mergers and acquisitions, and legal and reputational risk due diligence.

Measurement, monitoring and control
 The day-to-day responsibility for measuring and monitoring credit risk is delegated to TBRM, which is independent of the business lines, and includes initial credit approval and ongoing measurement and monitoring of credit portfolios to ensure that credit risk is actively controlled. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating and credit scoring of individual loans; the exercising of approval authority for credit transactions; the monitoring of exposures against policies and limits; and the rigorous management of past due, high-risk and impaired loans by specialized groups.

     TBRM also uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of CIBC’s large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. By the same means, selected credit exposures are added to the portfolio to enhance diversification and increase returns. Given that the credit risk component of economic capital is a scarce resource, CIBC endeavours to liberate credit risk capital in the most cost-efficient manner, so that it may be allocated where it will optimize returns. Merchant banking investments are subject to oversight by the Investment Committee, as described in the Governance section.

Consumer loans
Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well suited to the identification and management of risk for portfolios that consist of a large number of relatively small dollar-sized transactions. CIBC’s consumer loan portfolio is well diversified to ensure that concentrations by customer and product type are within prudent and acceptable limits. Consumer loans constitute 73% of CIBC’s portfolio. These loans represent thousands of borrowers with relatively small individual loan balances. Residential mortgages, which constitute 69% of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with CIBC’s managed growth strategy for this business, residential mortgages increased by $3,397 million from the prior year. CIBC’s consumer loan growth strategy also resulted in an increase of 3% in the personal loan portfolio and 22% in the credit card loan portfolio. The student loan portfolio continued to decrease in 2003 and is down 12% from the prior year.

Business and government loans
Within the business and government loan portfolio, specialized lenders assess every credit transaction, assigning an internal risk rating to each one. For all significant transactions, independent credit approval is required from TBRM. All business and government loans have ratings appropriate for their businesses, reflecting probability of default of the counterparty or loss given default or probability of loss of the credit facility. These internal risk ratings assist in monitoring the portfolio, and are also key inputs used in CIBC’s economic models for the attribution of the credit risk component of economic capital.

     CIBC diversifies the business and government loan portfolio through the establishment and continual monitoring of exposures against common risk, and industry and geographic concentration limits. Related borrower risk is managed through limits on concentrations by risk rating; industry concentrations are measured against limits for 45 different industry sectors; and geographic concentrations are measured against limits established for exposure to foreign countries.

     Business and government loans (including acceptances) constitute 27% of CIBC’s credit portfolio, and are 21% lower than last year, before deducting the general allowance. This is consistent with CIBC’s strategy to aggressively manage balance sheet (including capital) resources. The portfolio is diversified by industry, with the largest industry group, business services, constituting approximately 12% of

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	47

total business and government loans (including acceptances) before deducting the general allowance in 2003.

     Geographically, 92% of the business and government loan portfolio is in North America, with the remaining balance predominantly in the United Kingdom and Western Europe. Exposure to Asia continues to be managed down through significant repayment and/or recovery experience. Exposures in Eastern Europe, Central and South America, and elsewhere are limited. The increasing sophistication of decision-support tools used at origination has significantly contributed to the maintenance of a well-diversified portfolio.

     Country risk is the risk that assets may become frozen in a foreign country because of imposed exchange controls and other political or economic disturbances. CIBC actively manages country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk and control its sub-components, such as bank deposits and trade finance.

     The majority of CIBC’s credit risk exposure relates to the loan and acceptances portfolio. However, CIBC also engages in activities that expose it to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 24, 25 and 26 to the consolidated financial statements. CIBC manages these exposures through the credit risk management framework, as described above.

Loans held for sale
During the year, CIBC transferred $2,126 million of business and government loans (total authorizations of $2,885 million) into a held for sale portfolio. These loans were transferred at the lower of their carrying or market values. On transfer, the carrying value of these loans was reduced by a provision for credit losses of $228 million, and losses of $23 million recorded in other non-interest income in the consolidated statements of income. By the end of 2003, loans held for sale amounting to $493 million (total authorizations of $925 million) were sold.

Credit derivatives
CIBC is active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of its clients and as a principal when managing its own credit portfolios. CIBC is an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations (CLOs) to reduce credit risk as part of managing its overall credit portfolio. Credit derivatives are used to mitigate sector concentrations and single-name exposure, or as part of portfolio diversification techniques.

     The largest sector concentrations hedged through these programs were oil and gas ($644 million), telecommunications and cable ($488 million) and manufacturing-capital ($419 million). The notional amount outstanding relating to credit protection purchased (including synthetic CLOs) was $3,410 million, as at October 31, 2003, including credit derivatives of $3,303 million.

Counterparty credit exposure
CIBC has counterparty credit exposure that arises from its interest rate, foreign exchange, equity, commodity and credit derivatives market-making, and portfolio management activities. CIBC measures and manages the credit exposure on its derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of the potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating techniques for each obligor, such as netting and collateral or margin arrangements. Under a margin agreement, CIBC obtains collateral from and/or pledges collateral to its counterparties, consisting primarily of cash or marketable securities, which are revalued on a regular basis.

     CIBC’s derivative credit exposure represents a variety of product types. Investment grade counterparts account for 91.7% of CIBC’s derivative credit exposure. CIBC actively measures, monitors and limits its credit exposure arising from its derivative activities. Clear credit policies, processes and procedures are in place to ensure effective credit exposure management.

Business and government loans (including acceptances) by industry group — summarized(1)

     (1) Industry classifications provided have been summarized. For further details, see the Supplementary annual financial information section.

48	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Impaired loans
While CIBC imposes a disciplined approach to risk by continuously monitoring all credit exposures, it also aggressively manages all impaired accounts.

     During the year, $2,212 million of loans were newly classified as impaired, down $1,150 million from 2002. The largest increase in gross impaired loans was within the business services industry sector, primarily in Europe. Overall, Canadian classifications increased by $180 million, while foreign classifications decreased by $1,330 million, of which $1,309 million were related to classifications in the U.S.

     Reductions in gross impaired loans through remediation, repayment or sale were $1,799 million, up $715 million from 2002. The increase included $788 million related to business and government loans, partially offset by a $73 million decrease in consumer loans. For the year, write-offs totalled $1,312 million, down $393 million from the prior year. Business and government loan write-offs accounted for $488 million of this decrease, while consumer loan write-offs increased by $95 million.

     CHANGES IN NET IMPAIRED LOANS(1)

	Business			Business			Business
	and			and			and
$ millions, as at or for	government	Consumer	2003	government	Consumer	2002	government	Consumer	2001
the years ended October 31	loans	loans(2)	Total	loans	loans(2)	Total	loans	loans(2)	Total

Gross impaired loans
Balance at beginning of year	$1,864	$411	$2,275	$1,197	$505	$1,702	$1,204	$457	$1,661
New additions	1,098	1,114	2,212	2,354	1,008	3,362	1,280	945	2,225
Returned to performing status, repaid or sold	(1,371)	(428)	(1,799)	(583)	(501)	(1,084)	(529)	(406)	(935)

Gross impaired loans prior to write-offs	1,591	1,097	2,688	2,968	1,012	3,980	1,955	996	2,951
Write-offs	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)	(758)	(491)	(1,249)

Balance at end of year	$975	$401	$1,376	$1,864	$411	$2,275	$1,197	$505	$1,702

Specific allowance
Balance at beginning of year	$595	$443	$1,038	$519	$525	$1,044	$476	$510	$986
Write-offs	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)	(758)	(491)	(1,249)
Provisions	741	552	1,293	1,097	403	1,500	736	364	1,100
Transfer to loans held for sale	(292)	—	(292)	—	—	—	—	—	—
Recoveries	74	108	182	92	125	217	44	141	185
Foreign exchange and other adjustments	(65)	11	(54)	(9)	(9)	(18)	21	1	22

Balance at end of year(3)	$437	$418	$855	$595	$443	$1,038	$519	$525	$1,044

Net impaired loans
Balance at beginning of year	$1,269	$(32)	$1,237	$678	$(20)	$658	$728	$(53)	$675
Net change in gross impaired	(889)	(10)	(899)	667	(94)	573	(7)	48	41
Net change in allowance	158	25	183	(76)	82	6	(43)	(15)	(58)

Balance at end of year(3)	$538	$(17)	$521	$1,269	$(32)	$1,237	$678	$(20)	$658

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.33%			0.77%			0.40%

(1)	Impaired loans include loans held for sale of $58 million (2002: nil; 2001: nil), loan substitute securities of $30 million (2002: $30 million; 2001: nil) and allowances for credit losses of $3 million (2002: nil; 2001: nil) relating to loan substitute securities.

(2)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(3)	Balance excludes allowances on letters of credit totalling $1 million (2002: $1 million; 2001: $1 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, acceptances, loan substitute securities, and loans held for sale.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	49

Provision for credit losses

     PROVISION FOR (RECOVERY OF) CREDIT LOSSES

$ millions, for the years ended October 31	2003	2002	2001

Canada
Residential mortgages	$3	$3	$3
Student loans	—	—	(2)
Personal loans	170	108	84
Credit card loans	366	271	270

Total consumer loans	539	382	355

Non-residential mortgages	2	4	3
Financial institutions	1	(3)	(2)
Service and retail industries	97	37	49
Manufacturing, consumer and capital goods	28	25	24
Real estate and construction	(1)	(29)	(8)
Agriculture	35	13	8
Resource-based industries	4	1	7
Telecommunications, media and technology	(10)	76	31
Transportation	17	3	1
Utilities	8	11	1
Other	6	1	4

Total business and government loans	187	139	118

	726	521	473

United States
Total consumer loans	13	18	—
Financial institutions	7	(2)	2
Service and retail industries	37	12	163
Manufacturing, consumer and capital goods	36	18	148
Real estate and construction	(1)	38	(1)
Resource-based industries	18	292	50
Telecommunications, media and technology	20	381	227
Transportation	7	27	(2)
Utilities	12	70	8
Other	—	—	28

	149	854	623

Other countries
Total consumer loans	—	3	9
Financial institutions	(1)	(2)	(10)
Service and retail industries	117	(1)	1
Manufacturing, consumer and capital goods	—	—	(3)
Real estate and construction	(3)	(4)	3
Agriculture	—	(1)	—
Resource-based industries	6	18	—
Telecommunications, media and technology	30	108	8
Transportation	—	—	1
Utilities	41	4	(5)

	190	125	4
Loans held for sale portfolio	228	—	—

Credit losses charged to income
Specific provision	1,293	1,500	1,100
General provision	(150)	—	—

Total credit losses charged to the consolidated statements of income	$1,143	$1,500	$1,100

As a percentage of total net loans and acceptances	0.82%	1.04%	0.79%

Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers prudent to cover all probable credit-related losses in the portfolio, giving due regard to existing economic conditions and credit protection purchased.

     Provision for credit losses charged to income in 2003 was $1,143 million, compared with $1,500 million in 2002. Specific provision in 2003 was $1,293 million, including $228 million for the held for sale portfolio, compared with $1,500 million in 2002. The reduction in specific provision for credit losses in 2003 was attributable to the business and government loan portfolio and reflects the continuing reductions in the portfolio and its improved credit quality. Specific provision for credit losses attributable to consumer loans in 2003 increased to $552 million due to continued portfolio growth and higher loss ratios in cards and unsecured credit products.

     The general allowance was reduced in 2003 by $150 million, to $1,100 million, resulting primarily from reductions in the business and government loan portfolio.

Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.

     Specific allowances are recorded when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances outstanding.

     The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified. The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken on these.

     The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on CIBC’s and market experience.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC’s

50	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC’s experience over many years. For consumer loan portfolios, expected losses are based on CIBC’s historical flow and loss rates.

     As at October 31, 2003, the specific allowance for credit losses was $856 million, down $183 million from 2002. The change year-over-year was the result of a decrease of $25 million in respect of the consumer loan portfolio, and a decrease of $158 million in respect of the business and government loan portfolio.

     During 2003, CIBC’s total allowance for credit losses, including the general allowance, of $1,956 million was viewed as prudent in light of the composition of the credit portfolio, as well as continued levels of uncertainty of economic performance in CIBC’s major lending markets.

     While management believes that the allowance for credit losses is appropriate at October 31, 2003, future additions to or drawdowns from the allowance will be subject to continuing evaluation of risks in the loan portfolio and changing economic conditions.

     MANAGEMENT OF MARKET RISK

Infrastructure
CIBC is exposed to market risk in its trading and non-trading portfolios. TBRM is responsible for managing market risk through an integrated internal control framework that encompasses policies, procedures and standards for measuring, monitoring and controlling market risk. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all major CIBC trading centres, facilitating comprehensive risk coverage.

     Data from trading systems are consolidated in a central market risk management database. Centralized independent risk measurement and access to the database support the global management of market risk through integrated risk reporting and analysis, and limit monitoring. CIBC generates a daily detailed risk report and limit-monitoring summary, based on the previous day’s trading. This report provides a CIBC-wide view of market risk and is integral to the review of risk exposure. Each day, all risk positions are monitored, and those that exceed authorized limits are promptly reported to senior management. Reports on overall compliance with risk limits are also made weekly to senior management.

Policies, procedures and standards
Market risk policies, procedures and standards are formally presented to and approved by the Board through its Risk Management Committee and by the CRC.

     CIBC has comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which CIBC manages its overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.

     CIBC uses a three-tiered approach to set market risk and stress limits on the amounts of risks that CIBC can assume in its trading and non-trading activities:

•	Tier 1 limits are CIBC’s overall market risk and worst-case scenario limits

•	Tier 2 limits are designed to control the risk profile in each business

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the Senior Executive Team; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.

     Policies also outline requirements for yield curve and valuation model construction, and link to accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.

Measurement, monitoring and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. CIBC uses several different risk measures:

•	VaR, which enables the like-for-like comparison of risk in different businesses and asset classes

•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Value-at-Risk (VaR)
CIBC’s VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs, and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect of combining the risks.

Stress testing and scenario analysis

Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.

     CIBC’s stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	51

methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

     CIBC’s scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.

     CIBC’s core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level.

Backtesting
The process of backtesting is key to the sustained integrity of CIBC’s risk models. For each of CIBC’s trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss (P/L) outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static P/L. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that it remained unchanged. The comparison of the daily static P/L with VaR is required by OSFI.

Trading activities
CIBC holds positions in traded financial instruments to meet client investment and risk management needs. Trading revenue (net interest income or other income) is generated from these transactions with clients and, to a lesser extent, from proprietary trading. Traded instruments include debt, equity securities, foreign exchange, commodity and derivative products. Positions are recorded at fair value.

     The VaR by risk type table below shows the mix of market risks through 2003 by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. CIBC’s trading risk exposures to interest rates arise from activities in the global debt and money markets, particularly from transactions in Canadian, U.S., European and Japanese markets. The primary instruments are government and corporate debt, and interest rate swaps. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. During 2003, aggregate risk levels were generally lower than in 2002, with reductions across the major asset classes. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk, consistent with CIBC’s goal of low earnings volatility.

     VaR BY RISK TYPE — TRADING PORTFOLIO

	2003						2002

$ millions, as at October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$2.5	$3.7	$8.1		$1.9		$7.3	$8.5	$15.5		$3.3
Credit spread risk	2.6	4.3	7.0		2.3		5.7	5.8	7.9		3.9
Equity risk	5.4	6.3	9.7		4.1		9.3	8.3	11.6		6.2
Foreign exchange risk	1.0	0.6	1.7		0.2		0.5	0.8	2.0		0.2
Commodity risk	0.8	1.3	2.7		0.7		2.6	1.0	5.0		0.4
Diversification effect(1)	(6.1)	(7.0)	NM	(2)	NM	(2)	(10.0)	(11.5)	NM	(2)	NM	(2)

Total risk	$6.2	$9.2	$16.4		$5.3		$15.4	$12.9	$16.7		$8.4

(1)	Year-end and average VaRs are less than the sum of the VaRs of the different market risk types due to risk offsets resulting from portfolio diversification.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

52	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2003. Trading revenue was positive for 85% of the days in 2003, compared with 74% in 2002 and 81% in 2001. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue was $3.7 million in 2003, compared with $2.5 million in 2002 and $4.4 million in 2001.

     The trading revenue and VaR backtesting graph below compares the 2003 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

Frequency distribution of daily 2003 trading revenue

Frequency (days)
35
30
25
20
15
10
5
0
-25 -24 -23 -22 -21 -20 -19 -18 -17 -16 -15 -14 -13 -12 -11 -10 -9 -8 -7 -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
$ millions
Trading revenue (TEB)(1)

Backtesting of trading revenue vs. VaR

$ millions
25
20
15
10
5
0
-5
-10
-15
-20
Nov '02
Dec '02
Jan '03
Feb '03
Mar '03
Apr '03
May '03
Jun '03
Jul '03
Aug '03
Sep '03
Oct '03
Trading revenue (TEB)(1)
VaR

(1) Management reviews net interest income included in trading revenue on a taxable equivalent basis (TEB), as explained in the How CIBC reports section. Trading revenue in these charts includes an adjustment for TEB of $118 million for the year.

Non-trading activities
CIBC manages market risks arising from the retail banking business, investment portfolios and other non-trading activities. CIBC offers and originates a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from structural on-balance sheet assets and liabilities and from investments in foreign operations are also included in non-trading activities.

     The VaR by risk type table below shows the mix of non-trading risks by type and in aggregate (excluding the investment portfolio). These risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the different positions. During 2003, risk levels were generally lower than in 2002, with the reduction concentrated primarily in interest rate risk, consistent with our strategy of retaining limited directional exposure in the asset/liability gap.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	53

VaR BY RISK TYPE — NON-TRADING PORTFOLIO

	2003						2002

$ millions, as at October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$43.0	$49.9	$64.4		$32.7		$57.8	$65.4	$89.0		$46.9
Credit spread risk	3.3	4.0	6.9		2.6		3.9	2.2	3.9		1.3
Equity risk	2.4	2.9	5.7		1.5		3.8	2.9	5.3		1.7
Foreign exchange risk	0.7	1.8	5.2		0.7		1.0	0.6	1.7		0.1
Diversification effect(1)	(7.3)	(9.6)	NM	(2)	NM	(2)	(9.1)	(5.9)	NM	(2)	NM	(2)

Total risk	$42.1	$49.0	$63.7		$31.8		$57.4	$65.2	$88.6		$47.0

(1)	Year-end and average VaRs are less than the sum of the VaRs of the different market risk types due to risk offsets resulting from portfolio diversification.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.

     CIBC’s total non-trading interest rate risk exposure, as at October 31, 2003, is included in Note 13 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are reported in timeframes based on the earlier of their contractual repricing date or maturity date. This reported interest rate position presents CIBC’s risk exposure only at a point in time. Exposure can change depending on customer preference for products and terms, including mortgage prepayment or other option exercise, and the nature of CIBC’s management of the various and diverse portfolios that comprise the consolidated interest rate risk position. Given CIBC’s consolidated maturity and repricing portfolio profile at October 31, 2003, as adjusted for estimated prepayments, an immediate 1% increase in interest rates across all maturities would increase net income after taxes by approximately $41 million over the next 12 months, and decrease common shareholders’ equity as measured on a present value basis by approximately $322 million.

Foreign exchange risk
Non-trading foreign exchange risk arises primarily from structural on-balance sheet assets and liabilities and from investments in foreign operations. CIBC’s approach to the structural foreign exchange position is designed to ensure this exposure is minimized.

Equity exposures
Non-trading equity exposure arises primarily from merchant banking activities, as well as from equity-linked retail products, including embedded optionality, and associated hedges. A variety of cash instruments and derivatives, including equity swaps, futures and options, are used to manage and control these risks.

Investment portfolio
CIBC has $2.5 billion in the active and strategic merchant banking portfolios. The active portfolio consists of $2.2 billion of debt, equity and private equity fund investments. This portfolio was down 12% from the prior year due to a combination of write-downs and sales efforts to reduce exposures. The portfolio is diversified from an industry perspective with over 13 industry groups.

Active merchant banking portfolio industry diversification(1)

Non-exchange traded commodity derivatives
CIBC controls and manages its commodity derivatives risk through its VaR and stress testing methodologies as described earlier. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2003	Positive	Negative	Net

Maturity less than 1 year	$338	$(354)	$(16)
Maturity 1–3 years	285	(247)	38
Maturity 4–5 years	108	(133)	(25)
Maturity in excess of 5 years	533	(577)	(44)

Gross fair value of contracts	$1,264	$(1,311)	$(47)

54	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

During the year, CIBC had exposure to energy and other commodity derivatives. Wherever possible, CIBC independently verifies the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are utilized. The table below summarizes the sources of the fair value of the commodity exposures.

     SOURCES OF FAIR VALUE

	Gross fair value of contracts

	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	2003	2002
$ millions, as at October 31	1 year	1-3 years	4-5 years	5 years	Total	Total

Sources of fair value
Quoted prices from external sources	$(16)	$38	$(22)	$(53)	$(53)	$(26)
Prices based upon models or other valuation methodologies	—	—	(3)	9	6	(53)

	$(16)	$38	$(25)	$(44)	$(47)	$(79)

     MANAGEMENT OF LIQUIDITY RISK

Infrastructure
Global liquidity management within CIBC is the responsibility of TBRM. The established management framework consists of policies, recommended limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.

     As CIBC operates in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable governing regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.

Policies, procedures and standards
CIBC’s liquidity policies and standards are reviewed and approved annually by the Risk Management Committee. Guidelines are established on minimum liquid asset inventories, funding diversification measures and net cash outflows in both Canadian dollars and foreign currencies. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The Board is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Measurement, monitoring and control
Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of CIBC’s liquidity reflects management estimates and judgments pertaining to the behaviour of customers under certain market conditions.

     CIBC’s measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.

     CIBC maintains and periodically updates a liquidity contingency plan for responding to stress events. While normal daily funding requirements are addressed by the liquidity risk management framework, stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile and further enhance insight into potential liquidity risk exposures.

Term funding sources and strategies
CIBC obtains funding through wholesale and retail sources. Access to wholesale funding sources and the cost of that funding are dependent on various factors, including credit ratings. Over the past year, CIBC’s wholesale funding spreads have not materially changed.

     Consistent with liquidity risk mitigation strategies, CIBC has continued to expand and diversify its funding sources by customer, currency, type and geographic location. Particularly, CIBC has increased its term funding with a range of maturity profiles and funding instruments.

     Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2003, Canadian dollar deposits from individuals totalled $69.2 billion.

     In addition to the issuance of unsecured wholesale debt, CIBC securitized various financial assets, including credit card receivables and government-guaranteed residential mortgages, which were securitized through the creation and sale of mortgage-backed securities. For 2003, funding received from these securitization programs totalled $5.3 billion.

     CIBC also addresses potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	55

high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. Liquid assets, as at October 31, 2003, included cash of $0.9 billion, securities of $54.9 billion and deposits with banks of $9.5 billion. CIBC also had $19.8 billion of securities borrowed or purchased under resale agreements at year-end.

     In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements, as at October 31, 2003, totalled $32.8 billion, as outlined in Note 25 to the consolidated financial statements. An enterprise-wide pledging policy has been developed in accordance with a new OSFI guideline.

     MANAGEMENT OF OPERATIONAL RISK

Infrastructure
Under CIBC’s integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk, which is inherent in all of CIBC’s activities. TBRM is responsible for measuring, monitoring and controlling operational risk on a CIBC-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that were approved by the Audit Committee and the Operations & Administration Committee (OAC) during 2003.

     The OAC directs the management of operational risk and oversees the effectiveness of the CIBC internal control framework within the parameters and strategic objectives established by the Senior Executive Team (SET). The SET is accountable to the Board and the Audit Committee for maintaining a strong and disciplined internal control environment that provides reasonable assurance of prudent operational risk management and an effective internal control structure.

     CIBC’s infrastructure groups support the businesses in this regard by maintaining a comprehensive self-assessment process that encompasses measuring, monitoring and controlling of the effectiveness of controls. The results of this self-assessment are reported to the Board, the Audit Committee, the SET and the OAC. CIBC’s independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the OAC on the effectiveness of, and adherence to, internal control policies, procedures and standards.

Policies, procedures and standards
CIBC has a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure across CIBC. Operational risks driven by people are mitigated through human resource policies and practices. Operational risks driven by processes are mitigated through procedural controls. Operational risks driven by systems are managed through controls over systems development and change management. As a result, people, processes and systems are managed so that operational risk is controlled at acceptable levels, given CIBC’s strategy and the environment in which it operates.

     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. In the event that an operational risk results in a loss, CIBC will seek to cover the loss through earnings, capital and, for certain types of losses, insurance. Furthermore, the risk of catastrophic loss is covered through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. CIBC maintains a comprehensive corporate insurance program to protect its earnings from potential high-severity losses arising from criminal activity, property loss or damage, and liability exposures. CIBC evaluates each type of coverage on the basis of a cost-benefit analysis. CIBC also has in place a global business continuity plan to ensure that its key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting CIBC’s operations. The business continuity plan is regularly updated and was put into action during several events that occurred during 2003, including the SARS outbreak and the August 2003 power outage in Ontario and parts of the U.S. CIBC’s insurance, business continuity management and other related programs are overseen by TBRM.

Measurement, monitoring and control
CIBC has developed and continues to enhance its operational risk measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2006. This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined expected losses) are used to determine the operational risk component of economic capital that is attributed to all of CIBC’s business lines and infrastructure groups. In line with the BIS proposals, CIBC’s operational risk measurement methodology attributes operational risk capital to expected losses arising from the following event types:

•	Legal liability (in regard to third parties, clients and employees)

•	Client restitution

•	Regulatory, compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors

•	Theft, fraud and unauthorized activities.

56	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     MANAGEMENT OF REGULATORY CAPITAL

Infrastructure
Capital strength is vital to CIBC’s safety and soundness. It protects CIBC’s depositors and creditors from risks inherent in CIBC’s various businesses, and enables CIBC to take advantage of attractive business opportunities. It also enables CIBC to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.

     TBRM is responsible for managing capital in CIBC’s legal entities, as well as in the consolidated bank, and for ensuring that CIBC remains well capitalized.

Policies, procedures and standards
There are a number of policies and associated guidelines, approved annually by the Board, which are intended to balance the need to be well capitalized with a cost-effective capital structure.

Management of capital resources
Consistent with its policies and guidelines, CIBC continually rebalances its capital by redeeming and refinancing preferred shares and debentures. The following were the main capital initiatives undertaken in 2003:

Issuance:

•	Preferred shares: CIBC issued $250 million of 5.75% Non-cumulative Class A Preferred Shares Series 26 on January 29, 2003, and $300 million of 5.60% Non-cumulative Class A Preferred Shares Series 27 on September 22, 2003.

•	Subordinated indebtedness: On January 20, 2003, CIBC issued $250 million principal amount of 4.75% subordinated indebtedness due January 21, 2013.

Redemptions:

•	Preferred shares: On July 31, 2003, CIBC redeemed all 8,000,000 outstanding Non-cumulative Class A Preferred Shares Series 14 at a price of $26.00 per share, which included a redemption premium of $1.00 per share, for an aggregate amount of $208 million.

•	Subordinated indebtedness: On March 4, 2003, CIBC redeemed its Variable Floating Rate Debentures due March 4, 2008, for their principal amount of $50 million. On May 19, 2003, CIBC World Markets plc in London, U.K., a wholly-owned subsidiary of CIBC, redeemed its Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million) due May 19, 2008.

Measurement, monitoring and control

Regulatory capital
Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.

     The components of CIBC’s regulatory capital are shown in the table below. Tier 1 capital increased by $1,492 million during 2003, reflecting the impact of internally generated capital and the net effect of preferred share issuance and redemptions. Tier 2 capital decreased by $578 million from 2002, mainly due to the net effect of issuance and redemptions of subordinated indebtedness. Overall, CIBC’s total regulatory capital increased by $869 million during 2003.

     REGULATORY CAPITAL

$ millions, as at October 31	2003	2002	2001

Tier 1 capital
Common shares	$2,950	$2,842	$2,827
Contributed surplus	50	26	—
Retained earnings	7,421	6,377	6,774
Non-cumulative preferred shares	3,132	2,759	2,299
Non-controlling interests in subsidiaries	21	111	249
Goodwill	(1,045)	(1,078)	(400)

	12,529	11,037	11,749

Tier 2 capital
Perpetual debentures	488	594	638
Preferred shares — other(1)	225	329	—
Other debentures (net of amortization)	2,621	2,900	3,259
General allowance for credit losses(2)	1,018	1,107	1,137

	4,352	4,930	5,034

Total Tier 1 and Tier 2 capital	16,881	15,967	16,783
Securitization-related deductions	(299)	(174)	(396)
Investments in unconsolidated subsidiaries and other substantial investments	(1,417)	(1,497)	(787)

Total capital available for regulatory purposes	$15,165	$14,296	$15,600

(1)	Represents the amount of non-cumulative preferred shares in excess of 25% of Tier 1 capital.

(2)	The maximum amount of general allowance for credit losses eligible for inclusion in Tier 2 capital was increased to 0.875% of risk-weighted assets, effective October 31, 2001.

Risk-weighted assets
Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to all balance sheet assets and off-balance sheet exposures. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on CIBC’s VaR simulation models approved by OSFI.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	57

As shown in the table below, CIBC’s risk-weighted assets were $116.3 billion as at October 31, 2003.

     RISK-WEIGHTED ASSETS

		Risk-weighted amounts
	2003
$ millions, as at October 31	Amount	2003	2002	2001

On-balance sheet assets
Cash resources	$10,454	$804	$1,027	$1,685
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	37,834	253	426	810
Other securities	32,668	3,611	5,049	4,433
Securities borrowed or purchased under resale agreements	19,829	957	464	758
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	4,758	292	504	327
Mortgage loans	74,493	25,356	22,570	19,501
Other loans	54,683	54,657	60,933	63,239
Acceptances	5,139	4,348	5,557	7,485
Other assets	37,289	8,641	7,832	7,463

Total on-balance sheet assets	$277,147	$98,919	$104,362	$105,701

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	$79,837	$4,677	$7,601	$9,121
Guarantees and letters of credit	8,487	4,456	4,758	4,620
Securities lending	27,156	190	133	242
Other	362	357	367	310

	115,842	9,680	12,859	14,293
Derivatives	1,331,158	5,128	5,476	6,072

Total off-balance sheet instruments	$1,447,000	$14,808	$18,335	$20,365

Total risk-weighted assets before adjustments for market risk		$113,727	$122,697	$126,066
Add: market risk for trading activity(1)		2,613	3,838	3,872

Total risk-weighted assets		$116,340	$126,535	$129,938

(1)	Under the BIS 1998 Capital Accord, trading assets are subject to market risk calculations.

Regulatory capital ratios
Regulatory capital ratios are determined by dividing Tier 1 and total regulatory capital by the calculated amount of risk-weighted assets. As at October 31, 2003, CIBC’s Tier 1 ratio was 10.8% and the total capital ratio was 13.0%. These ratios are well in excess of OSFI’s target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in the Measuring performance section were established in accordance with CIBC’s capital policies. Financial institutions must also meet an assets-to-capital multiple test. CIBC’s multiple was 17.6 times, within CIBC’s permitted maximum provided by OSFI.

     CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

As at October 31	2003		2002		2001

Tier 1 capital	10.8%		8.7%		9.0%
Total capital	13.0%		11.3%		12.0%
Assets-to-capital multiple	17.6	x	18.3	x	17.7	x

     BASEL II CAPITAL ACCORD

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, are planning the introduction of new rules to enhance risk measurement and sensitivity to on- and off-balance sheet activities. These changes will bring regulatory capital into closer alignment with economic capital, that is, the capital required by the underlying risk of the asset or activity. Regulatory capital will, for the first time, include a capital charge for operational risk. These new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. In addition, the new rules will require greater transparency of bank risk management information intrinsic to capital adequacy.

     The general framework and implementation timetable will be decided by the Committee, of which OSFI is a part. Implementation in Canada will be determined by OSFI. These new rules will require significant changes in risk management data, systems and operations. CIBC is preparing for these changes, which are expected to come into effect on November 1, 2006.

58	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Business Environment

     ECONOMIC

The North American economy started slowly in 2003, but looked to be recovering in the latter half of the year. For the most part, financial markets reflected a gradually more optimistic perspective, but had to cope with a number of adverse shocks along the recovery path.

     Canada’s economy registered sluggish growth until June, with signs of a pickup in the summer. The U.S. manufacturing slump affected Canadian exports and business capital spending. A series of adverse shocks, including the SARS outbreak and mad-cow disease fears, saw GDP contract slightly in the second quarter, and forest fires in Western Canada and the power outage in Ontario adversely affected third quarter output. Even so, Toronto Stock Exchange (TSX) earnings were up strongly versus the prior year, led by the energy, financial services and telecommunication sectors and the stemming of technology losses. The TSX followed the New York Stock Exchange (NYSE) higher, particularly after the Iraq war.

     A brush with higher inflation led the Bank of Canada to raise overnight interest rates by half a percent over the first half of 2003. It later reversed those rate increases when inflation decelerated amidst a weaker economic environment, and the perception that the stronger Canadian dollar would continue to cool the export sector.

     With both short- and long-term interest rates modest by historical standards, Canadian consumer borrowing and spending remained healthy, and housing starts and sales climbed. That translated into continued brisk demand for CIBC’s mortgages and consumer credit products.

     In the U.S., a weak spell for manufacturing, war uncertainties and higher energy costs depressed equity markets and economic growth early in the year. Stocks recovered as major hostilities ended, but issuance and trading volumes remained light, affecting CIBC’s U.S. capital markets business. Corporate bonds and high-yield debt spreads narrowed on improving earnings and cash flows. Business capital spending ceased its two-year decline. The improved credit market tone across North America assisted CIBC’s corporate lending business.

     Sustained low interest rates, heavy borrowing against home equity, and a fresh round of tax cuts accelerated U.S. growth through the spring and summer. However, the absence of job growth has brought some pressures to consumer credit quality measures in the U.S., and kept confidence surveys low by historical standards. A ballooning trade deficit pushed the U.S. dollar weaker in 2003, and the Canadian dollar participated in that process in its sharpest and fastest appreciation on record.

Outlook
Both Canada and the U.S. are expected to see moderate economic growth in 2004, in the 3% to 4% range for real GDP. The fading impact of recent and upcoming tax cuts in the U.S. and only moderate job growth should dampen gains for consumer goods. In addition, Canada’s trade sector will feel the drag from having to compete with a stronger Canadian dollar, and the need for cost-cutting efforts will impede employment growth. No significant improvements are expected in either Canadian or U.S. unemployment rates.

     Continued slowdown in the labour market and low capacity use rates should maintain downward pressure on both Canadian and U.S. inflation. As a result, the U.S. Federal Reserve has room to keep interest rates very low to support the recovery.

     Although the Canadian economy is expected to be stronger than in 2003, the Bank of Canada could also be cutting short-term interest rates to prevent the Canadian dollar from a further export-damaging appreciation. Longer-term interest rates would ease if rate hikes, now built into the yield curve, do not materialize.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	59

     After a healthy recovery thus far, equity markets could experience a return to slower economic growth in the U.S. early next year. Lower bond yields and prospects for a continued earnings recovery into 2005 should, however, allow for the next phase in the capital markets recovery and for a further improvement in corporate credit quality. This should also see a higher demand for business credit in Canada.

     Softer Canadian job markets could slow growth in consumer borrowing, and also put a modest downward pressure on household credit quality. Retail investors will gradually move funds out of chequing and deposit accounts, and other short-term fixed income instruments into longer-term securities and equities.

     REGULATORY

CIBC is subject to complex and changing legal and regulatory environments in Canada and other countries. The principal regulators include the federal, provincial and territorial governments in Canada, as well as the governments of the U.S. and other countries where CIBC conducts business. CIBC’s activities are also regulated by securities regulators, such as the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC); stock exchanges, such as the TSX and NYSE; and other self-regulatory organizations. Important regulatory developments affecting CIBC in 2003 are described below.

Corporate governance regulatory developments
Canadian and U.S. regulators continued to adopt new laws relating to corporate governance, continuous disclosure, and director and officer accountability.

     In the U.S., the SEC implemented many provisions of the Sarbanes-Oxley Act, which, among other things, revised U.S. securities laws governing director and officer responsibilities, corporate disclosure, and increased penalties for violations of securities laws. The NYSE has also established new rules in respect of corporate governance standards.

     In Canada, many of the provincial securities regulators proposed rules on audit committee responsibilities, certification of financial reports by the chief executive officer and chief financial officer, as well as guidelines on corporate governance. These proposals derive from the Sarbanes-Oxley Act, including the SEC’s implementing rules, and the NYSE’s corporate governance standards.

     CIBC continually assesses, reviews and, where appropriate, enhances its compliance processes to address regulatory developments. For a description of CIBC’s corporate governance initiatives during 2003, see the Governance section.
Basel II
The Basel Committee on Banking Supervision is reviewing proposals for changes to bank capital requirements with regulators in Canada and other jurisdictions. CIBC is working on the implementation of these changes. For additional details, see the Basel II Capital Accord section.

Large bank mergers
On June 23, 2003, the Government of Canada released a policy paper, titled “Response of the Government to Large Bank Mergers in Canada: Safeguarding the Public Interest for Canadians and Canadian Businesses.” This document was prepared in response to reports issued by the House of Commons Standing Committee on Finance and the Senate Standing Committee on Banking, Trade, and Commerce on the public interest considerations in reviewing bank mergers.

     The government announced that it would not accept or consider any merger proposals among large financial institutions until after September 30, 2004.

     ACCOUNTING AND REPORTING DEVELOPMENTS

Compliance with U.S. generally accepted accounting principles
As a Canadian company, CIBC’s consolidated financial statements are prepared in accordance with Canadian GAAP.

     As CIBC is listed on the NYSE, its consolidated financial statements include additional note disclosure in accordance with U.S. GAAP. To a large extent, Canadian and U.S. GAAP are consistent. However, in those instances where Canadian and U.S. GAAP are not consistent, Canadian GAAP prevails. Material differences are explained and quantified in Note 28 to the consolidated financial statements.

Future accounting policy changes
The impact of recently issued Canadian accounting standards to be implemented in the future is explained in Note 29 to the consolidated financial statements. The impact of recently issued U.S. accounting standards to be implemented in the future is explained in Note 28 to the consolidated financial statements.

60	Consolidated Financial Results	CIBC Annual Report 2003	For what matters

CONTENTS

61 Financial Reporting Responsibility
62 Auditors’ Report to Shareholders
63 Consolidated Balance Sheets
64 Consolidated Statements of Income
65 Consolidated Statements of Changes in Shareholders’ Equity
66 Consolidated Statements of Cash Flows
67 Notes to the Consolidated Financial Statements
67 Note 1 — Summary of Significant Accounting Policies
71 Note 2 — Significant Acquisitions and Dispositions
73 Note 3 — Securities
75 Note 4 — Loans
76 Note 5 — Loans Held for Sale
76 Note 6 — Securitizations
78 Note 7 — Land, Buildings and Equipment
79 Note 8 — Goodwill and Other Intangible Assets
80 Note 9 — Other Assets
80 Note 10 — Deposits
80 Note 11 — Other Liabilities
81 Note 12 — Subordinated Indebtedness
82 Note 13 — Interest Rate Sensitivity
83 Note 14 — Share Capital
85 Note 15 — Stock-based Compensation
87 Note 16 — Employee Future Benefits
88 Note 17 — Restructuring
89 Note 18 — Events of September 11, 2001
89 Note 19 — Air Canada Contract
90 Note 20 — Income Taxes
91 Note 21 — Earnings per Share
92 Note 22 — Related-party Transactions
92 Note 23 — Fair Value of Financial Instruments
96 Note 24 — Derivative Financial Instruments
99 Note 25 — Commitments, Guarantees and Contingent Liabilities
101 Note 26 — Concentration of Credit Risk
102 Note 27 — Segmented Information
105 Note 28 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles
108 Note 29 — Future Canadian Accounting Policy Changes
110 Note 30 — Subsequent Event
111 Principal Subsidiaries
112 Supplementary Annual Financial Information
119 Quarterly Review
120 Ten-year Statistical Review

CIBC Annual Report 2003	For what matters	Consolidated Financial Results	61

     FINANCIAL REPORTING RESPONSIBILITY

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions, Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles and, of necessity, contain items that reflect the best estimates and judgments of management. All financial information appearing throughout the Annual Report is consistent with that in the consolidated financial statements.

     In meeting its responsibility for the reliability and integrity of the consolidated financial statements, management has developed, and maintains, a comprehensive system of internal controls designed to ensure that transactions are properly authorized, assets are safeguarded and financial records are reliable. The system focuses on the need for the employment and training of qualified and professional staff, effective communication between management and staff, and management guidelines and policies. The system also includes policies on corporate conduct and a management organization philosophy that reflects accountability within delineated areas of responsibility. The system of internal controls is reviewed by the Audit Committee of the Board of Directors of CIBC.

     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. Systems and procedures to ensure employee compliance with conflict of interest rules and with securities legislation are monitored by members of the various business units and of the compliance department. The Chief Auditor and the Compliance Officer have full and independent access to the Audit Committee.

     The Audit Committee is composed of directors who are not officers or employees of CIBC. CIBC’s interim and annual consolidated financial statements and management’s discussion and analysis are discussed and reviewed by the Audit Committee with management and the shareholders’ auditors before such financial information is approved by the Board of Directors.

     In addition, the Audit Committee has the duty to review investments and transactions that could adversely affect the well-being of CIBC; to review financial reports requiring Board approval prior to submission to securities commissions or other regulatory authorities; to review key management estimates and judgments underlying financial statements; and to approve the shareholders’ auditors’ fees.

     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express an opinion in their report that follows. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

J.S. Hunkin	T.D. Woods
President and Chief Executive Officer	Chief Financial Officer	November 26, 2003

62	Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheet of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2003 and the consolidated results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

     The consolidated financial statements of CIBC as at October 31, 2002 and for the years ended October 31, 2002 and 2001, prior to the reclassifications with respect to segment reporting as described in Note 27, were audited by other auditors whose reports, both dated November 27, 2002, expressed opinions without reservations on those financial statements. We have audited these segment reporting reclassifications to the 2002 and 2001 financial statements and, in our opinion, such reclassifications, in all material respects, are appropriate and have been properly applied.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 26, 2003, except Note 30,
as to which the date is December 22, 2003

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	63

     CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2003	2002

ASSETS
Cash resources
Cash and non-interest-bearing deposits with banks	$1,593	$1,300
Interest-bearing deposits with banks	8,861	8,212

	10,454	9,512

Securities (Note 3)
Securities held for investment	18,193	20,583
Securities held for trading	52,282	44,628
Loan substitute securities	27	81

	70,502	65,292

Securities borrowed or purchased under resale agreements	19,829	16,020

Loans (Note 4)
Residential mortgages	70,014	66,612
Personal	23,390	23,163
Credit card	9,305	7,621
Business and government	33,177	41,961
Allowance for credit losses	(1,952)	(2,288)

	133,934	137,069

Other
Derivative instruments market valuation (Note 23)	22,796	24,717
Customers’ liability under acceptances	5,139	6,848
Loans held for sale (Note 5)	1,321	—
Land, buildings and equipment (Note 7)	2,093	2,247
Goodwill (Note 8)	1,045	1,078
Other intangible assets (Note 8)	255	297
Other assets (Note 9)	9,779	10,213

	42,428	45,400

	$277,147	$273,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$69,202	$67,975
Business and government	106,768	117,986
Bank	12,160	10,669

	188,130	196,630

Other
Derivative instruments market valuation (Note 23)	21,945	24,794
Acceptances	5,147	6,878
Obligations related to securities sold short	11,659	8,436
Obligations related to securities lent or sold under repurchase agreements	19,293	9,615
Other liabilities (Note 11)	13,998	10,980

	72,042	60,703

Subordinated indebtedness (Note 12)	3,197	3,627

Shareholders’ equity
Preferred shares (Note 14)	3,357	3,088
Common shares (Note 14)	2,950	2,842
Contributed surplus	50	26
Retained earnings	7,421	6,377

	13,778	12,333

	$277,147	$273,293

The accompanying notes are an integral part of these consolidated financial statements.

J.S. Hunkin	I.E.H. Duvar
President and Chief Executive Officer	Director

64	Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31	2003	2002	2001

Interest income
Loans	$8,138	$7,865	$9,448
Securities borrowed or purchased under resale agreements	528	687	1,370
Securities	2,415	2,750	3,530
Deposits with banks	135	222	426

	11,216	11,524	14,774

Interest expense
Deposits	3,776	4,647	7,889
Other liabilities	1,567	1,147	2,036
Subordinated indebtedness	203	220	300

	5,546	6,014	10,225

Net interest income (Note 3)	5,670	5,510	4,549
Provision for credit losses (Note 4)	1,143	1,500	1,100

	4,527	4,010	3,449

Non-interest income
Underwriting and advisory fees	870	840	826
Deposit and payment fees	713	665	569
Credit fees	386	410	493
Card fees	359	331	363
Investment management and custodial fees	340	486	322
Mutual funds fees	536	561	351
Insurance fees	168	148	100
Commissions on securities transactions	884	1,203	1,089
Trading activities (Note 3)	627	273	1,343
Investment securities (losses) gains, net (Note 3)	(99)	(168)	575
Income from securitized assets	216	200	240
Foreign exchange other than trading	273	218	160
Other	633	364	182

	5,906	5,531	6,613

	10,433	9,541	10,062

Non-interest expenses
Employee compensation and benefits	4,417	4,882	4,732
Occupancy costs	605	715	631
Computer and office equipment	1,143	985	834
Communications	378	441	412
Advertising and business development	245	295	286
Professional fees	241	297	327
Business and capital taxes	133	114	109
Restructuring (reversal) charge (Note 17)	(31)	514	207
Other	997	886	688

	8,128	9,129	8,226

Income before income taxes and non-controlling interests	2,305	412	1,836
Income tax expense (benefit) (Note 20)	239	(279)	92

	2,066	691	1,744
Non-controlling interests in net income of subsidiaries	3	38	58

Net income	$2,063	$653	$1,686

Earnings per share (in dollars) (Note 21) — Basic	$5.21	$1.37	$4.19
— Diluted	$5.18	$1.35	$4.13
Dividends per common share (in dollars) (Note 14)	$1.64	$1.60	$1.44

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	65

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2003	2002	2001

Preferred shares (Note 14)
Balance at beginning of year	$3,088	$2,299	$1,876
Issue of preferred shares	550	800	400
Redemption of preferred shares	(200)	—	—
Translation adjustment on foreign currency preferred shares	(81)	(11)	23

Balance at end of year	$3,357	$3,088	$2,299

Common shares (Note 14)
Balance at beginning of year	$2,842	$2,827	$2,868
Issue of common shares	108	59	90
Purchase of common shares for cancellation	—	(44)	(131)

Balance at end of year	$2,950	$2,842	$2,827

Contributed surplus
Balance at beginning of year	$26	$—	$—
Stock option expense (Note 15)	24	26	—

Balance at end of year	$50	$26	$—

Retained earnings
Balance at beginning of year, as previously reported	$6,377	$6,774	$6,625
Adjustment for change in accounting policies(1)	—	(42)	(140)

Balance at beginning of year, as restated	6,377	6,732	6,485
Net income	2,063	653	1,686
Dividends (Note 14)	(771)	(738)	(657)
Premium on redemption of preferred shares	(8)	—	—
Premium on purchase of common shares	—	(269)	(736)
Foreign currency translation adjustment, net of income taxes(2)	(222)	2	38
Other	(18)	(3)	(42)

Balance at end of year	$7,421	$6,377	$6,774

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” in 2002, and section 3461, “Employee Future Benefits,” in 2001.

(2)	The cumulative balance in the foreign currency translation account is $(180)million (2002: $42 million; 2001: $40 million).

The accompanying notes are an integral part of these consolidated financial statements.

66	Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     CONSOLIDATED STATEMENTS OF CASH FLOWS

$ millions, for the years ended October 31	2003	2002	2001

Cash flows provided by (used in) operating activities
Net income	$2,063	$653	$1,686
Adjustments to determine net cash flows:
Provision for credit losses	1,143	1,500	1,100
Amortization of buildings, furniture, equipment and leasehold improvements	275	333	310
Amortization of goodwill	—	—	24
Amortization of intangible assets	20	32	25
Stock-based compensation	114	(15)	—
Restructuring (reversal) charge	(31)	514	207
Future income taxes	309	(1,141)	(540)
Investment securities losses (gains), net	99	168	(575)
Gains on divestitures	(53)	(190)	(22)
Write-down relating to Air Canada contract	128	—	—
Gains on disposal of land, buildings and equipment	(1)	(8)	(12)
Changes in operating assets and liabilities
Accrued interest receivable	332	82	63
Accrued interest payable	(374)	(627)	(539)
Unrealized gains and amounts receivable on derivative contracts	1,921	1,006	(1,876)
Unrealized losses and amounts payable on derivative contracts	(2,849)	(1,601)	2,021
Net change in securities held for trading	(7,654)	7,170	1,419
Current income taxes	293	758	(723)
Restructuring payments	(336)	(139)	(86)
Insurance proceeds received	80	90	9
Other, net	3,042	617	(1,007)

	(1,479)	9,202	1,484

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(8,500)	2,278	14,475
Obligations related to securities sold short	3,223	(2,777)	(2,779)
Net obligations related to securities lent or sold under repurchase agreements	9,678	(11,788)	7,204
Issue of subordinated indebtedness	250	—	—
Redemption/repurchase of subordinated indebtedness	(484)	(342)	(232)
Issue of preferred shares	550	800	400
Redemption of preferred shares	(208)	—	—
Issue of common shares	108	59	90
Purchase of common shares for cancellation	—	(313)	(867)
Dividends	(771)	(738)	(657)
Other, net	(219)	(800)	(131)

	3,627	(13,621)	17,503

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(649)	1,610	(526)
Loans, net of repayments	(5,121)	(8,930)	(9,062)
Proceeds from securitizations	5,280	1,952	1,306
Purchase of securities held for investment	(24,031)	(33,284)	(23,687)
Proceeds on sale of securities held for investment	21,611	28,212	9,783
Proceeds on maturity of securities held for investment	5,050	7,439	7,744
Net securities borrowed or purchased under resale agreements	(3,809)	8,059	(3,618)
Net cash paid for acquisitions	—	(626)	(308)
Proceeds from divestitures	181	—	54
Purchase of land, buildings and equipment	(265)	(235)	(588)
Proceeds from disposal of land, buildings and equipment	3	7	29

	(1,750)	4,204	(18,873)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(105)	(13)	31

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	293	(228)	145
Cash and non-interest-bearing deposits with banks at beginning of year	1,300	1,528	1,383

Cash and non-interest-bearing deposits with banks at end of year	$1,593	$1,300	$1,528

Cash interest paid	$5,920	$6,641	$10,764
Cash income taxes (recovered) paid	$(364)	$249	$1,007

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Report 2003	For what matters	Notes to Consolidated Financial Statements	67

     Note 1          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) and its subsidiaries have been prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions, Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 28.

     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The following paragraphs describe CIBC’s significant accounting policies:

Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries on a consolidated basis. Inter-company balances and transactions have been eliminated. Non-controlling interests in the net book value of subsidiaries are included in other liabilities on the consolidated balance sheets. The non-controlling interest in the subsidiaries’ net income is included, net of income taxes, as a separate line item in the consolidated statements of income.

     Investments in companies over which CIBC has significant influence are accounted for by the equity method, other than those held in the merchant banking portfolio, and are included in securities held for investment on the consolidated balance sheets. CIBC’s share of earnings from these investments is included in interest income.

     Investments in which CIBC exercises joint control are accounted for using the proportionate consolidation method, whereby CIBC’s share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.

Foreign currency translation
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at month-end exchange rates at the dates of the consolidated financial statements. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from the translation are included in the current year consolidated statements of income.

     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while the associated revenue and expenses are translated at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in retained earnings.

     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary where the gain or loss is not expected to be realized in the foreseeable future.

Securities
Securities held for investment comprise debt and equity securities, including investments held in the merchant banking portfolio, originally purchased with the intention of holding to maturity or for a pre-determined period of time, which may be sold in response to changes in investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other than temporary impairments in value are included in investment securities gains (losses) in the consolidated statements of income. Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.

     Securities held for trading are purchased for resale within a short period of time and are stated at fair value. Fair value is determined based on market value, or where market prices are not readily available on quoted market prices for similar securities or on other third-party evidence as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities in the consolidated statements of income.

     Loan substitute securities are accounted for in the same manner as loans. They represent after-tax financing arrangements, which provide issuers with tax-effective borrowings.

     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short that are used in trading are included in trading activities in the consolidated statements of income.

     Dividend and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income in the consolidated statements of income.

Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are stated at cost plus accrued interest and are secured loans insofar as they represent a purchase of securities by CIBC effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is separately disclosed in the consolidated statements of income. Obligations related to securities sold under repurchase agreements are stated at cost plus accrued interest and represent the borrowing equivalent of securities purchased under resale agreements. Interest is reflected in other liabilities interest expense in the consolidated statements of income.

     The cash collateral paid or received on borrowing and lending of securities is recorded as securities borrowed and securities lent. CIBC monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Fees earned or incurred are recorded as interest income or interest expense in the consolidated statements of income.

68	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Loans
Loans are stated net of unearned income and allowance for credit losses. Interest income is recognized on an accrual basis.

Loan fees and origination costs
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Fees received for commitments which are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan retained by CIBC is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.

Impaired loans
A loan is classified as impaired when, in the opinion of management, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered or any specific allowance has been reversed, and it is determined that the loan principal and interest are fully collectible in accordance with the original contractual terms of the loan.

     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.

Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in CIBC’s portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions and credit derivatives. The allowance for credit losses consists of specific and general components.

Specific allowance
Management conducts ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establishes specific allowances when impaired loans are identified. Residential mortgage, personal loan and credit card loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances outstanding.

General allowance
The general allowance is provided for losses which management estimates are in the portfolio at the balance sheet date, and which relate to loans not yet specifically identified as impaired and not yet captured in the determination of specific allowances.

     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans and off-balance sheet credit instruments, such as credit commitments and letters of credit. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken to provide for these.

     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for management’s view of the current and ongoing economic and portfolio trends.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC’s historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC’s experience over past years. For consumer loan portfolios, expected losses are based on CIBC’s historical flow and loss rates.

     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on CIBC’s market experience.

Loans held for sale
Loans transferred into the held for sale portfolio are recorded at the lower of their carrying or fair values on a loan-by-loan basis. Losses on transfer to loans held for sale determined to be credit related are charged to provision for credit losses in the consolidated statements of income. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to transfer, each loan held for sale is revalued at the lower of its fair value or carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent revaluations are recognized in other non-interest income.

Securitizations
CIBC periodically sells groups of loans or receivables to special purpose entities (SPEs) that issue securities to investors — a process referred to as securitization.

     Securitizations are accounted for as sales when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. When such sales occur, CIBC may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

     Gains or losses on transfers accounted for as sales are recognized in non-interest income and depend, in part, upon the allocation of previous carrying

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	69

amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair values. However, as market prices are generally not available for retained interests, CIBC estimates fair value based on the present value of expected future cash flows. This may require management to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.

     Retained interests in securitized assets are classified as securities held for investment on the consolidated balance sheets and stated at their pro-rata share of the original carrying amounts. Retained interests are reviewed quarterly for impairment.

     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported in the consolidated statements of income.

Derivative instruments
Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts.

     CIBC utilizes derivatives in two broadly defined activities: trading and asset/liability management.

Derivatives held for trading purposes
CIBC’s derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, CIBC acts as a derivatives dealer or market maker, and is prepared to transact with clients by quoting bid and offer prices, with the objective of providing a spread to CIBC. CIBC also takes limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

     All financial and commodity derivative instruments held for trading purposes, including derivatives used to hedge risks created by assets and liabilities which are marked-to-market, are stated at fair values. Quoted market prices, when available, are used to determine the fair values of derivatives held for trading. Otherwise, fair values are estimated, using pricing models that are based on current market quotations, wherever possible. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Realized and unrealized trading gains and losses are included in trading activities in the consolidated statements of income. Gains at inception of a derivative transaction are recognized when the fair value of that derivative is obtained from a quoted market price, is supported by reference to other observable market transactions, or is based upon a valuation technique that incorporates observable market data. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities on the consolidated balance sheets, in both cases as derivative instruments market valuation.

Derivatives held for asset/liability management purposes
CIBC uses derivative financial instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities or to modify interest rate characteristics of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.

     When derivative instruments, primarily interest rate swaps, modify the interest rate characteristics of specific financial assets and liabilities or groups of financial assets and liabilities, these derivative instruments are accounted for using the accrual method. Under this method, interest income or expense on these derivative instruments is accrued and included in interest income or expense in the consolidated statements of income and reported in other assets or other liabilities on the consolidated balance sheets. This accounting treatment results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of income at their modified rates rather than their original contractual interest rates.

     Derivative instruments may also be designated as specific hedges of financial risk exposures of on-balance sheet assets or liabilities, firm commitments or anticipated transactions, or of foreign currency exposures arising from net investments in foreign operations. Designation as a hedge is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instrument are expected to substantially offset the changes in the fair value or cash flows of the hedged items.

     Gains and losses on derivative instruments used to hedge interest rate risk exposures of on-balance sheet assets and liabilities, except for hedges of foreign currency denominated assets and liabilities, are recognized as interest income or expense at the same time as interest income or expense related to the hedged on-balance sheet assets and liabilities.

     Certain liabilities, whose values are determined based on an underlying index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of the liabilities is adjusted to reflect changes in the value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense in the consolidated statements of income. Derivatives that are used to hedge these liabilities are accounted for on an offsetting basis, with adjustments recorded as interest expense in the consolidated statements of income.

     Foreign currency derivative instruments that hedge foreign currency risk exposures from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities on the consolidated balance sheets. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income in the consolidated statements of income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income in the consolidated statements of income.

     Foreign currency derivative instruments that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities on the consolidated balance sheets. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustment within retained earnings. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials at the date of inception of the foreign currency derivative hedge is accrued in foreign exchange other than trading within non-interest income in the consolidated statements of income.

     Derivative instruments, primarily credit default swaps, are also used to mitigate credit exposure for certain loans. The existence of these derivative instruments is considered in determining the provision for credit losses. Any amounts recoverable from credit default swaps are recorded as an increase in the allowance for credit losses. Premiums paid are deferred and amortized to interest income over the term of the instruments.

70	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and amortized over the period that the committed or anticipated transactions occur and are recognized in income. Anticipated transactions can be hedged only when significant characteristics and expected terms of the anticipated transactions are identified and it is probable that the anticipated transactions will occur. There is no recognition in the consolidated statements of income of unrealized gains or losses on derivatives hedging anticipated transactions until the anticipated transactions occur.

     Premiums paid for options used for hedging purposes are amortized over the life of the contract or the term of the hedge, as appropriate.

     A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is liquidated or terminated or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument.

     If the hedging relationship or modification of interest rate characteristics is terminated, the difference between the fair value of the derivative and its accrued value upon termination is deferred in other assets or other liabilities and amortized into income or expense over the remaining term to maturity of the derivative hedge or the remaining term of the hedged asset or liability, as appropriate.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented on a net basis on the consolidated balance sheets when this reflects CIBC’s expected future cash flows from settling two or more separate financial instruments. A financial asset and a financial liability are offset when CIBC has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by customers of CIBC. CIBC earns a fee for guaranteeing and then making the payment to the third parties. The amounts owed to CIBC by its customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances on the consolidated balance sheets.

Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

Buildings	40 years
Computer equipment and software	2 to 7 years
Office furniture and other equipment	4 to 15 years
Leasehold improvements	Over estimated useful life

Gains and losses on disposal are reported in non-interest income in the consolidated statements of income.

Goodwill and other intangible assets
Effective November 1, 2001, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 3062, “Goodwill and Other Intangible Assets.” Under this section, goodwill, representing the excess of the purchase price over the fair value of the net assets acquired in business combinations, and other intangible assets with an indefinite life are no longer amortized after October 31, 2001, but are reviewed at least annually for impairment and written down for any impairment losses. Intangible assets with a finite life are amortized over their estimated useful lives, generally not exceeding 20 years, on a straight-line basis.

Future income taxes
CIBC uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established to reduce the future income tax asset to the amount that is more likely than not to be realized.

Employee future benefits
CIBC is the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution plans, and various other post-retirement and post-employment benefit plans.

     Actuarial valuations of the obligations for employee future benefits are made periodically for accounting purposes by an independent actuary. These are based on the projected benefit method for valuing the obligations, prorated on service and are on management’s best estimate assumptions about expected rate of return on plan assets, rate of salary growth, retirement age and health-care costs. These assumptions are selected such that they are long-term in nature. The discount rate used to value liabilities is based on market rates as at the measurement date. Plan assets and accrued benefit obligations are measured as at September 30, preceding each year-end.

     The annual expense includes the estimated present value of the cost of future benefits payable in respect of services rendered in the current period; interest on projected obligations net of expected return on plan assets; amortization of past service costs, actuarial gains and losses, transitional assets and changes in valuation allowance. The expected rate of return on plan assets is based on a market-related value of plan assets, where investment (gains) losses versus the expected rate of return on investments are recognized over three years. Past service costs are amortized on a straight-line basis over the expected average remaining service life of the employee groups covered by the plan, since it is expected that CIBC will realize economic benefit from these plan changes during this period. Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the fair value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of the employee groups covered by the plan. Short-term experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses. Recognizing these actuarial gains or losses over the expected average remaining service life of active employees who are expected to receive the benefits allows for the offsetting impact of gains and losses in other periods. Recognition of a valuation allowance is required when the accrued benefit asset for any plan is greater than the expected future benefit. A change in the valuation allowance is recognized in consolidated statements of income for the period in which the change occurs.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	71

     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities on the consolidated balance sheets.

     Defined contribution expense is charged to employee compensation and benefits in the consolidated statements of income for services rendered during the period.

Stock-based compensation
CIBC provides compensation to directors and certain employees in the form of stock options and share-based awards.

     In 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” CIBC adopted the fair value-based method to account for stock-based transactions with employees and non-officer members of CIBC’s Board of Directors. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, will be credited to common share capital. No expense is recognized for stock options granted prior to November 1, 2001. When these options are exercised, the proceeds received by CIBC are recorded as common share capital.

     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). Under section 3870, CIBC’s SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded over the applicable vesting period in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.

     Compensation expense in respect of awards under the Restricted Share Program is recognized in the year of grant upon meeting certain criteria in an amount equal to the sum to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period in an amount equal to the sum to be transferred to the trust. Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price and the change is recognized as a compensation expense or credit in the period in which the change occurs.

     CIBC’s contribution under its Employee Share Purchase Plan is expensed as incurred.

Earnings per share
In 2002, CIBC retroactively adopted, effective November 1, 2001, the requirements of the CICA handbook section 3500, “Earnings Per Share.”

     Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.

     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period.

Non-interest income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.

     Investment management and custodial, and mutual fund fees are included in non-interest income as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.

2002 and 2001 financial information
Certain 2002 and 2001 financial information has been reclassified, where necessary, to conform with the presentation adopted in 2003.

Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 29. A description of future U.S. accounting policy changes is provided in Note 28.

     Note 2          SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

2003
Dispositions
In January 2003, CIBC sold its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million to Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer & Co. Inc. (Oppenheimer). Total consideration consisted of cash of $26 million, debentures of $245 million and a promissory note for $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Oppenheimer representing an interest of approximately 35%.

     Concurrent with entering into the sale, CIBC initiated a restructuring plan to exit the support activities of its Oppenheimer private client and asset management businesses. The restructuring plan included staff reductions, premises reconfiguration and termination of contracts.

     CIBC initially reported a net pre-tax gain of $52 million in other non-interest income from the Oppenheimer sale. Subsequently, CIBC revised the gain calculation and the estimated restructuring charge, resulting in a $6 million increase in other non-interest income. The final pre-tax gain of $58 million is net of a restructuring charge of $78 million and deferred transition service revenue of $43 million. The restructuring charge includes

72	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

$26 million in employee termination benefits and $52 million in contract termination costs. The deferred transition service revenue of $43 million was subsequently recognized into income in 2003 as transition services were provided.

     In 2003, CIBC sold its 51% interest in INTRIA-HP Corporation (IHP), a technology outsourcing company, and other related assets to Hewlett-Packard (Canada) Co. (HP). The impact of the sale was not significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

2002
Acquisitions
During 2002, CIBC completed the acquisition of Merrill Lynch Canada Inc.’s Private Client & Securities Services businesses, Merrill Lynch Investment Managers Canada Inc. (MLIM), Merrill Lynch’s asset management business in Canada, and Juniper Financial Corp., a U.S. credit card company. MLIM was subsequently renamed CIBC Asset Management Inc. (formerly CM Investment Management Inc.).

     The results of operations of these businesses have been included in CIBC’s consolidated financial statements since the effective date of control. Details of these transactions are as follows:

	2002

$ millions	Merrill Lynch Canada Inc.’s Private Client & Securities Services Businesses	Merrill Lynch Investment Managers Canada Inc.(1)		Juniper Financial Corp.

Effective date of control	December 28, 2001	January 31, 2002		March 29, 2002
Percentage of voting shares acquired	Asset purchase	100%		90%
Goodwill	$558	$5		$108
Business line assigned to	CIBC Wealth Management	CIBC Wealth Management		Corporate and Other	(2)
Deductible for tax purposes	$376	—		—
Other intangible assets	—	$75	(3)	—
Assigned to	—	Contract-based intangibles		—

(1)	Renamed CIBC Asset Management Inc.

(2)	Reclassified from CIBC World Markets into Corporate and Other, beginning November 1, 2002.

(3)	Not subject to amortization (indefinite life).

Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

	2002

	Merrill Lynch
	Canada Inc.’s	Merrill Lynch
	Private Client &	Investment
	Securities Services	Managers	Juniper Financial
$ millions	Businesses	Canada Inc.(1)	Corp.

Aggregate consideration
Acquisition cost (paid in cash)	$555	$71	$310
Direct acquisition expenses	4	—	—

	$559	$71	$310

Fair value of net assets acquired
Cash resources	$—	$28	$117
Loans	—	—	356
Land, buildings and equipment	25	2	27
Goodwill	558	5	108
Other intangible assets	—	75	—
Future tax asset	26	—	—
Other assets	5	24	50

Total assets acquired	614	134	658

Deposits	—	—	334
Future tax liability	—	31	—
Integration liabilities	45 (2)	3 (3)	—
Other liabilities	10	29	14

Total liabilities assumed	55	63	348

Net assets acquired	$559	$71	$310

(1)	Renamed CIBC Asset Management Inc.

(2)	Includes severance of $19 million, exit costs of $19 million and other costs of $7 million. The balance outstanding, as at October 31, 2003, was $11 million (2002: $27 million).

(3)	Includes severance of $2 million and exit costs of $1 million. The balance outstanding, as at October 31, 2003, was nil (2002: $1 million).

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	73

2002
Dispositions
In October 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations, which was named FirstCaribbean International Bank Limited (FirstCaribbean). CIBC recognized a pre-tax dilution gain of $190 million ($190 million after-tax), which was included in other non-interest income in the consolidated statements of income. In 2003, the rights issue available to the public shareholders of FirstCaribbean closed and there was no material impact to CIBC’s equity interest.

     CIBC’s equity interest of approximately 43% in FirstCaribbean is accounted for by the equity method.

     Note 3          SECURITIES

	Residual term to contractual maturity

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2003 Total		2002 Total

$ millions, as at October 31	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)

Securities held for investment
Canadian federal government	$1,901	3.0%	$1,198	4.1%	$5	6.6%	$269	8.0%	$—	—%	$3,373	3.8%	$7,836	3.9%
Other Canadian governments	226	4.8	46	7.1	4	4.9	281	6.8	—	—	557	6.0	626	6.0
U.S. Treasury	34	0.9	—	—	5,411	3.6	—	—	—	—	5,445	3.6	2	5.2
Other U.S. agencies	—	—	—	—	251	6.8	1,093	6.6	—	—	1,344	6.7	1,555	6.6
Other foreign governments	29	3.0	42	6.5	266	7.5	—	—	—	—	337	7.0	302	6.2
Mortgage-backed securities(2)	117	2.2	979	5.0	422	6.5	1,732	5.8	2	—	3,252	5.5	4,209	5.2
Asset-backed securities	26	5.1	6	5.9	171	1.8	4	4.3	—	—	207	2.4	701	4.3
Corporate debt	234	3.9	469	8.3	460	4.8	107	6.9	—	—	1,270	6.3	2,541	7.6
Corporate equity	41	3.0	292	5.8	35	2.8	—	—	2,040	—	2,408	—	2,811	—

Total debt securities
Carrying value	$2,567		$2,740		$6,990		$3,486		$2		$15,785		$17,772
Fair value	$2,574		$2,807		$6,832		$3,689		$2		$15,904		$18,177

Total equity securities
Carrying value	$41		$292		$35		$—		$2,040		$2,408		$2,811
Fair value(3)	$35		$297		$78		$—		$2,580		$2,990		$3,077

Total investment securities
Carrying value	$2,608		$3,032		$7,025		$3,486		$2,042		$18,193		$20,583
Fair value(3)	$2,609		$3,104		$6,910		$3,689		$2,582		$18,894		$21,254

Securities held for trading(4)
Canadian federal government	$7,795		$3,036		$761		$213		$—		$11,805		$10,955
Other Canadian governments	163		819		469		373		—		1,824		1,876
U.S. Treasury and agencies	3,527		1,096		55		235		—		4,913		6,814
Other foreign governments	—		—		120		—		—		120		932
Corporate debt	5,648		1,797		1,329		2,055		—		10,829		9,046
Corporate equity	7		1		181		2		22,600		22,791		15,005

Total trading securities	$17,140		$6,749		$2,915		$2,878		$22,600		$52,282		$44,628

Loan substitute securities(5)
Carrying value	$—	—%	$—	—%	$27	2.6%	$—	—%	$—	—%	$27	2.6%	$81	3.8%

Total securities
Carrying value	$19,748		$9,781		$9,967		$6,364		$24,642		$70,502		$65,292
Fair value(3)	$19,749		$9,853		$9,852		$6,567		$25,182		$71,203		$65,963

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $1,695 million (2002: $2,267 million) and a fair value of $1,706 million (2002: $2,344 million).

(3)	The fair value of publicly traded equity securities held for investment does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(4)	As securities held for trading are recorded at fair value, carrying value equals fair value.

(5)	The carrying value of loan substitute securities approximates fair value.

74	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

FAIR VALUE OF SECURITIES HELD FOR INVESTMENT

	2003				2002

	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
$ millions, as at October 31	value	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$3,373	$74	$(1)	$3,446	$7,836	$155	$—	$7,991
Other Canadian governments	557	44	(1)	600	626	56	—	682
U.S. Treasury	5,445	—	(339)	5,106	2	—	—	2
Other U.S. agencies	1,344	130	—	1,474	1,555	176	(1)	1,730
Other foreign governments	337	54	—	391	302	52	—	354
Mortgage-backed securities(1)	3,252	92	(36)	3,308	4,209	153	(16)	4,346
Asset-backed securities	207	12	(1)	218	701	9	(2)	708
Corporate securities
Debt	1,270	129	(38)	1,361	2,541	64	(241)	2,364
Equity	2,408	633	(51)	2,990	2,811	404	(138)	3,077

	$18,193	$1,168	$(467)	$18,894	$20,583	$1,069	$(398)	$21,254

(1)	Includes securities issued or guaranteed by government, having a carrying value of $1,695 million (2002: $2,267 million) and a fair value of $1,706 million (2002: $2,344 million).

REALIZED GAINS AND LOSSES ON INVESTMENT SECURITIES

$ millions, for the years ended October 31	2003	2002	2001

Realized gains	$289	$1,006	$1,060
Realized losses and impairment write-downs	(388)	(1,174)	(485)

Net (losses) gains on investment securities	$(99)	$(168)	$575

Trading activities

Trading activities include the purchase and sale of securities, and dealing in foreign exchange and other derivative financial instruments. Trading activities exclude underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of income.

     Trading revenue is earned from the purchase and sale of securities, dealing in foreign exchange and other derivative financial instruments and from changes in market rates on positions arising from these instruments. Trading revenue comprises net interest income on trading assets and liabilities and non-interest income-based trading activities. Net interest income arises from coupons and dividends relating to the trading assets and liabilities and is net of associated funding. Non-interest income trading activities comprises gains or losses from purchase and sale of securities, foreign exchange and derivative financial instruments and from changes in market rates on positions arising from those instruments.

     Trading assets and liabilities are measured at fair value, with gains and losses recognized in the consolidated statements of income.

TRADING REVENUE

$ millions, for the years ended October 31	2003	2002	2001

Net interest income consists of:
Non-trading related	$5,519	$5,220	$4,862
Trading related	151	290	(313)

Net interest income	$5,670	$5,510	$4,549

Trading revenue consists of:
Net interest income — trading related	$151	$290	$(313)
Non-interest income — trading activities	627	273	1,343

Trading revenue	$778	$563	$1,030

Trading revenue by product line:
Interest rates	$308	$290	$505
Foreign exchange	171	152	179
Equities	199	44	279
Other(1)	100	77	67

Trading revenue	$778	$563	$1,030

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	75

     Note 4          LOANS

	2003					2002

	Gross	Specific	General	Total		Gross	Specific	General	Total
$ millions, as at October 31	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Residential mortgages	$70,014	$18	$27	$45	$69,969	$66,612	$21	$19	$40	$66,572
Personal(1)	23,390	266	247	513	22,877	23,163	323	229	552	22,611
Credit card	9,305	134	81	215	9,090	7,621	99	50	149	7,472
Business and government	33,177	434	745 (2)	1,179	31,998	41,961	595	952	1,547	40,414

	$135,886	$852	$1,100	$1,952	$133,934	$139,357	$1,038	$1,250	$2,288	$137,069

(1)	Includes $330 million (2002: $303 million); non-recourse portion of approximately $154 million (2002: $141 million), relating to loans to certain employees of CIBC and its subsidiaries to finance a portion of their participation in funds which make private equity investments on a side by side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $151 million (2002: $61 million) relates to individuals who are no longer employed by CIBC and its subsidiaries.

(2)	Includes $150 million reversal of the allowance during the year.

LOAN MATURITIES

	Residual term to contractual maturity

	Within	1 to 5	5 to 10	Over	2003
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$14,337	$51,970	$3,528	$179	$70,014
Personal	16,716	6,595	79	—	23,390
Credit card	9,305	—	—	—	9,305
Business and government	21,713	9,600	1,212	652	33,177

	$62,071	$68,165	$4,819	$831	$135,886

ALLOWANCE FOR CREDIT LOSSES

		Specific allowance			General allowance				Total allowance

	$ millions, for the years ended October 31	2003	2002	2001	2003		2002	2001	2003	2002	2001

	Balance at beginning of year	$1,039	$1,045	$988	$1,250		$1,250	$1,250	$2,289	$2,295	$2,238
	Provision for credit losses charged to the consolidated statements of income	1,293	1,500	1,100	(150	)(1)	—	—	1,143	1,500	1,100
	Write-offs	(1,312)	(1,705)	(1,249)	—		—	—	(1,312)	(1,705)	(1,249)
	Recoveries(2)	182	217	185	—		—	—	182	217	185
	Transfer to loans held for sale (Note 5)	(292)	—	—	—		—	—	(292)	—	—
	Foreign exchange and other adjustments	(54)	(18)	21	—		—	—	(54)	(18)	21

	Balance at end of year	856	1,039	1,045	1,100		1,250	1,250	1,956	2,289	2,295
Less:	allowance on letters of credit(3)	(1)	(1)	(1)	—		—	—	(1)	(1)	(1)
	allowance on loan substitute securities(4)	(3)	—	—	—		—	—	(3)	—	—

	Allowance for credit losses	$852	$1,038	$1,044	$1,100		$1,250	$1,250	$1,952	$2,288	$2,294

(1)	Represents reversal of the allowance during the year.

(2)	Includes credit protection purchased from third parties.

(3)	Allowance on letters of credit is included in other liabilities.

(4)	Allowance on loan substitute securities is included in securities.

IMPAIRED LOANS

	2003			2002

	Gross	Specific		Gross	Specific
$ millions, as at October 31	amount	allowance	Net total	amount	allowance	Net total

Residential mortgages	$177	$18	$159	$172	$21	$151
Personal(1)	224	266	(42)	239	323	(84)
Credit card(1)	—	134	(134)	—	99	(99)
Business and government	887	434	453	1,834	595	1,239

Total impaired loans	1,288	852	436	2,245	1,038	1,207
Loan substitute securities	30	3	27	30	—	30
Loans held for sale	58	—	58	—	—	—

Total impaired loans, loan substitute securities and loans held for sale(2)	$1,376	$855	$521	$2,275	$1,038	$1,237

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans, as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(2)	Average balance of gross impaired loans, loan substitute securities and loans held for sale amounts to $2,016 million (2002: $2,149 million).

76	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

As at October 31, 2003, other past due loans totalled $64 million (2002: $38 million), all of which were in Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.

     As at October 31, 2003, the interest entitlements on loans classified as impaired totalled $60 million (2002: $114 million; 2001: $95 million), of which $44 million (2002: $60 million; 2001: $72 million) were in Canada and $16 million (2002: $54 million; 2001: $23 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $49 million (2002: $84 million; 2001: $62 million), of which $34 million (2002: $33 million; 2001: $36 million) were in Canada and $15 million (2002: $51 million; 2001: $26 million) were outside Canada.

     Note 5          LOANS HELD FOR SALE

During the year, CIBC transferred business and government loans amounting to $2,126 million, and associated allowance for credit losses of $64 million (total authorizations of $2,885 million), into a held for sale portfolio. On transfer, the loans held for sale were further reduced by a provision for credit losses of $228 million and losses of $23 million recorded in other non-interest income in the consolidated statements of income.

     During the year, loans held for sale amounting to $493 million (total authorizations of $925 million) were sold for a gain of $22 million. As at October 31, 2003, the net amount of loans held for sale was $1,321 million (2002: nil).

     Note 6          SECURITIZATIONS

During the year, CIBC securitized fixed- and variable-rate government-guaranteed residential mortgage loans of $4,700 million (2002: fixed-rate mortgage loans of $1,971 million) through the creation of mortgage-backed securities, and subsequently sold $4,370 million (2002: $1,969 million) of those securities. CIBC received net cash proceeds of $4,354 million (2002: $1,952 million) and retained the rights to future excess interest on residential mortgages valued at $106 million (2002: $82 million). A pre-tax gain on the sale, net of transaction costs, of $42 million (2002: $21 million) was recognized as income from securitized assets in the consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue as these services are provided. The key assumptions used to value the sold and retained interests include prepayment rates of 12% to 42.6% (2002: 12%) and discount rates of 3.7% to 4.4% (2002: 4.5% to 5.5%). There are no expected credit losses as the mortgages are government guaranteed.

     During the year, CIBC sold $926 million of U.S. credit card receivables through securitization transactions to a trust and recognized a gain of $1 million. CIBC also funded the cash reserve account and retained other subordinated interests in the trust, and the total outstanding retained interests, as at October 31, 2003, were $68 million (October 31, 2002: $14 million). In addition, CIBC retained servicing responsibilities for the securitized credit card receivables and recognizes revenue as these services are provided.

     A servicing asset or liability is not generally recognized in these securitizations because CIBC receives adequate compensation for the servicing that it provides with respect to the transferred assets.

     The following table summarizes certain cash flows received from or paid to SPEs:

		Commercial	Residential	Credit
$ millions, for the years ended October 31		mortgages	mortgages	card loans

2003	Proceeds from new securitizations	$—	$4,354	$926
	Proceeds from collections reinvested in previous credit card securitizations	—	—	8,733
	Servicing fees received	5	11	35
	Other cash flows received on retained interests	1	52	108

2002	Proceeds from new securitizations	$—	$1,952	$—
	Proceeds from collections reinvested in previous credit card securitizations	—	—	9,236
	Servicing fees received	6	6	15
	Other cash flows received on retained interests	2	27	135

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	77

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.

     The sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

						Non-
		Commercial	Residential	Credit		investment
$ millions, as at October 31		mortgages	mortgages	card loans		grade loans

2003	Carrying amount of retained interests	$13	$175	$80		$117
	Fair value of retained interests	13	168	80		117
	Weighted-average remaining life (in years)	1	5	revolving		2
	Prepayment rate	n/a (1)	7.0–42.6%	20.4–43.8	%(2)	n/a	(3)
	Impact on fair value of a 10% adverse change	—	(4)	(1)		—
	Impact on fair value of a 20% adverse change	—	(8)	(3)		—
	Expected credit losses	—	n/a (4)	3.4–5.4%		11.0%
	Impact on fair value of a 10% adverse change	—	—	(3)		—
	Impact on fair value of a 20% adverse change	—	—	(5)		—
	Residual cash flows discount rate (annual rate)	3.8%	2.6–5.9%	9.0–17.0%		n/a	(3)
	Impact on fair value of a 10% adverse change	—	(1)	—		—
	Impact on fair value of a 20% adverse change	—	(2)	—		—

2002	Carrying amount of retained interests	$21	$106	$43		$139
	Fair value of retained interests	21	109	42		139
	Weighted-average remaining life (in years)	2	5	revolving		3
	Prepayment rate	n/a (1)	12.0–21.5%	15.0–45.4	%(2)	n/a	(3)
	Impact on fair value of a 10% adverse change	—	(3)	(3)		—
	Impact on fair value of a 20% adverse change	—	(5)	(5)		—
	Expected credit losses	0.3%	n/a (4)	2.7–5.0%		11.0%
	Impact on fair value of a 10% adverse change	—	—	(1)		—
	Impact on fair value of a 20% adverse change	—	—	(2)		—
	Residual cash flows discount rate (annual rate)	6.5%	4.7%	17.1–18.0%		n/a	(3)
	Impact on fair value of a 10% adverse change	—	(1)	—		—
	Impact on fair value of a 20% adverse change	—	(2)	—		—

(1)	Not applicable as these retained interests are not subject to prepayment risk.

(2)	Monthly prepayment rate.

(3)	Not applicable as the retained interest is rated as investment grade and does not represent future excess interest on the loans.

(4)	Not applicable as these mortgages are government guaranteed.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes CIBC’s expected static pool credit losses:

				Non-
	Commercial	Residential	Credit	investment
% of outstanding loans, as at October 31	mortgages	mortgages	card loans	grade loans

2003 Actual and projected credit losses	0.2%	n/a(1)	3.4–5.4%	11.0%

2002 Actual and projected credit losses	0.3%	n/a(1)	2.7–5.0%	11.0%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are government guaranteed.

78	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

The following table summarizes the loan principal, impaired and net credit losses for total loans reported on CIBC’s consolidated balance sheets and loans securitized:

$ millions, as at or for the years ended October 31

		Total	Impaired
		principal	and	Net
		amount of	other past	credit
Type of loan		loans	due loans	losses(1)

2003	Residential mortgages	$77,114	$204	$3
	Personal	23,390	242	170
	Credit card	11,405	56	484
	Business and government(2)	33,477	909	360

	Total loans reported and securitized(3)	145,386	1,411	1,017

	Less loans securitized:
	Residential mortgages	7,100	3	—
	Credit card	2,100	56	105
	Business and government(2)	300	—	—

	Total loans securitized	9,500	59	105

	Loans reported before allowance for credit losses	$135,886	$1,352	$912

2002	Residential mortgages	$69,812	$411	$3
	Personal	23,163	242	119
	Credit card	10,021	22	371
	Business and government(2)	42,461	1,843	1,098

	Total loans reported and securitized(3)	145,457	2,518	1,591

	Less loans securitized:
	Residential mortgages	3,200	212	—
	Credit card	2,400	22	90
	Business and government(2)	500	1	1

	Total loans securitized	6,100	235	91

	Loans reported before allowance for credit losses	$139,357	$2,283	$1,500

(1)	Excludes credit losses from loans held for sale and loan substitute securities.

(2)	Includes commercial mortgages and investment grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which CIBC continues to manage.

     Note 7          LAND, BUILDINGS AND EQUIPMENT

	2003			2002

		Accumulated	Net book	Net book
$ millions, as at October 31	Cost	amortization(1)	value	value

Land	$61	$—	$61	$81
Buildings(2)	1,176	191	985	905
Computer equipment and software	1,815	1,332	483	533
Office furniture and other equipment	871	499	372	540
Leasehold improvements	631	439	192	188

	$4,554	$2,461	$2,093	$2,247

(1)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $275 million (2002: $333 million; 2001: $310 million).

(2)	Includes $699 million (2002: $576 million) not being amortized as it relates to a building under construction that will be leased by CIBC when the construction is completed. CIBC is considered the owner of this building during the construction period under GAAP. Therefore, CIBC has recorded such building costs, including capitalized interest of $78 million (2002: $42 million), related to the project as buildings, with a corresponding obligation in other liabilities. Construction of the building is expected to be completed by December 2003.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	79

     Note 8          GOODWILL AND OTHER INTANGIBLE ASSETS

As explained in Note 1, CIBC adopted the requirements of the CICA handbook section 3062, “Goodwill and Other Intangible Assets,” in 2002.

     CIBC completed its annual impairment testing on goodwill and other intangible assets with an indefinite life and determined that there were no impairment write-downs.

     During 2002, CIBC decided to close its U.S. electronic banking operations. As a result, CIBC recognized a write-down of $34 million on finite-lived other intangible assets related to these operations, and this amount is recorded in the restructuring charge.

     The total estimated amortization expense relating to other intangible assets for each of the next five years is $16 million for 2004, $16 million for 2005, $15 million for 2006, $12 million for 2007 and $11 million for 2008.

     The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	CIBC Wealth	CIBC World	Corporate	CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other	Total

2003	Balance at beginning of year	$23	$882	$171	$2	$1,078
	Adjustments(1)	—	(16)	(4)	(13)	(33)
	Reclassifications(2)	—	—	(107)	107	—

	Balance at end of year	$23	$866	$60	$96	$1,045

2002	Balance at beginning of year	$20	$305	$67	$8	$400
	Goodwill acquired	4	563	108	—	675
	Adjustments(1)	(1)	14	(4)	(6)	3

	Balance at end of year	$23	$882	$171	$2	$1,078

(1)	Includes foreign currency translation and other purchase price equation adjustments.

(2)	Pertains to reclassification of Juniper Financial Corp. from CIBC World Markets to Corporate and Other on November 1, 2002.

The components of other intangible assets are as follows:

	2003			2002

	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
$ millions, as at October 31	amount	amortization(1)	amount	amount	amortization(1)	amount

Finite-lived other intangible assets
Customer relationships	$150	$41	$109	$157	$26	$131
Contract based	51	21	30	57	16	41
Technology based(2)	—	—	—	43	35	8
Other	4	4	—	5	4	1

	205	66	139	262	81	181
Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$321	$66	$255	$378	$81	$297

(1)	Amortization of other intangible assets for the year amounted to $20 million (2002: $32 million; 2001: $25 million).

(2)	Technology-based intangible assets were sold as part of the sale of IHP (Note 2).

In accordance with section 3062, the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure, as if the change had been retroactively applied to year 2001, is as follows:

$ millions, except per share amounts, for the years ended October 31	2003	2002	2001

Reported net income	$2,063	$653	$1,686
Add back:
Goodwill amortization(1)	—	—	24
Goodwill amortization — equity accounted investments(2)	—	—	22

	—	—	46

Net income adjusted for goodwill amortization	$2,063	$653	$1,732

Basic EPS — Reported	$5.21	$1.37	$4.19
— Adjusted for goodwill	$5.21	$1.37	$4.31
Diluted EPS — Reported	$5.18	$1.35	$4.13
— Adjusted for goodwill	$5.18	$1.35	$4.25

(1)	Recorded in non-interest expenses in the consolidated statements of income.

(2)	Recorded in interest income in the consolidated statements of income.

80	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Note 9          OTHER ASSETS

$ millions, as at October 31	2003	2002

Accrued interest receivable	$1,091	$1,423
Brokers’ client accounts	697	994
Future income tax asset (Note 20)	1,475	1,782
Other prepayments and deferred items	998	1,037
Other	5,518	4,977

	$9,779	$10,213

     Note 10          DEPOSITS

			Payable on a fixed date(3)

	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2003	2002
$ millions, as at October 31	demand(1)	notice(2)	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total

Personal	$5,984	$26,659	$22,430	$6,730	$4,412	$1,536	$1,433	$18	$69,202	$67,975
Business and government	16,471	6,021	69,545	5,177	1,983	2,563	2,278	2,730	106,768	117,986
Bank	668	104	9,560	1,153	—	—	—	675	12,160	10,669

	$23,123	$32,784	$101,535	$13,060	$6,395	$4,099	$3,711	$3,423	$188,130	$196,630

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$8,971	$8,690
In foreign offices									269	445
Interest-bearing deposits
In domestic offices									116,516	110,382
In foreign offices									59,775	75,431
U.S. federal funds purchased									2,599	1,682

									$188,130	$196,630

(1)	Deposits payable on demand include all deposits for which CIBC does not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(2)	Deposits payable after notice include all deposits for which CIBC can legally require notice of withdrawal. These deposits are generally savings accounts.

(3)	Deposits payable on a fixed date include all deposits which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

     Note 11          OTHER LIABILITIES

$ millions, as at October 31	2003	2002

Accrued interest payable	$1,063	$1,437
Current income tax	1,790	—
Gold and silver certificates	90	161
Brokers’ client accounts	2,211	2,139
Cheques and other items in transit, net	788	342
Deferred gain on sale of real estate properties(1)	94	110
Other deferred items	316	344
Restructuring provision (Note 17)	85	452
Accrued expenses	866	874
Non-controlling interests in subsidiaries	22	111
Other	6,673	5,010

	$13,998	$10,980

(1)	Deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties sold and leased back by CIBC in 2000.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	81

     Note 12          SUBORDINATED INDEBTEDNESS

The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.

TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31

				Earliest date redeemable by CIBC

Interest rate				At greater of Canada		Denominated
%		Maturity date		Yield Price(1) and par	At par	in foreign currency		2003	2002

5.5		June 21, 2003	(2)			Yen 5 billion		$—	$64
11.125		February 10, 2004	(2)					1	1
7.1		March 10, 2004		March 10, 1999				67	67
8.55		May 12, 2005		May 12, 2000				1	1
8.65		August 22, 2005		August 22, 2000				24	24
Floating	(3)	March 4, 2008			March 4, 2003			—	50
Floating	(4)	May 19, 2008			May 18, 2003	US$250 million		—	389
6.5	(5)	October 21, 2009		October 21, 1999	October 21, 2004			400	400
7.4	(5)	January 31, 2011			January 31, 2006			250	250
8.15	(5)	April 25, 2011		April 25, 2001	April 25, 2006			250	250
7.0	(5)	October 23, 2011		October 23, 2001	October 23, 2006			250	250
Floating	(6)	August 14, 2012			August 14, 2007	US$300 million		396	467
4.75	(5)	January 21, 2013		January 20, 2003	January 21, 2008			250	—
5.89	(5)	February 26, 2013		February 26, 1998	February 26, 2008			120	120
9.65		October 31, 2014		November 1, 1999				250	250
8.7		May 25, 2029	(2)					25	25
11.6		January 7, 2031		January 7, 1996				200	200
10.8		May 15, 2031		May 15, 2021				150	150
8.7		May 25, 2032	(2)					25	25
8.7		May 25, 2033	(2)					25	25
8.7		May 25, 2035	(2)					25	25
Floating	(7)	July 31, 2084			July 27, 1990	US$251 million	(9)	331	397
Floating	(8)	August 31, 2085			August 20, 1991	US$119 million	(10)	157	197

								$3,197	$3,627

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Not redeemable prior to maturity date.

(3)	Redeemed for cash on March 4, 2003. Interest rate was based on the three-month Canadian dollar bankers’ acceptance rate plus 0.21% until the earliest date redeemable by CIBC.

(4)	Redeemed for cash on May 19, 2003. Interest rate was based on the three-month London inter-bank offered rate for US$ deposits (US$ LIBOR) plus 0.25% until the earliest date redeemable by CIBC World Markets plc.

(5)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(6)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(7)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(8)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(9)	US$4 million of the indebtedness was repurchased for cash during the year (2002: nil).

(10)	US$7 million of the indebtedness was repurchased for cash during the year (2002: US$20 million).

The aggregate contractual maturities of CIBC’s subordinated indebtedness are outlined in the following table:

REPAYMENT SCHEDULE

$ millions	2003

Within 1 year	$68
1 to 2 years	25
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	3,104

Total	$3,197

82	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Note 13          INTEREST RATE SENSITIVITY

CIBC is exposed to interest rate risk as a consequence of the mismatch, or gap, between the assets, liabilities and off-balance sheet instruments scheduled to mature or reprice on particular dates. The gaps which existed at October 31 based on the earlier of maturity or repricing date of interest-sensitive instruments are detailed as follows:

		Based on earlier of maturity or repricing date of interest-sensitive instruments(1)(2)

		Floating	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate	3 months	months	years	years	rate sensitive	Total

2003	Assets
	Cash resources	$1,762	$5,748	$1,351	$—	$—	$1,593	$10,454
	Effective yield(3)		1.65%	1.38%
	Securities held for investment and loan substitute securities	1,450	524	2,228	3,534	8,442	2,042	18,220
	Effective yield(3)		3.48%	3.56%	5.23%	5.43%
	Securities held for trading	963	8,987	8,299	6,777	4,656	22,600	52,282
	Effective yield(3)		1.28%	2.62%	3.84%	5.40%
	Securities borrowed or purchased under resale agreements	—	18,546	1,283	—	—	—	19,829
	Effective yield(3)		1.76%	2.92%
	Loans	76,918	13,059	7,673	30,367	4,758	1,159	133,934
	Effective yield(3)		4.42%	5.54%	5.90%	6.43%
	Other	—	22,796	—	—	—	19,632	42,428

	Total assets	$81,093	$69,660	$20,834	$40,678	$17,856	$47,026	$277,147

	Liabilities and shareholders’ equity
	Deposits	$71,145	$63,962	$24,544	$17,258	$769	$10,452	$188,130
	Effective yield(3)		2.00%	2.40%	3.52%	5.00%
	Obligations related to securities sold short	—	403	225	4,319	2,491	4,221	11,659
	Effective yield(3)		2.66%	2.66%	3.89%	3.95%
	Obligations related to securities lent or sold under repurchase agreements	213	19,080	—	—	—	—	19,293
	Effective yield(3)		1.45%
	Subordinated indebtedness	—	884	468	1,145	700	—	3,197
	Effective yield(3)		2.09%	6.60%	6.99%	10.31%
	Other	—	21,933	644	2,414	300	29,577	54,868

	Total liabilities and shareholders’ equity	$71,358	$106,262	$25,881	$25,136	$4,260	$44,250	$277,147

	On-balance sheet gap	$9,735	$(36,602)	$(5,047)	$15,542	$13,596	$2,776	$—
	Off-balance sheet gap	—	8,106	4,243	(3,456)	(8,893)	—	—

	Total gap	$9,735	$(28,496)	$(804)	$12,086	$4,703	$2,776	$—
	Total cumulative gap	$9,735	$(18,761)	$(19,565)	$(7,479)	$(2,776)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$34,978	$(45,139)	$(854)	$14,048	$3,041	$(6,074)	$—
	Foreign currencies	(25,243)	8,537	(4,193)	1,494	10,555	8,850	—

	Total on-balance sheet gap	9,735	(36,602)	(5,047)	15,542	13,596	2,776	—

	Off-balance sheet gap
	Canadian currency	—	1,925	(4,158)	1,775	458	—	—
	Foreign currencies	—	6,181	8,401	(5,231)	(9,351)	—	—

	Total off-balance sheet gap	—	8,106	4,243	(3,456)	(8,893)	—	—

	Total gap	$9,735	$(28,496)	$(804)	$12,086	$4,703	$2,776	$—

2002	Gap by currency
	On-balance sheet gap
	Canadian currency	$38,063	$(50,138)	$(4,494)	$25,682	$4,878	$(13,991)	$—
	Foreign currencies	(18,402)	13,898	(3,230)	668	3,657	3,409	—

	Total on-balance sheet gap	19,661	(36,240)	(7,724)	26,350	8,535	(10,582)	—

	Off-balance sheet gap
	Canadian currency	—	6,036	(3,608)	(1,236)	(1,192)	—	—
	Foreign currencies	—	21,808	(13,848)	(7,331)	(629)	—	—

	Total off-balance sheet gap	—	27,844	(17,456)	(8,567)	(1,821)	—	—

	Total gap	$19,661	$(8,396)	$(25,180)	$17,783	$6,714	$(10,582)	$—
	Total cumulative gap	$19,661	$11,265	$(13,915)	$3,868	$10,582	$—	$—

(1)	The financial assets and liabilities have been presented in the consolidated gap table based on the earlier of their contractual repricing or maturity date. In the normal course of business, mortgage and other consumer loan customers frequently repay their loans in part or in full prior to the contractual maturity date. Similarly, some term deposits are sometimes cashed before their contractual maturity date. In addition, trading account positions can fluctuate significantly from day to day.

(2)	Certain assets and liabilities in the above table are shown as non-interest rate sensitive. CIBC manages the interest rate gap by imputing a duration based on historical and forecasted core balance trends. Shareholders’ equity, except for preferred shares, is shown as non-interest rate sensitive.

(3)	Represents the weighted-average effective yield based on the earlier of contractual repricing or maturity date.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	83

Note 14          SHARE CAPITAL

Preferred shares
An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion.

Common shares
An unlimited number of common shares without nominal or par value provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated below. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, CIBC has the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

TERMS OF PREFERRED SHARES

				Conversion to common shares

	Quarterly	Specified	Cash redemption	CIBC	Shareholders’
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 15	$0.353125	July 31, 2004	$26.00	July 31, 2004	July 31, 2007
		July 31, 2005	25.50
		July 31, 2006	25.00

Series 16	US$0.353125	October 29, 2004	US$25.50	October 29, 2004	October 29, 2007
		October 29, 2005	25.25
		October 29, 2006	25.00

Series 17	$0.340625	October 29, 2004	$25.50	October 29, 2004	October 29, 2007
		October 29, 2005	25.25
		October 29, 2006	25.00

Series 18	$0.343750	October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375	April 30, 2008	$25.75	April 30, 2008	April 30, 2013
		April 30, 2009	25.60
		April 30, 2010	25.45
		April 30, 2011	25.30
		April 30, 2012	25.15
		April 30, 2013	25.00

Series 20	US$0.321875	October 31, 2005	US$25.50	October 31, 2005	April 30, 2008
		October 31, 2006	25.25
		October 31, 2007	25.00

Series 21	$0.375000	July 31, 2005	$26.00	July 31, 2005	July 31, 2010
		July 31, 2006	25.75
		July 31, 2007	25.50
		July 31, 2008	25.25
		July 31, 2009	25.00

Series 22	US$0.390625	July 31, 2005	US$26.00	July 31, 2005	July 31, 2010
		July 31, 2006	25.75
		July 31, 2007	25.50
		July 31, 2008	25.25
		July 31, 2009	25.00

Series 23	$0.331250	October 31, 2007	$25.75	October 31, 2007	July 31, 2011
		October 31, 2008	25.50
		October 31, 2009	25.25
		October 31, 2010	25.00

Series 24	$0.375000	January 31, 2007	$26.00	January 31, 2007	not convertible
		January 31, 2008	25.75
		January 31, 2009	25.50
		January 31, 2010	25.25
		January 31, 2011	25.00

Series 25	$0.375000	July 31, 2007	$26.00	July 31, 2007	not convertible
		July 31, 2008	25.75
		July 31, 2009	25.50
		July 31, 2010	25.25
		July 31, 2011	25.00

Series 26	$0.359375	April 30, 2008	$26.00	April 30, 2008	not convertible
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27	$0.350000	October 31, 2008	$26.00	October 31, 2008	not convertible
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
(1)	The quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

84	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

OUTSTANDING SHARES AND DIVIDENDS PAID

	2003				2002				2001

As at or for the years	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Dividends paid
ended October 31	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share	$ millions	$ per share

Class A Preferred Shares
Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	$—	$9	$1.12	8,000,000	$200	$12	$1.49	$12	$1.49
Series 15	12,000,000	300	17	1.41	12,000,000	300	17	1.41	17	1.41
Series 16	5,500,000	181	11	US 1.41	5,500,000	214	12	US 1.41	11	US 1.41
Series 17	6,500,000	162	9	1.36	6,500,000	162	9	1.36	9	1.36
Series 18	12,000,000	300	16	1.38	12,000,000	300	16	1.38	17	1.38
Series 19	8,000,000	200	10	1.24	8,000,000	200	10	1.24	10	1.24
Series 20	4,000,000	132	7	US 1.29	4,000,000	156	8	US 1.29	8	US 1.29
Series 21	8,000,000	200	12	1.50	8,000,000	200	12	1.50	12	1.50
Series 22	4,000,000	132	9	US 1.56	4,000,000	156	10	US 1.56	9	US 1.56
Series 23	16,000,000	400	21	1.33	16,000,000	400	21	1.33	16	0.99
Series 24	16,000,000	400	24	1.50	16,000,000	400	21	1.30	—	—
Series 25	16,000,000	400	24	1.50	16,000,000	400	13	0.80	—	—
Series 26	10,000,000	250	11	1.09	—	—	—	—	—	—
Series 27	12,000,000	300	—	—	—	—	—	—	—	—

Total preferred share capital and dividends		$3,357	$180			$3,088	$161		$121

Common shares
Total common share capital at beginning of year	359,064,369	$2,842			363,187,931	$2,827
Issued pursuant to stock option plans	2,978,545	108			1,562,438	59
Purchase of common shares for cancellation	—	—			(5,686,000)	(44)

Total common share capital and dividends	362,042,914	$2,950	$591	$1.64	359,064,369	$2,842	$577	$1.60	$536	$1.44

Total dividends paid			$771				$738		$657

Restrictions on the payment of dividends
CIBC is prohibited by the Bank Act (Canada) from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by OSFI regarding CIBC’s capital or liquidity.

     In addition, Section 79(5) of the Bank Act prohibits CIBC from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and of its retained net income for the preceding two financial years.

     CIBC’s ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares, which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends which are then payable have been declared and paid or set apart for payment.

Shareholder Investment Plan
Under the Shareholder Investment Plan, eligible shareholders have the right to participate in one or more of the Dividend Reinvestment Option, the Share Purchase Option and the Stock Dividend Option.

Shares reserved for issue
As at October 31, 2003, 27,402,238 common shares were reserved for future issue pursuant to stock option plans.

Normal course issuer bid
On January 9, 2002, CIBC commenced a normal course issuer bid, effective for one year, to purchase up to 18 million common shares, just under 5% of its outstanding common shares as at December 31, 2001. As at October 31, 2002, approximately 5.7 million shares were repurchased under the program for an aggregate consideration of $313 million. There were no repurchases under this bid in 2003, which ended on January 8, 2003.

     On November 26, 2003, CIBC announced its intention to commence a new share repurchase program. Subject to the Toronto Stock Exchange approval, CIBC intends to repurchase over the ensuing 12 months up to an aggregate of 18 million of CIBC’s issued and outstanding common shares.

Regulatory capital
CIBC’s regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	85

     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions should attain Tier 1 and total capital ratios of at least 7% and 10%, respectively, and that banks not exceed a maximum assets-to-capital multiple of 20 times, unless otherwise approved.

CIBC’s capital ratios and assets-to-capital multiple are as follows:

CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

$ millions, as at October 31	2003	2002

Tier 1 capital	$12,529	$11,037
Total regulatory capital	15,165	14,296
Tier 1 capital ratio	10.8%	8.7%
Total capital ratio	13.0%	11.3%
Assets-to-capital multiple	17.6x	18.3x

Note 15          STOCK-BASED COMPENSATION

In 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This resulted in a $42 million after-tax charge to opening retained earnings at November 1, 2001, a $72 million pre-tax increase in liabilities and an increase in future income tax assets of $30 million.

Stock option plans
CIBC has two stock option plans: Employee Stock Option Plan and Non-Officer Director Stock Option Plan.

     Under CIBC’s Employee Stock Option Plan, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options expiring in February 2010 vest based upon the attainment of specified share prices, and certain options vest based upon the earlier of the attainment of these prices and seven years.

     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day the SARs are exercised over the option strike price.

     Under CIBC’s Non-Officer Director Stock Option Plan, each director who is not an officer or employee of CIBC or any of its subsidiaries is provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire 10 years from the grant date.

     A maximum of 42,834,500 common shares may be issued under CIBC’s stock option plans.

     The weighted-average grant-date fair value of options granted during 2003 has been estimated at $12.38 (2002: $16.24) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the years ended October 31	2003	2002

Weighted-average assumptions
Risk-free interest rate	5.06%	5.42%
Expected dividend yield	3.00%	3.00%
Expected share price volatility	25.69%	25.86%
Expected life	10.0 years	10.0 years

Compensation expense in respect of stock options and SARs totalled $114 million for 2003 (2002: $(15) million).

Employee Share Purchase Plan
Under CIBC’s Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their annual base earnings withheld to purchase CIBC common shares. CIBC matches 50% of the employee contribution amount up to a maximum of 3%. All contributions are used by the plan trustee to purchase common shares in the open market during each pay period. CIBC contributions vest after two years of continuous participation in the plan, and all subsequent contributions vest immediately. CIBC’s contribution is expensed as incurred and totalled $28 million for 2003 (2002: $29 million; 2001: $30 million).

Restricted Share Program
Under CIBC’s Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:

Restricted Share Awards
Under the CIBC Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. RSAs vest one-third annually or at the end of three years, and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the fiscal year of the grant. In 2003, a majority of key employees who would have been eligible to receive awards in prior years under the CIBC Stock Participation Plan (SPP) and the Long Term Incentive Plan (LTIP) became eligible to receive RSA awards. Compensation expense in respect of RSAs totalled $230 million for 2003 (2002: $38 million; 2001: $51 million).

86	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Stock Participation Plan
Under the CIBC Stock Participation Plan (SPP), which began in 2000, certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the fiscal year of the grant. In 2003,employees who were eligible to receive awards under the SPP became eligible to receive RSA awards. Additionally, SPP awards may be issued as special grants, which generally vest and the common shares held in the trust are distributed within three years from the grant date. Compensation expense in respect of SPP awards totalled $11 million for 2003 (2002: $173 million; 2001: $98 million).

Long Term Incentive Plan and Special Incentive Program
Under CIBC’s Long Term Incentive Plan (LTIP), certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. Generally, LTIP awards vest and the common shares held in the trust are distributed within a three-year period, beginning one year after the fiscal year of the grant. In 2003, there were no awards made from LTIP and the employees became eligible to receive RSA awards.

     Under CIBC’s Special Incentive Program (SIP), certain key employees receive common share-based awards. The funding for awards under the SIP is comparable with those of the LTIP. The awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards is converted into Retirement Special Incentive Program deferred share units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.

     Compensation expense for these two plans totalled nil for 2003 (2002: $113 million; 2001: $150 million).

Directors’ plans
Members of CIBC’s Board of Directors who are not officers or employees of CIBC or any of its subsidiaries may elect to receive the annual amount payable by CIBC under the Deferred Share Unit/Common Share Election Plan as deferred share units (DSUs) or CIBC common shares.

     The members may also elect, under the Director Share Plan, to receive all or a portion of their compensation (annual retainer, committee member fee, committee chair fee and meeting fees) in the form of cash, CIBC common shares or DSUs.

     Compensation expense in respect of these plans totalled $3 million for 2003 (2002: $2 million; 2001: $2 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada).

STOCK OPTION PLANS

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
As at or for the years ended October 31	options	price	options	price	options	price

Outstanding at beginning of year	19,942,954	$39.74	19,070,952	$36.55	20,247,187	$33.28
Granted	1,982,780	43.11	3,042,992	54.48	3,021,990	48.60
Exercised	(2,978,545)	32.81	(1,562,438)	30.78	(2,983,736)	30.19
Forfeited/cancelled	(816,432)	48.96	(302,277)	42.78	(652,749)	27.43
Exercised as SARs	(354,525)	31.69	(306,275)	30.12	(561,740)	38.72

Outstanding at end of year	17,776,232	$41.02	19,942,954	$39.74	19,070,952	$36.55

Exercisable at end of year	11,277,020	$37.96	10,683,434	$34.48	13,202,090	$34.15

STOCK OPTIONS OUTSTANDING AND VESTED

	Stock options outstanding			Stock options vested

		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$15.375 – $21.125	1,332,594	1.74	$19.22	1,332,094	$19.22	679,765
$31.700 – $39.850	7,266,373	5.43	37.07	5,889,546	36.95	1,940,076
$40.350 – $49.940	5,501,800	6.79	42.89	2,812,514	42.03	1,007,305
$50.330 – $57.190	3,675,465	7.86	53.93	1,242,866	53.57	—

Total	17,776,232	6.08	$41.02	11,277,020	$37.96	3,627,146

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	87

Note 16          EMPLOYEE FUTURE BENEFITS

CIBC is the sponsor of pension plans for eligible employees in Canada, the U.S. and the U.K. These plans include registered funded pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans and receive a higher pension. These benefits are, in general, based on years of service and compensation near retirement. CIBC also provides certain health-care, life insurance and other benefits to employees and eligible pensioners, on a non-contributory basis. In addition, CIBC has a long-term disability plan to provide benefits to disabled employees.

     The financial positions of the employee pension benefit plans and other benefit plans are as follows:

	Pension			Other
	benefit plans			benefit plans

$ millions, for the years ended October 31	2003	2002	2001	2003	2002	2001

Accrued benefit obligation(1)
Balance at beginning of year	$2,537	$2,226	$2,013	$696	$609	$130
Adjustment for change in accounting policy	—	—	163	—	—	403
Adjustment for inclusion of subsidiary plans	—	216 (2)	—	—	19	—
Current service cost	77	80	66	55	53	37
Employees’ contributions	9	10	11	—	—	—
Interest cost	166	167	148	43	39	36
Benefits paid	(166)	(142)	(134)	(43)	(38)	(36)
Foreign exchange rate changes	(27)	7	—	(4)	—	—
Actuarial losses (gains)	281	(73)	(48)	68	14	39
Special termination benefits	8	—	—	—	—	—
Plan amendments	(7)	45	12	—	—	—
Divestitures	(46)	—	—	—	—	—
Corporate restructuring giving rise to:
Settlements	(34)	—	—	(6)	—	—
Curtailments	—	1	(5)	(6)	—	—

Balance at end of year	$2,798	$2,537	$2,226	$803	$696	$609

Plan assets(1)(3)
Fair value at beginning of year	$2,188	$2,121	$2,545	$106	$103	$111
Adjustment for change in accounting policy	—	—	48	—	—	—
Adjustment for inclusion of subsidiary plans	—	211 (2)	—	—	—	—
Actual return on plan assets	257	(106)	(364)	9	(4)	(3)
Employer contributions	253	88	15	44	45	31
Employees’ contributions	9	10	11	—	—	—
Benefits paid	(166)	(142)	(134)	(43)	(38)	(36)
Foreign exchange rate changes	(19)	6	—	—	—	—
Divestitures	(46)	—	—	—	—	—
Corporate restructuring giving rise to settlements	(34)	—	—	—	—	—

Fair value at end of year	$2,442	$2,188	$2,121	$116	$106	$103

Funded status — plan deficit	$(356)	$(349)	$(105)	$(687)	$(590)	$(506)
Employer contribution received after measurement date	—	15	—	—	—	—
Unamortized net actuarial losses	953	786	506	118	59	39
Unamortized past service costs	42	54	12	—	—	—
Unamortized transitional obligation	(19)	(23)	—	5	6	—

Accrued benefit asset (liability)	620	483	413	(564)	(525)	(467)
Valuation allowance	(17)	(16)	—	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$603	$467	$413	$(564)	$(525)	$(467)

Current service cost	$77	$80	$66	$55	$53	$37
Interest cost	166	167	148	43	39	36
Expected return on plan assets	(188)	(199)	(191)	(7)	(8)	(8)
Amortization of past service costs	3	2	1	—	—	—
Amortization of net actuarial (gains) losses	15	2	—	5	5	—
Amortization of transitional asset	(2)	(2)	—	—	—	—
Curtailment losses (gains)	3	2	(5)	(6)	—	—
Settlement losses	20	—	—	—	—	—
Contractual termination benefits	8	—	—	—	—	—
Change in valuation allowance	1	(8)	—	—	—	—

Net benefit plan expense	$103	$44	$19	$90	$89	$65

Weighted-average assumptions at year-end
Discount rate	6.2%	6.7%	6.75%	6.1%	6.4%	6.75%
Expected long-term rate of return on plan assets	7.0%	7.5%	7.5%	6.5%	7.0%	7.5%
Rate of compensation increase	3.6%	3.7%	4.0%	3.3%	3.4%	4.0%

(1)	Plans are measured annually at September 30.

(2)	Net of valuation allowance of $24 million.

(3)	Plan assets of pension benefit plans include securities of CIBC having a fair value of $14 million at October 31, 2003 (2002: $15 million; 2001: $15 million).

88	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefit plans			Other benefit plans

$ millions, as at October 31	2003	2002	2001	2003	2002	2001

Accrued benefit obligation	$2,755	$2,499	$120	$803	$696	$609
Fair value of plan assets	2,378	2,128	—	116	106	103

Funded status — plan deficit	$(377)	$(371)	$(120)	$(687)	$(590)	$(506)

A 10.1% weighted-average annual rate of increase in the per capita cost of covered health-care benefits was assumed for 2003 (2002: 9.2%; 2001: 9%). The rate was assumed to decrease gradually to 4.5% for 2011 and remain at that level thereafter. The effect of a 1% increase each year in the assumed health-care cost trend rate would be to increase the post-retirement benefit expense by $11 million (2002: $10 million; 2001: $7 million) and the accumulated post-retirement benefit obligation by $97 million (2002: $80 million; 2001: $60 million).

     The accrued benefit asset (liability) is included in other assets and other liabilities as follows:

	Pension benefit plans			Other benefit plans

$ millions, as at October 31	2003	2002	2001	2003	2002	2001

Other assets (Note 9)	$747	$604	$533	$—	$—	$—
Other liabilities (Note 11)	(144)	(137)	(120)	(564)	(525)	(467)

Accrued benefit asset (liability), net of valuation allowance	$603	$467	$413	$(564)	$(525)	$(467)

CIBC also maintains defined contribution plans for certain employees. The expense for CIBC’s defined contribution pension plans totalled $19 million (2002: $25 million; 2001: $26 million). Expense for government pension plans (Canada Pension Plan/Quebec Pension Plan/U.S. Federal Insurance Contributions Act) totalled $82 million (2002: $87 million; 2001: $78 million).

Note 17          RESTRUCTURING

In 2002, CIBC recorded a restructuring charge of $508 million relating to the closing of its U.S. electronic banking operations and restructuring initiatives in other businesses.

     Significant actions taken in 2003 under this restructuring program include the following:

•	CIBC Retail Markets — CIBC Retail Markets has finalized winding down bizSmart operations, completed staff reductions in certain businesses and continued to reconfigure the branch network.

•	CIBC World Markets — CIBC World Markets substantially completed staff reduction programs that were disclosed at the end of 2002. Outstanding provisions relate mainly to future costs associated with vacant space, and severance commitments for employees who no longer work for CIBC.

•	Corporate and Other — Technology & Operations support for CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets businesses has experienced significant efficiencies as a result of aligning cost structures with current market conditions.

     The U.S. electronic banking operations have divested all operating units and liquidated the U.S. banking entities. In addition, all significant contracts, including contracts with the major U.S. banking alliances, have been settled, and all employee positions have been eliminated.

During the year, CIBC changed its estimate for restructuring, resulting in a $31 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original charge. In particular, severance costs were less than originally anticipated due to higher levels of attrition and redeployment within CIBC. In addition, vendor and contract termination costs were less than originally anticipated, and there was improved recovery on assets.

     Approximately 2,500 positions were eliminated in 2003. These initiatives in total are expected to result in the elimination of approximately 2,700 positions.

     The components of the charges and movements in the associated provision are as follows:

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	89

RESTRUCTURING

	2003				2002

		Contract				Contract
	Termination	termination			Termination	termination
$ millions, for the years ended October 31	benefits	costs	Other	Total	benefits	costs	Other	Total

Balance at beginning of year	$194	$185	$73	$452	$186	$—	$26	$212
Restructuring charge	—	—	—	—	140	185	183	508
Change in estimate	(16)	(10)	(5)	(31)	6	—	—	6
Cash payments	(135)	(164)	(37)	(336)	(138)	—	(1)	(139)
Non-cash items	—	—	—	—	—	—	(135)	(135)

Balance at end of year	$43	$11	$31	$85	$194	$185	$73	$452

Note 18          EVENTS OF SEPTEMBER 11, 2001

CIBC’s New York operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. Although CIBC is still in negotiations with certain insurance carriers as to a final settlement of the insurance claims, CIBC recorded a receivable for the amounts for which it considers recovery is probable. During the year, CIBC received insurance claim payments of $60 million and applied them against the receivable. These payments had no impact on CIBC’s consolidated net income for the year and any future insurance recoveries are not expected to have a significant impact on CIBC’s future consolidated net income. During the year, CIBC settled a business interruption insurance claim and recorded $20 million in other non-interest income.

     Following the events of September 11, 2001, CIBC entered into leases for various temporary midtown Manhattan premises. In conjunction with the Oppenheimer sale in 2003, CIBC decided to reconfigure these temporary premises and recognized $40 million as part of the total contract termination costs as described in Note 2. Net loss relating to the events of September 11, 2001 was $32 million and $7 million for 2002 and 2001, respectively.

Note 19          AIR CANADA CONTRACT

In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the Aerogold Visa contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The payment was deferred and amortized over the life of the contract.

     Subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment of certain other conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC contract and financing, and instructed the Court-appointed monitor to conduct a bidding process in respect of the contract, while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new contract with certain amendments. Under the terms of the new contract, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24% for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to purchase Aeroplan miles in connection with charge cards, subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to submit a claim to recover the contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax charge during the year, included in other non-interest expenses, to write down the deferred asset relating to the original contract, net of management’s expected recovery on the contractual termination payment.

     In conjunction with the new contract, CIBC also provided Air Canada with a secured credit facility of $350 million during the year. The principal will be repaid through the sale of Aeroplan miles no later than October 1, 2004. This loan is recognized as an asset on CIBC’s consolidated balance sheets and is being reduced as CIBC acquires Aeroplan miles.

90	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 20          INCOME TAXES

The components of income tax expense reported in the consolidated statements of income consist of the following:

COMPONENTS OF INCOME TAX EXPENSE

$ millions, for the years ended October 31	2003	2002	2001

Current income taxes
Federal	$(84)	$631	$587
Provincial	(12)	237	237
Foreign	26	(6)	(192)

	(70)	862	632

Future income taxes
Federal	60	(66)	(86)
Provincial	25	(31)	(26)
Foreign(1)	224	(1,044)	(428)

	309	(1,141)	(540)

	$239	$(279)	$92

(1)	2002 includes the recognition of a previously unrecorded future income tax asset of $52 million in respect of certain U.K. tax losses.

Income taxes are reported in the consolidated financial statements as follows:

TOTAL INCOME TAXES

$ millions, for the years ended October 31	2003	2002	2001

Consolidated statements of income
Income taxes	$239	$(279)	$92
Consolidated statements of changes in shareholders’ equity
Foreign currency translation adjustment	1,412	107	(323)
Accounting policy changes(1)	—	(30)	(97)
Other	19	(4)	—

	$1,670	$(206)	$(328)

(1)	Represents the effect of implementing the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” in 2002, and section 3461, “Employee Future Benefits,” in 2001.

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheets.

     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of CIBC’s business carried on in each province. CIBC is also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent are estimated at $271 million, as at October 31, 2003 (2002: $92 million; 2001: $84 million).

     The effective rates of income tax in the consolidated statements of income are different from the combined Canadian federal and provincial income tax rate of 36.6% (2002: 38.7%; 2001: 41.6%) as set out below:

RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31	2003		2002		2001

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$844	36.6%	$160	38.7%	$764	41.6%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(592)	(25.7)	(396)	(96.1)	(654)	(35.6)
Tax-exempt income and gains	(97)	(4.1)	(68)	(16.5)	(81)	(4.4)
Federal large corporations tax	—	—	10	2.4	14	0.7
Earnings of domestic subsidiaries	(14)	(0.6)	(1)	0.1	20	1.1
Future tax rate reductions	37	1.6	30	7.1	90	4.9
Other	61	2.6	(14)	(3.4)	(61)	(3.3)

Income taxes in the consolidated statements of income	$239	10.4%	$(279)	(67.7)%	$92	5.0%

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	91

During the year, CIBC reached an agreement with the Canada Customs and Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes, in respect of certain foreign-based transactions, that were previously recorded as tax expense.

     In addition, CIBC recorded a $232 million income tax expense for a valuation allowance relating to the U.S. future income tax asset. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of CIBC’s loan sale program, and reduced interest income resulting from a prolonged period of lower interest rates.

     During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2003, CIBC recognized a $37 million charge (2002: $30 million; 2001: $90 million) to income tax expense, thereby reducing its future income tax asset in recognition of the fact that temporary differences will reverse when the rates are lower.

SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31	2003	2002

Future income tax assets
Allowance for credit losses	$1,035	$1,006
Buildings and equipment	52	56
Pension and employee benefits	9	35
Unearned income	139	144
Unrealized foreign currency translation losses	87	—
Investment revaluations	696	590
Tax loss carryforwards	226	547
Provisions	179	441
Deferred charges	105	107
Other	—	57

	2,528	2,983
Valuation allowance	(232)	—

	2,296	2,983

Future income tax liabilities
Lease receivables	730	939
Unrealized foreign currency translation gains	—	122
Goodwill	37	33
Other	54	107

	821	1,201

Future income tax asset	$1,475	$1,782

Included in the tax loss carryforwards amount is $141 million relating to losses in the U.S. operations (2002: $447 million) which expire in 19 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. The total amount of the future income tax asset relating to the U.S. operations, net of the valuation allowance, is $768 million. CIBC believes that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration. In this regard, CIBC has completed various expense management initiatives, refocused its business activities and provided additional capital which will generate additional income.

Note 21          EARNINGS PER SHARE

$ millions, except per share amounts, for the years ended October 31	2003	2002	2001

Basic EPS
Net income	$2,063	$653	$1,686
Preferred share dividends and premiums	(188)	(165)	(127)

Net income applicable to common shares	$1,875	$488	$1,559

Weighted-average common shares outstanding (thousands)	360,048	360,553	372,305

Per share	$5.21	$1.37	$4.19

Diluted EPS
Net income applicable to common shares	$1,875	$488	$1,559

Weighted-average common shares outstanding (thousands)	360,048	360,553	372,305
Add: stock options(1) (thousands)	2,259	2,674	5,502

Weighted-average diluted common shares outstanding (thousands)	362,307	363,227	377,807

Per share	$5.18	$1.35	$4.13

(1)	Excludes average options outstanding of 3,274,474 with a weighted-average exercise price of $52.89; average options outstanding of 3,676,586 with a weighted-average exercise price of $53.32; and average options outstanding of 1,016,875 with a weighted-average exercise price of $52.57 for the years ended October 31, 2003, 2002 and 2001, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 576,222 with a weighted-average exercise price of $37.60; average options outstanding of 590,704 with a weighted-average exercise price of $37.60; and average options outstanding of 764,167 with a weighted-average exercise price of $37.60 for the years ended October 31, 2003, 2002 and 2001, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

92	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 22          RELATED-PARTY TRANSACTIONS

In the ordinary course of business, CIBC provides normal banking services to and enters into contractual arrangements and other transactions with affiliated companies on terms similar to those offered to non-related parties.

     Loans, at varied rates and terms, are made to directors, officers and employees.

AMOUNTS OUTSTANDING FROM DIRECTORS, OFFICERS AND EMPLOYEES

$ millions, as at October 31	2003	2002

Mortgage loans	$1,308	$1,144
Personal loans	1,196	1,044

	$2,504	$2,188

Note 23          FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow present the fair value of both on- and off-balance sheet financial instruments of CIBC, based on the valuation approach set out below.

     Fair value represents management’s estimate of the amount of cash value at which a financial instrument could be exchanged in an arm’s-length transaction between willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.

     Quoted market prices are not available for a significant portion of CIBC’s on- and off-balance sheet financial instruments because of the lack of traded markets for certain instruments and also, where such markets do exist, they are not currently considered sufficiently liquid to be used as a basis for valuation. Where quoted markets exist and are considered sufficiently liquid to be used as a basis for fair value, these quoted prices are used to calculate fair value. Fair values for CIBC’s trading portfolios are adjusted for bid-offer considerations, including consideration of concentration exposure, where appropriate.

     In those instances where traded markets do not exist or are not considered sufficiently liquid, CIBC’s measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value, even if market conditions were to remain unchanged. CIBC has an ongoing process of enhancing its valuation techniques and models. CIBC’s techniques and models take into account the effect of changes in market rates, including market interest rates and credit quality, where CIBC is exposed to the credit risk of an issuer, borrower or counterparty.

     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, CIBC relies on its processes for allowance for credit losses to simultaneously write down (but not up) both the book value and fair value of loans and to account for reductions in credit quality in loan commitments and other credit-related arrangements on which CIBC has credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts take into account the credit protection available to CIBC under guarantees, including protection purchased through credit derivatives. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality in CIBC’s measure of fair value and, therefore, no further adjustments are made. Both the book and fair values disclosed are net of all general and specific allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.

     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, the calculation of fair value for interest rate products is based on the difference between the original and current market interest rates for the same type of product, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. For this purpose, there is no adjustment to fair values for variable rate instruments. CIBC does not make additional adjustments to fair value for bid-offer considerations for its non-trading portfolios’ fair values.

     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates that are inherent in this process, estimates of fair values of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2003, and may not be reflective of future fair values.

     The fair values disclosed in the following table exclude the values of assets that are not financial instruments. Excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which in management’s opinion add significant value to CIBC.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	93

FAIR VALUE OF FINANCIAL INSTRUMENTS

		2003			2002

				Fair value			Fair value
				over (under)			over (under)
$ millions, as at October 31		Book value	Fair value	book value	Book value	Fair value	book value

Assets
	Cash resources	$10,454	$10,454	$—	$9,512	$9,512	$—
	Securities	70,502	71,203	701	65,292	65,963	671
	Securities borrowed or purchased under resale agreements	19,829	19,829	—	16,020	16,020	—
	Loans	133,934	133,985	51	137,069	138,232	1,163
	Customers’ liability under acceptances	5,139	5,139	—	6,848	6,848	—
	Other assets	5,299	5,322	23	5,819	5,819	—

Liabilities
	Deposits	$188,130	$188,428	$298	$196,630	$197,449	$819
	Acceptances	5,147	5,147	—	6,878	6,878	—
	Obligations related to securities sold short	11,659	11,659	—	8,436	8,436	—
	Obligations related to securities lent or sold under repurchase agreements	19,293	19,293	—	9,615	9,615	—
	Other liabilities	7,451	7,451	—	7,483	7,483	—
	Subordinated indebtedness	3,197	3,561	364	3,627	3,904	277

Derivative financial instruments
Net assets (liabilities)	— held for trading	$851	$851	$—	$(77)	$(77)	$—
	— held for asset/liability management	$(256)	$61	$317	$(87)	$(540)	$(453)

94	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

	2003 Fair value			2002 Fair value

$ millions, as at October 31	Positive	Negative	Net	Positive	Negative	Net

Held for trading purposes
Interest rate derivatives
Forward rate agreements	$13	$7	$6	$38	$13	$25
Swap contracts	12,796	11,245	1,551	16,662	15,186	1,476
Purchased options	887	—	887	1,028	—	1,028
Written options	—	1,003	(1,003)	—	1,289	(1,289)

Total interest rate derivatives	13,696	12,255	1,441	17,728	16,488	1,240

Foreign exchange derivatives
Forward contracts	1,895	1,778	117	1,080	878	202
Swap contracts	4,080	3,972	108	2,948	2,928	20
Purchased options	339	—	339	168	—	168
Written options	—	614	(614)	—	181	(181)

Total foreign exchange derivatives	6,314	6,364	(50)	4,196	3,987	209

Credit derivatives
Swap contracts	98	98	—	49	5	44
Purchased options	50	—	50	28	—	28
Written options	—	32	(32)	—	66	(66)

Total credit derivatives	148	130	18	77	71	6

Equity derivatives(1)	1,279	2,076	(797)	1,737	3,268	(1,531)

Other derivatives(2)	1,359	1,120	239	979	980	(1)

Total held for trading	22,796	21,945	851	24,717	24,794	(77)

Held for asset/liability management purposes
Interest rate derivatives
Swap contracts	1,857	1,642	215	1,869	2,363	(494)
Purchased options	33	—	33	9	—	9
Written options	—	10	(10)	—	1	(1)

Total interest rate derivatives	1,890	1,652	238	1,878	2,364	(486)

Foreign exchange derivatives
Forward contracts	737	739	(2)	152	228	(76)
Swap contracts	207	515	(308)	109	298	(189)
Purchased options	—	—	—	1	—	1

Total foreign exchange derivatives	944	1,254	(310)	262	526	(264)

Credit derivatives
Swap contracts	—	—	—	—	1	(1)
Purchased options	42	—	42	200	—	200
Written options(3)	—	16	(16)	—	42	(42)

Total credit derivatives	42	16	26	200	43	157

Equity derivatives(1)	195	88	107	67	14	53

Total held for asset/liability management	3,071	3,010	61	2,407	2,947	(540)

Total fair value	25,867	24,955	912	27,124	27,741	(617)
Less: impact of master netting agreements	(17,006)	(17,006)	—	(18,932)	(18,932)	—

	$8,861	$7,949	$912	$8,192	$8,809	$(617)

Average fair value of derivatives held for trading purposes(4)
Interest rate derivatives	$17,531	$16,004	$1,527	$14,173	$13,217	$956
Foreign exchange derivatives	5,225	4,961	264	4,876	4,506	370
Credit derivatives	132	92	40	97	78	19
Equity derivatives	1,658	3,002	(1,344)	1,994	3,076	(1,082)
Other derivatives	1,795	1,556	239	953	1,518	(565)

	$26,341	$25,615	$726	$22,093	$22,395	$(302)

(1)	Includes swaps and options.

(2)	Includes precious metals and other commodity forwards, swaps and options.

(3)	Reported as financial guarantees in Note 25.

(4)	Average fair values represent monthly averages.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	95

Methods and assumptions
Financial instruments with fair value equal to book value
Due to their short-term maturity, and where CIBC considers any difference between fair value and book value to be insignificant, the fair values of certain on-balance sheet financial instruments are assumed to equal their book values. These categories are: cash resources, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, acceptances, obligations related to securities sold short, obligations related to securities lent or sold under repurchase agreements and other liabilities.

Securities
The fair values of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence as available.

     The quoted market price used to value publicly traded equity securities, held for investment purposes, generally does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

     For privately issued securities that have no reasonably liquid market, CIBC considers the fair value to be equal to book value. The book value of privately issued securities is adjusted to reflect other-than-temporary declines in value, including private market transactions that provide evidence of other-than-temporary impairment. Where private market transactions provide a new valuation level not incorporated in book values, this new level is used to determine fair value.

Loans
The fair values of variable-rate mortgages are assumed to equal their book value. The fair values of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.

     The fair values for variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted to take account of impaired assets and assets not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is reduced by the fair value of credit derivatives held as credit protection against these loans. The fair value of these credit derivatives is disclosed separately.

Other assets
Excluding loans held for sale, the fair value of other assets is assumed to equal book value because of their short-term maturity or because CIBC considers that any difference would not be significant. The fair value of loans held for sale is based on quoted market prices, where available; otherwise, it is estimated, using third-party evidence and, where appropriate, adjusted for liquidity and concentration considerations.

Deposits
The fair values of floating-rate deposits and demand deposits are assumed to be equal to their book values. The fair values of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair values for deposit liabilities with embedded optionality (cashable option) include the value of those options.

Subordinated indebtedness
The fair values are determined by reference to current market prices for the same or similar debt instruments.

Derivative instruments
The fair values of derivatives are based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.

     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.

     For non-trading (asset/liability management) derivatives, the fair value does not incorporate valuation adjustments either because they are not appropriate or because they would not be significant.

Mortgage commitments
The fair value of mortgage commitments is for fixed-rate mortgage commitments and is based on increases, if any, in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that the outstanding commitments will be exercised. The fair value of these commitments is not significant.

Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in CIBC’s assessment of its specific and general allowances and, hence, no further adjustments are made.

96	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 24          DERIVATIVE FINANCIAL INSTRUMENTS

As explained in Note 1, in the normal course of business, CIBC utilizes various derivative instruments that will limit or give rise to varying degrees and types of risk.

Derivatives used by CIBC
The majority of CIBC’s derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and a counterparty to the contract. The remainder are transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. The agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between the contracted rate and a future market rate calculated on a specified notional principal amount. No exchange of principal amount takes place.

     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward contracts in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange interest cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both sets of cash flows calculated on the same notional principal. No exchange of principal amount takes place.

     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option) in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price that is sensitive to changes in interest rates. In managing its interest rate exposure, CIBC acts both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

Foreign exchange derivatives
Foreign exchange forwards are contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

     Foreign exchange futures contracts are similar in mechanics to forward contracts but differ in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical in requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets.

Equity derivatives
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

     Equity swaps are over-the-counter contracts in which one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock.

     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying equity index, basket of stocks or single stock at a contracted price.

Other derivatives
CIBC also transacts in other derivative products, including commodity derivatives such as precious metal and energy-related products in both over-the-counter and exchange markets.

Notional amounts
The table below presents the notional amounts of derivative instruments.

     The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. As at October 31, 2003, the notional amounts of derivatives held for trading purposes were $1,073 billion (2002: $1,141 billion), or 81% of total notional amounts (2002: 87%). The notional amounts of derivatives held for asset/liability management were $258 billion (2002: $173 billion), or 19% of total notional amounts (2002: 13%).

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	97

NOTIONAL AMOUNTS

	Residual term to contractual maturity					Analysed by use
					2003 total
	Under	3 to 12	1 to	Over	notional		2003		2002
$ millions, as at October 31	3 months	months	5 years	5 years	amounts	Trading	ALM(1)	Trading	ALM(1)

Interest rate derivatives
Over-the-counter
Forward rate agreements	$22,982	$8,201	$36	$—	$31,219	$31,219	$—	$40,420	$—
Swap contracts	124,282	155,209	319,176	154,573	753,240	557,439	195,801	574,514	119,766
Purchased options	3,983	17,872	19,644	7,607	49,106	44,478	4,628	40,868	1,576
Written options	3,030	17,740	22,916	6,431	50,117	47,059	3,058	46,315	31

	154,277	199,022	361,772	168,611	883,682	680,195	203,487	702,117	121,373

Exchange traded
Futures contracts	16,386	38,241	19,698	44	74,369	65,757	8,612	101,540	6,977
Purchased options	1,564	4,489	1,582	—	7,635	7,635	—	9,140	—
Written options	4,681	7,702	1,324	—	13,707	13,707	—	14,571	—

	22,631	50,432	22,604	44	95,711	87,099	8,612	125,251	6,977

Total interest rate derivatives	176,908	249,454	384,376	168,655	979,393	767,294	212,099	827,368	128,350

Foreign exchange derivatives
Over-the-counter
Forward contracts	73,591	28,578	6,741	118	109,028	82,567	26,461	105,184	28,680
Swap contracts	4,497	8,980	34,596	23,248	71,321	58,659	12,662	58,121	9,068
Purchased options	7,156	7,815	1,153	237	16,361	16,361	—	7,095	468
Written options	7,277	7,087	1,024	372	15,760	15,760	—	6,695	—

	92,521	52,460	43,514	23,975	212,470	173,347	39,123	177,095	38,216

Exchange traded
Futures contracts	137	—	—	—	137	137	—	76	—

Total foreign exchange derivatives	92,658	52,460	43,514	23,975	212,607	173,484	39,123	177,171	38,216

Credit derivatives
Over-the-counter
Swap contracts	—	469	748	158	1,375	1,375	—	1,791	—
Purchased options	3,752	2,858	10,813	687	18,110	14,807	3,303	18,370	3,353
Written options(2)	5,011	3,130	11,334	2,257	21,732	21,572	160	33,961	197

Total credit derivatives	8,763	6,457	22,895	3,102	41,217	37,754	3,463	54,122	3,550

Equity derivatives(3)
Over-the-counter	5,866	11,502	21,191	2,658	41,217	40,094	1,123	46,384	1,103
Exchange traded	17,267	19,630	1,363	318	38,578	36,750	1,828	17,730	1,309

Total equity derivatives	23,133	31,132	22,554	2,976	79,795	76,844	2,951	64,114	2,412

Other derivatives(4)
Over-the-counter	2,716	5,071	7,279	1,625	16,691	16,691	—	17,664	—
Exchange traded	372	794	282	7	1,455	1,455	—	1,054	—

Total other derivatives	3,088	5,865	7,561	1,632	18,146	18,146	—	18,718	—

	$304,550	$345,368	$480,900	$200,340	$1,331,158	$1,073,522	$257,636	$1,141,493	$172,528

(1)	Asset/liability management.

(2)	ALM written options are reported as financial guarantees in Note 25.

(3)	Includes forwards, futures, swaps and options.

(4)	Includes precious metals and other commodity forwards, futures, swaps and options.

Risk
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, CIBC may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which CIBC is a party and the net market and credit risks to which CIBC is exposed.

98	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that CIBC would incur a loss in replacing the defaulted transaction. CIBC limits the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product master netting agreements, collateral and other credit mitigation techniques. Credit risk on exchange traded futures and options is limited as these transactions are standardized contracts executed on established exchanges that assume the obligations of counterparties, and are subject to initial margins and daily settlement of variation margins.

     Written options generally have no credit risk if the counterparty has already performed in accordance with the terms of the contract through an upfront payment of the premium. Written options will, however, have some credit risk to the extent of any unpaid premiums.

     The table below summarizes the credit exposure of CIBC arising from derivative instruments. The current replacement cost is the estimated cost of replacement of all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount that the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. OSFI prescribes a standard measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount. This is presently used in determining the regulatory capital requirements for derivatives.

     CIBC negotiates master netting agreements with counterparties with which it has significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties.

CREDIT RISK

	2003					2002

	Current replacement cost			Credit	Risk-	Current replacement cost			Credit	Risk-
				equivalent	weighted				equivalent	weighted
$ millions, as at October 31	Trading	ALM	Total	amount	amount	Trading	ALM	Total	amount	amount

Interest rate derivatives
Forward rate agreements	$13	$—	$13	$13	$2	$38	$—	$38	$51	$13
Swap contracts	12,796	1,857	14,653	18,488	4,193	16,662	1,869	18,531	22,400	6,011
Purchased options	887	33	920	1,132	286	1,028	9	1,037	1,238	345

	13,696	1,890	15,586	19,633	4,481	17,728	1,878	19,606	23,689	6,369

Foreign exchange derivatives
Forward contracts	1,895	737	2,632	3,794	1,575	1,080	152	1,232	2,550	804
Swap contracts	4,080	207	4,287	7,895	1,780	2,948	109	3,057	6,510	1,691
Purchased options	339	—	339	564	171	168	1	169	348	124

	6,314	944	7,258	12,253	3,526	4,196	262	4,458	9,408	2,619

Credit derivatives(1)
Swap contracts	98	—	98	201	91	49	—	49	191	92
Purchased options	50	—	50	1,141	256	28	—	28	1,360	541

	148	—	148	1,342	347	77	—	77	1,551	633

Equity derivatives(2)	1,279	195	1,474	3,453	1,195	1,737	67	1,804	4,033	1,342

Other derivatives(3)	1,359	—	1,359	3,028	1,392	979	—	979	2,737	1,246

	22,796	3,029	25,825	39,709	10,941	24,717	2,207	26,924	41,418	12,209
Less: impact of master netting agreements	(17,006)	—	(17,006)	(20,683)	(5,813)	(18,932)	—	(18,932)	(24,402)	(6,733)

	$5,790	$3,029	$8,819	$19,026	$5,128	$5,785	$2,207	$7,992	$17,016	$5,476

(1)	ALM credit derivative purchased options, with a replacement cost of $42 million (2002: $200 million), are given guarantee treatment for credit risk capital purposes and are excluded from the table above.

(2)	Includes forwards, swaps and options.

(3)	Includes precious metals and other commodity forwards, swaps and options.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	99

Note 25          COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

Credit-related arrangements
Credit-related arrangements are off-balance sheet instruments and are typically entered into to meet the financing needs of customers or to facilitate international trade. CIBC’s policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that CIBC could be obligated to extend. The contractual amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or credit risk.

CREDIT-RELATED ARRANGEMENTS

	Contract amounts

$ millions, as at October 31	2003	2002

Lines of credit(1)	$79,837	$97,992
Securities lending	27,156	17,510
Guarantees and standby letters of credit(2)	8,350	9,041
Documentary and commercial letters of credit	137	185
Other(3)	362	367

	$115,842	$125,095

(1)	Includes irrevocable lines of credit totalling $65,011 million (2002: $76,972 million), of which $55,354 million (2002: $63,805 million) will expire in one year or less, and excludes lines of credit for credit cards as the lines are short-term in nature and are revocable at CIBC’s discretion.

(2)	Includes credit derivatives — written options of $160 million (2002: $197 million), which have also been reported as derivatives in Note 24.

(3)	Includes forward asset purchases.

Lines of credit
Lines of credit are undrawn lending facilities that have been approved by CIBC to meet the business requirements of customers. The majority of such commitments are of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary by CIBC, is based on management’s credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Securities lending
Securities lending represents CIBC’s credit exposure when CIBC lends its own or its customers’ securities to a borrower for a fee and the securities borrower defaults on its redelivery obligation. The borrower must fully collateralize the security loan at all times.

Guarantees and standby letters of credit
Guarantees and standby letters of credit include credit enhancement facilities, standby and performance letters of credit, and written credit derivatives. These instruments represent an irrevocable obligation to make payments to third parties in the event that a customer is unable to meet its contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to customers. The amount of collateral obtained, if deemed necessary by CIBC, is based on management’s credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a customer, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. CIBC is at risk for any drafts drawn that are not ultimately settled by the customer, however, the amounts drawn are collateralized by the related goods.

Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.

     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

LEASE COMMITMENTS(1)(2)(3)

$ millions

2004	$436
2005	400
2006	359
2007	298
2008	258
2009 and thereafter	2,169

(1)	Total rental expense in respect of buildings and equipment charged to the consolidated statements of income was $689 million (2002: $487 million; 2001: $412 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $53 million in 2004, $52 million in 2005, $51 million in 2006, $51 million in 2007, $43 million in 2008 and $133 million in 2009 and thereafter.

(3)	Includes $105 million relating to one of CIBC’s premises in New York. These premises were sublet, with the commencement date effective November 2002.

Other commitments
CIBC acts as an investor in merchant banking activities by entering into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, CIBC had commitments to invest up to $1,430 million, as at October 31, 2003 (2002: $2,333 million).

Guarantees
During the year, CIBC adopted the requirements of the CICA Accounting Guideline (AcG) 14, “Disclosure of Guarantees,” which requires additional disclosure about a guarantor’s obligation under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due.

100	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Significant guarantees issued by CIBC, as defined by AcG 14, to third parties include the following:

Securities lending with indemnification
As part of CIBC’s custodial business, indemnifications may be provided to security lending customers to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.

Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the customer and include documentary and commercial letters of credit. These guarantees convey similar credit risk characteristics as loans. CIBC may collateralize standby, performance, and documentary and commercial letters of credit by various forms, including cash, securities and other assets pledged.

Credit enhancement facilities
Certain credit enhancement facilities require CIBC to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by an SPE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees as defined by AcG 14.

Market value guarantees
Market value guarantees are issued to offer protection to certain fund unitholders if the market value of the accumulated units at maturity is less than the protected value.

Derivative contracts
Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. All such derivative contracts can potentially be utilized to protect against changes in an underlying, and may meet the definition of a guarantee under AcG 14, depending upon the intent of the option holder. For accounting purposes, CIBC does not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee under AcG 14 is unavailable. CIBC generally hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Other indemnification agreements
In the ordinary course of operations, CIBC enters into contractual arrangements under which CIBC may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants or for claims or losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, CIBC has entered into indemnification agreements with each of its directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred by those directors and officers as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result no defined limit of the maximum potential liability exists. CIBC believes that the likelihood of the conditions arising to trigger obligations under these contract arrangements are remote and, historically, any payments made in respect of these contracts have not been significant. No amounts are reflected within the consolidated financial statements at October 31, 2003, related to these indemnifications, representations and warranties.

     Summarized within the following table are guarantees issued and outstanding as at October 31, 2003:

GUARANTEES

Maximum
potential
future
$ millions, as at October 31, 2003	payment

Securities lending with indemnification	$15,448
Standby and performance letters of credit	7,316
Credit enhancement facilities	1,011
Market value guarantees	215
Derivative contracts	See narrative
Other indemnification agreements	See narrative

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the contractual amounts are not indicative of future cash requirements or credit risk, and bear no relationship to CIBC’s expected losses from these arrangements. As at October 31, 2003, CIBC had a liability of $3,938 million recorded on its consolidated balance sheets related to the above noted contracts. The total collateral available relating to these contracts was $22,147 million.

Pledged assets
In the ordinary course of business, securities and other assets are pledged against liabilities or used to facilitate certain activities. The following table presents the details of notional amounts pledged:

PLEDGED ASSETS

$ millions, as at October 31	2003	2002

Foreign governments and central banks(1)	$468	$2,757
Clearing systems, payment systems and depositories(1)	985	728
Margins for exchange traded futures and options, and collateralized derivative transactions	2,326	1,977
Collateral related to securities borrowed, securities sold short and securities lent or sold under repurchase agreements	28,995	21,316

	$32,774	$26,778

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Litigation
CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	101

third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. CIBC believes these claims are without merit and intends to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and CIBC presently believes this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. CIBC will regularly assess the sufficiency of its litigation reserves in relation to these Enron-related matters.

     In addition, CIBC continues to cooperate fully with the U.S. Securities and Exchange Commission (SEC) and the Department of Justice Enron Task Force in connection with their investigations of certain transactions with Enron and is currently in discussions with these authorities regarding a resolution of regulatory matters related to CIBC. As a result of these Enron-related regulatory matters, CIBC reserved $109 million in 2003.

     In addition to the matters described above, CIBC is party to legal proceedings in the ordinary course of its business. Management does not expect the outcome of any of these proceedings, individually or in aggregate, to have a material adverse effect on CIBC’s consolidated financial position or results of its operations.

Note 26          CONCENTRATION OF CREDIT RISK

Concentrations of credit exposure may arise with a group of counterparties which have similar economic characteristics or that are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

     Included in the geographic distribution of major assets below are loans and acceptances, net of allowance for credit losses, totalling $139 billion (2002: $144 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.

     The amounts of credit exposure associated with CIBC’s on- and off-balance sheet financial instruments are summarized in the following table:

CREDIT EXPOSURE

	2003				2002

		United	Other			United	Other
$ millions, as at October 31	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)	$180,527	$55,034	$27,093	$262,654	$171,130	$57,466	$30,862	$259,458

Off-balance sheet
Credit-related arrangements(3)
Lines of credit	$47,275	$26,273	$6,289	$79,837	$51,950	$36,998	$9,044	$97,992
Other credit-related arrangements	22,077	10,717	3,211	36,005	19,937	4,214	2,952	27,103

	$69,352	$36,990	$9,500	$115,842	$71,887	$41,212	$11,996	$125,095

Derivative instruments(4)(5)
By counterparty type
Financial institutions	$3,178	$8,074	$9,423	$20,675	$2,834	$9,435	$10,647	$22,916
Governments	1,827	3	104	1,934	962	10	3	975
Other	1,581	1,182	453	3,216	1,250	1,160	623	3,033

	6,586	9,259	9,980	25,825	5,046	10,605	11,273	26,924
Less: impact of master netting agreements	(4,122)	(6,899)	(5,985)	(17,006)	(3,453)	(8,090)	(7,389)	(18,932)

Total derivative instruments	$2,464	$2,360	$3,995	$8,819	$1,593	$2,515	$3,884	$7,992

(1)	Major assets consist of cash resources, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency $177,747 million, foreign currencies $84,907 million (2002: Canadian currency $165,902 million, foreign currencies $93,556 million).

(3)	Credit-related arrangements are allocated based on the location in which they are recorded.

(4)	Derivative instruments are allocated based on the location of ultimate risk.

(5)	ALM credit derivative purchased options, with a replacement cost of $42 million (2002: $200 million), are given guarantee treatment for credit risk capital purposes, and are excluded from the table above.

102	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 27          SEGMENTED INFORMATION

During the year, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada within CIBC Retail Markets-other and, in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other.

     Comparative figures have been reclassified to reflect the new management reporting structure.

     CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as the co-branded retail electronic banking business, President’s Choice Financial (Loblaw Companies Limited).

     CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services — full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

     CIBC World Markets is a full-service investment bank, offering capital markets, investment, merchant and commercial banking services, throughout Canada and the U.S., with niche capabilities in the U.K. and Asia.

     CIBC’s business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

     Results for CIBC’s operating segments are based on CIBC’s internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.

     To measure and report the results of operations of the three business lines, CIBC utilizes the Manufacturer/Customer Segment/Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines.

     This model allows management and other users of CIBC’s financial information to better understand the economics of CIBC’s customer segments, products and delivery channels. The model utilizes certain estimates and allocation methodologies in the preparation of segmented financial information.

     Each year, the sales and service fees paid to segments for certain products are renegotiated among the business lines. Prior year financial information has not been reclassified to reflect these fee changes.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	103

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other		Total

2003	Net interest income	$3,972	$582	$840	$276		$5,670
	Non-interest income	1,626	1,524	2,423	333		5,906
	Intersegment revenue(1)	(631)	425	210	(4)		—

	Total revenue	4,967	2,531	3,473	605		11,576
	Provision for credit losses	607	18	653	(135	)(2)	1,143
	Non-interest expenses	3,105	1,966	2,426	662		8,159
	Restructuring reversal	(5)	—	(5)	(21)		(31)

	Income before income taxes and non-controlling interests	1,260	547	399	99		2,305
	Income taxes	397	181	28	(367	)(3)	239
	Non-controlling interests	—	—	(2)	5		3

	Net income	$863	$366	$373	$461		$2,063

	Average assets(4)	$145,514	$30,670	$107,658	$897		$284,739

2002	Net interest income	$3,923	$622	$742	$223		$5,510
	Non-interest income	1,685	1,810	1,951	85		5,531
	Intersegment revenue(1)	(633)	422	215	(4)		—

	Total revenue	4,975	2,854	2,908	304		11,041
	Provision for credit losses	419	11	1,062	8		1,500
	Non-interest expenses	3,010	2,576	2,459	570		8,615
	Restructuring charge	66	(6)	59	395		514

	Income (loss) before income taxes and non-controlling interests	1,480	273	(672)	(669)		412
	Income taxes	384	76	(522)	(217)		(279)
	Non-controlling interests	23	—	(8)	23		38

	Net income (loss)	$1,073	$197	$(142)	$(475)		$653

	Average assets(4)	$143,826	$33,023	$114,891	$770		$292,510

2001	Net interest income	$3,545	$568	$190	$246		$4,549
	Non-interest income	1,498	1,403	3,525	187		6,613
	Intersegment revenue(1)	(632)	411	221	—		—

	Total revenue	4,411	2,382	3,936	433		11,162
	Provision for credit losses	397	9	694	—		1,100
	Non-interest expenses	2,864	1,904	2,667	584		8,019
	Restructuring charge	40	33	63	71		207

	Income (loss) before income taxes and non-controlling interests	1,110	436	512	(222)		1,836
	Income taxes	277	101	(308)	22		92
	Non-controlling interests	29	—	11	18		58

	Net income (loss)	$804	$335	$809	$(262)		$1,686

	Average assets(4)	$131,256	$27,939	$119,509	$94		$278,798

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(2)	Includes $150 million reversal of the general allowance.

(3)	Includes recovery of income tax amounting to $689 million.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.

104	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Geographic distribution
CIBC earns revenue and incurs expenses from domestic and foreign activities, and has domestic and foreign assets from which income is earned. Net income (loss) and average assets are allocated based on the geographic location in which they are recorded.

GEOGRAPHIC DISTRIBUTION

			United	West		Other
$ millions, for the years ended October 31		Canada	States	Indies		countries	Total

2003	Net interest income	$4,630	$693	$192		$155	$5,670
	Non-interest income	4,236	1,168	175		327	5,906

	Total revenue	8,866	1,861	367		482	11,576
	Provision for credit losses	633	270	—		240	1,143
	Non-interest expenses	6,050	1,667	46		365	8,128

	Income (loss) before income taxes and non-controlling interests	2,183	(76)	321		(123)	2,305
	Income taxes	796	182	(697	)(1)	(42)	239
	Non-controlling interests	5	(2)	—		—	3

	Net income (loss)	$1,382	$(256)	$1,018		$(81)	$2,063

	Average assets	$204,816	$49,474	$14,902		$15,547	$284,739

2002	Net interest income	$4,421	$347	$522		$220	$5,510
	Non-interest income	3,388	655	1,210		278	5,531

	Total revenue	7,809	1,002	1,732		498	11,041
	Provision for credit losses	540	827	—		133	1,500
	Non-interest expenses	5,732	2,787	210		400	9,129

	Income (loss) before income taxes and non-controlling interests	1,537	(2,612)	1,522		(35)	412
	Income taxes	590	(1,109)	269		(29)	(279)
	Non-controlling interests	23	(8)	23		—	38

	Net income (loss)	$924	$(1,495)	$1,230		$(6)	$653

	Average assets	$199,411	$54,395	$19,014		$19,690	$292,510

2001	Net interest income	$3,468	$(5)	$770		$316	$4,549
	Non-interest income	3,247	2,183	866		317	6,613

	Total revenue	6,715	2,178	1,636		633	11,162
	Provision for credit losses	476	620	9		(5)	1,100
	Non-interest expenses	5,093	2,591	191		351	8,226

	Income (loss) before income taxes and non-controlling interests	1,146	(1,033)	1,436		287	1,836
	Income taxes	536	(686)	195		47	92
	Non-controlling interests	12	11	35		—	58

	Net income (loss)	$598	$(358)	$1,206		$240	$1,686

	Average assets	$183,703	$56,499	$17,231		$21,365	$278,798

(1)	Includes the West Indies share of the $689 million recovery of income tax.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	105

Note 28          RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC’s consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by OSFI, the financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

	2003			2002

	Canadian			Canadian
$ millions, as at October 31	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash resources	$10,454	$103	$10,557	$9,512	$308	$9,820
Securities
Securities held for investment	18,193	(18,193)	—	20,583	(20,583)	—
Securities available for sale	—	17,381	17,381	—	19,666	19,666
Securities held for trading	52,282	30	52,312	44,628	52	44,680
Loan substitute securities	27	(27)	—	81	(81)	—
Securities borrowed or purchased under resale agreements	19,829	—	19,829	16,020	—	16,020
Loans	133,934	1,696	135,630	137,069	1,661	138,730
Other
Derivative instruments market valuation	22,796	3,071	25,867	24,717	1,385	26,102
Customers’ liability under acceptances	5,139	—	5,139	6,848	—	6,848
Loans held for sale	1,321	—	1,321	—	—	—
Land, buildings and equipment	2,093	—	2,093	2,247	—	2,247
Goodwill	1,045	(73)	972	1,078	(73)	1,005
Other intangible assets	255	—	255	297	—	297
Other assets	9,779	4,012	13,791	10,213	2,631	12,844

	$277,147	$8,000	$285,147	$273,293	$4,966	$278,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$188,130	$3,243	$191,373	$196,630	$2,052	$198,682
Other
Derivative instruments market valuation	21,945	2,974	24,919	24,794	1,818	26,612
Acceptances	5,147	—	5,147	6,878	—	6,878
Obligations related to securities sold short	11,659	659	12,318	8,436	779	9,215
Obligations related to securities lent or sold under repurchase agreements	19,293	—	19,293	9,615	—	9,615
Other liabilities	13,998	1,054	15,052	10,980	329	11,309
Subordinated indebtedness	3,197	—	3,197	3,627	(7)	3,620
Shareholders’ equity
Preferred shares	3,357	—	3,357	3,088	—	3,088
Common shares	2,950	(25)	2,925	2,842	(11)	2,831
Contributed surplus	50	—	50	26	—	26
Retained earnings	7,421	(62)	7,359	6,377	(427)	5,950
Accumulated other comprehensive income	—	157	157	—	433	433

	$277,147	$8,000	$285,147	$273,293	$4,966	$278,259

106	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, except per share amounts,
for the years ended October 31	2003	2002	2001

Net income as reported	$2,063	$653	$1,686

Provision for credit losses	(54)	(123)	—
Non-interest income
Trading activities	(22)	2	(8)
Equity accounting adjustments	64	(60)	(56)
Impairment measurement	10	—	(18)
Other	54	123	—
Derivative instruments and hedging activities
Transitional provision	—	—	183
Current year adjustments	133	(635)	87
Non-interest expenses
Employee future benefits	(5)	(17)	(98)
Stock-based compensation	59	(39)	(9)
Lease termination costs	—	—	(50)
Income taxes and net change in income taxes due to the above items	(97)	275	(16)

	142	(474)	15

Net income based on U.S. GAAP	2,205	179	1,701
Preferred share dividends and premiums	(188)	(165)	(121)

Net income applicable to common shares based on U.S. GAAP	$2,017	$14	$1,580

Weighted-average common shares outstanding (thousands)	360,048	360,553	372,305
Add: number of incremental shares(1)	3,066	3,654	3,477

Weighted-average diluted common shares outstanding (thousands)	363,114	364,207	375,782

Basic EPS	$5.60	$0.05	$4.24
Diluted EPS	$5.55	$0.05	$4.20

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.

Comprehensive income
Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income,” requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

$ millions, for the years ended October 31	2003	2002	2001

Net income based on U.S. GAAP	$2,205	$179	$1,701

Other comprehensive income, net of tax
Change in foreign currency translation adjustments(1)	(222)	2	38
Change in net unrealized losses on securities available for sale(2)(3)	(272)	(115)	(1,119)
Change in net unrealized losses on hedges of securities available for sale	—	—	(51)
Derivative instruments and hedging activities
Transitional provision(4)	—	—	(17)
Change in unrealized gains (losses)(4)	246	(485)	499
Change in additional pension obligation(5)	(28)	(12)	—

Total other comprehensive income	(276)	(610)	(650)

Comprehensive income	$1,929	$(431)	$1,051

(1)	Net of income tax (expense) benefit of $(1,412) million (2002: $(107) million; 2001: $323 million).

(2)	Net of income tax benefit of $132 million (2002: $1 million; 2001: $690 million).

(3)	Net of reclassification adjustments for net realized gains included in net income of $236 million (2002: $70 million; 2001: $819 million).

(4)	Net of income tax (expense) benefit of $(148) million (2002: $306 million; 2001: $(303) million).

(5)	Net of income tax benefit of $16 million (2002: $6 million; 2001: nil).

ACCUMULATED OTHER COMPREHENSIVE INCOME

$ millions, as at or for the years ended October 31	2003	2002	2001

Accumulated other comprehensive income net of tax
Unrealized foreign currency translation (losses) gains	$(180)	$42	$40
Unrealized gains on securities available for sale	134	406	521
Unrealized gains (losses) on derivatives designated as hedges(1)	243	(3)	482
Additional pension obligation	(40)	(12)	—

Balance at end of year	$157	$433	$1,043

(1)	A net gain of $20 million, deferred in accumulated other comprehensive income, as at October 31, 2003, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods of up to nine years thereafter.

A. Securities available for sale
Under Canadian GAAP, securities held for investment are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for securities held for investment, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.

     U.S. GAAP also requires the following additional disclosures:

SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31	2003	2002	2001

Proceeds from sales	$26,416	$35,651	$17,527
Gross realized gains	260	1,083	1,058
Gross realized losses	43	167	36

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	107

B. Provision and allowance for credit losses
Under Canadian GAAP, the existence of credit protection on loan balances from the purchases of credit derivatives is considered when determining the provision for credit losses. Amounts recoverable from credit default swaps are included in allowance for credit losses. Under U.S. GAAP, credit derivatives are recognized at fair value.

     As a result of this classification difference, provision for credit losses increased by $54 million (2002: $123 million) and other non-interest income increased by $54 million (2002: $123 million).

C. Trading activities
Under Canadian GAAP, CIBC records certain valuation adjustments to trading securities to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.

D. Equity accounting adjustments
Under Canadian GAAP, CIBC accounts for merchant banking investments on a cost basis. U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is between 20% and 50%. In addition, under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires an additional interest in the business. U.S. GAAP requires retroactive application of the equity method. As a result of the retroactive application, 2001 net income decreased by $21 million (income before tax decreased by $28 million), and securities decreased by $59 million.

     Under Canadian GAAP, certain of CIBC’s investments in limited partnerships are accounted for on a cost basis. CIBC records an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.

E. Impairment measurements
Under Canadian GAAP, CIBC records securities held for investment at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, CIBC records the security at expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.

F. Derivative instruments and hedging activities
Effective November 1, 2000, CIBC adopted the new U.S. standard on accounting for derivative instruments and hedging activities. This standard requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for trading purposes are already carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. However, as more fully explained in Note 1, under Canadian GAAP, gains and losses on both securities and derivative instruments used for hedging purposes are recognized in the income statement on the same basis and in the same period as the underlying hedged items. Thus, while there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, there are significant differences in accounting in respect of derivatives held for hedging purposes.

     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. The ineffective portion of the change in fair value of a qualifying derivative instrument hedge is always recognized in current earnings for both fair value and cash flow hedges.

     In order to qualify for hedge accounting offsets, the U.S. accounting standard requires that extensive documentation be maintained and that hedge effectiveness tests prescribed by that standard be met both at the inception of a hedge relationship and on a periodic, ongoing basis. CIBC has elected, for operational considerations, not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are highly effective for economic purposes. In addition, the U.S. accounting standard disallows the use of cash instrument hedges, and certain credit derivative hedges of loans and loan commitments are difficult to qualify for hedge accounting, even though such hedges are also highly effective for economic purposes. In consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.

G. Employee future benefits
Effective November 1, 2000, CIBC retroactively adopted the requirements of the CICA handbook section 3461, “Employee Future Benefits,” which substantially harmonized Canadian and U.S. GAAP. CIBC continues to recognize certain unamortized actuarial losses and transitional obligations that resulted from the application of U.S. GAAP on a prospective basis. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.

     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP resulting in an adjustment to U.S. GAAP income. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income.

H. Stock-based compensation
CIBC adopted the expense recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP (as detailed in Note 15) except as it relates to SARs outstanding as of the date of adoption.

     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the Financial Accounting Standards Board (FASB) Interpretation No. 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under

108	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

     Upon the acquisition of TAL by CIBC in 2001, TAL settled all its outstanding employee stock options in cash. Under Canadian GAAP, the cash settlement of these variable stock options was charged to retained earnings. Under U.S. GAAP, Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” requires this settlement payment to be charged to income.

     SFAS 148 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995.

     Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP pro-forma net income and diluted net income per share would be as follows:

STOCK-BASED COMPENSATION

$ millions, except per share amounts,
for the years ended October 31		2003	2002	2001

Net income		$2,205	$179	$1,701
Add: stock-based compensation expense included in net income, net of related tax effects		44	26	5
Less: stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects		(88)	(47)	(42)

Pro-forma net income		$2,161	$158	$1,664

Basic EPS	— Reported	$5.60	$0.05	$4.24
	— Pro-forma	$5.48	$(0.01)	$4.14
Diluted EPS	— Reported	$5.55	$0.05	$4.20
	— Pro-forma	$5.43	$(0.01)	$4.10

I. Lease termination costs
Prior to October 31, 2000, CIBC made the decision to consolidate its leased premises in New York and move out of existing premises within three years. Under Canadian GAAP, all future net costs related to pre-existing leases are recognized as an expense in the period when the decision is made to stop using the pre-existing leased property. Under U.S. GAAP, future net costs related to pre-existing leased property that will no longer be used cannot be recognized as an expense until a confirming event occurs, in this case, the signing of a sublease, which occurred in 2001.

J. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.

K. Special purpose entities
Under Canadian GAAP, CIBC is required to consolidate certain SPEs when CIBC has control and has the right and ability to obtain future economic benefits from the SPE and is exposed to the related risks. U.S. GAAP requires consolidation of existing SPEs when CIBC is the sponsor and there is insufficient third-party equity. As a result, certain SPEs are consolidated under U.S. GAAP.

     In January 2003, the FASB issued Interpretation (FIN) 46, “Consolidation of Variable Interest Entities.” FIN 46 provides a framework for identifying variable interest entities (VIEs) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. FIN 46 is applicable immediately for any new VIEs created after January 31, 2003. There is no current impact on the consolidated financial statements as a result of this adoption. Additional guidance on implementing FIN 46 is evolving, which may affect the assessment of these VIEs. For additional information, refer to paragraph N, “Future U.S. accounting policy changes,” below and “Variable interest entities” in Note 29.

L. Non-cash collateral
Under Canadian GAAP, non-cash collateral received from securities lending is not recognized in the financial statements. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for obligations to return the collateral.

M. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

N. Future U.S. accounting policy changes
In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” For entities that were created prior to February 1, 2003, the provisions of FIN 46 are not effective until the end of the first interim or annual period ending after December 15, 2003. Additional guidance on implementing FIN 46 is evolving through the issuance of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. CIBC will continue to review the status of its VIEs as this guidance is finalized. For additional information refer to “Variable interest entities” in Note 29.

Note 29          FUTURE CANADIAN ACCOUNTING POLICY CHANGES

CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:

Hedge related
Hedging relationships
AcG 13, “Hedging Relationships,” as issued and amended by the CICA, became effective for CIBC on November 1, 2003. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. AcG 13 establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments,” requires that any derivative financial instrument not designated within an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	109

     CIBC is required to comply with AcG 13 in order to apply hedge accounting for its hedging relationships after November 1, 2003. CIBC has taken all the necessary steps to comply with the conditions of AcG 13 for those hedge relationships that can be qualified under these rules, in order to achieve hedge accounting for periods after that date.

     AcG 13 is a transactional hedging guideline, which requires that certain hedge relationships be identified as hedging a specific financial instrument or a group of similar financial instruments sharing a similar risk exposure. Prior to November 1, 2003, CIBC hedged a significant amount of its interest rate risk on a net basis, a practice commonly referred to as “macro” hedging. Under AcG 13, these hedges would not be eligible for hedge accounting after November 1, 2003. As a consequence, these “macro” hedges were replaced with AcG 13 compliant hedges that are identified with specific items. In addition, as a result of recent changes to EIC 128, certain credit derivatives, such as credit default swaps, which CIBC uses to hedge its credit exposure on certain loans, despite being economically effective, cannot be qualified for hedge accounting under AcG 13. They will, therefore, be carried at fair value with changes in fair value recorded through current income after November 1, 2003.

     Under the guideline, when a hedge relationship ceases to be effective or is voluntarily terminated, hedge accounting may not be applied for future periods. In these situations, AcG 13 requires that any hedge accounting accorded prior periods not be reversed. The transitional provisions of AcG 13 upon adoption date are similar, so that hedge accounting accorded prior periods under pre-AcG 13 rules is also not reversed.

     Upon the adoption of AcG 13 on November 1, 2003, a number of CIBC’s hedging relationships, such as the “macro” hedges referred to above, ceased to be eligible for hedge accounting. These hedging relationships were, therefore, terminated as of that date. In compliance with the transitional provisions, the difference between the carrying value and fair value of all hedging instruments in these hedge relationships was deferred and will be amortized over the hedge terms, ranging primarily from one to five years. The impact of applying the transitional provisions and recognizing these hedging instruments at fair value has resulted in an increase to other assets of $920 million and an increase to other liabilities of $763 million.

     For hedging relationships that meet the conditions prescribed by AcG 13, the guideline does not specify how hedge accounting is to be applied. CIBC’s accounting policies for hedge accounting (which are designed to match the income recognition basis of hedging instruments with that of the underlying hedged item) will therefore continue essentially unchanged.

     For any hedging relationships that do not meet the conditions of AcG 13 after November 1, 2003, for example, because they are economically effective hedges which do not qualify under AcG 13 (such as the credit derivatives noted above), or if a hedge relationship fails the effectiveness tests, EIC 128, as noted above, will require any derivatives affected to be carried at fair value and any subsequent changes in fair value to be recorded in current income, prospectively. If a hedging relationship is not eligible for hedge accounting under AcG 13, but is determined by CIBC to be economically effective, any changes in fair value of derivative hedges will be recorded in non-trading income; otherwise, such derivative hedges will either be unwound or reclassified to trading.

Equity-linked deposit contracts
AcG 17, “Equity-Linked Deposit Contracts,” was issued by the CICA in November 2003. This guideline pertains to certain deposit obligations of CIBC, such as equity-linked GICs or equity-linked notes that have an obligation that varies according to the performance of certain equity levels or indices and may be subject to a guaranteed minimum redemption amount, such as the obligation to return to the investor the original principal at maturity. The guideline permits (but does not require) CIBC to prospectively account for its variable obligation at fair value with changes in fair value reflected in income as they arise. If the election is made, any changes in the carrying value of the deposits and the difference between the carrying value and fair value of any related freestanding derivative hedges on the initial application of AcG 13 would be charged or credited to opening retained earnings. CIBC has elected to adopt the fair value option, concurrently with the adoption of AcG 13, effective November 1, 2003, and the effect is not expected to be significant. Subsequent to November 1, 2003, any derivative hedges associated with these deposits will not be designated under AcG 13, as both the variable obligation and any associated derivative hedges will be carried at fair value with changes in the fair value of both recorded currently in income.

Mortgage commitments
Concurrently with the November 1, 2003 adoption of AcG 13, CIBC has voluntarily changed its accounting policy for residential mortgage interest rate commitments. These commitments are given out to retail customers of the bank for no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. CIBC uses financial instruments, such as interest rate derivatives, to economically hedge its exposure to an increase in interest rates. Under this change in accounting policy, CIBC will carry its liability to the retail customer and the associated economic hedges at fair value with changes in the fair value of both recorded in income, currently as they arise. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, will be recognized over the life of the mortgages that result. The effect of this change in accounting policy on prior periods is not significant.

Generally accepted accounting principles
In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. CIBC will implement the new section prospectively beginning on November 1, 2003. Due to the prospective nature of this change, there is no impact on CIBC’s consolidated financial statements as of the implementation date, however, the standard will require CIBC to prospectively equity account for investments held within the merchant banking portfolio where CIBC holds a significant influence. The impact of this change in accounting policy on the consolidated financial statements subsequent to implementation date is not expected to be significant.

Variable interest entities
In June 2003, the CICA issued AcG 15, “Consolidation of Variable Interest Entities.” AcG 15 provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG 15 is effective for all annual and interim periods, beginning on or after November 1, 2004. The CICA is monitoring the

110	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

developments of FIN 46, the U.S. GAAP equivalent of AcG 15, since the intention is to essentially harmonize with FIN 46.

     CIBC is currently evaluating the impact of applying AcG 15 and has not yet completed its analysis. The following summarizes CIBC’s involvement in different types of VIEs and the preliminary evaluation of the impact of adopting these standards:

Single-seller conduits
CIBC securitizes its own assets and also acts as administrator or financial advisor of single-seller conduits that purchase clients’ financial assets. Based on the preliminary assessment, it is reasonably possible that CIBC will need to consolidate single-seller conduits with incremental assets of approximately $1.9 billion. CIBC provided backstop liquidity and credit enhancement facilities amounting to $2.2 billion and $16 million, respectively, to these conduits.

Multi-seller conduits
CIBC acts as an administrator of a number of multi-seller conduits. These conduits provide clients access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which then issue debt to investors to fund the purchases. The sellers continue to service the transferred assets and absorb the first losses of the conduits. CIBC generally provides, together with other third parties, backstop liquidity facilities to the conduits and may provide credit enhancements in the form of letters of credit and other guarantees. In addition, CIBC may also act as the counterparty to derivative contracts entered into by the multi-seller conduits.

     It is reasonably possible that CIBC will need to consolidate multi-seller conduits with assets of approximately $27.5 billion. CIBC is currently pursuing restructuring alternatives associated with these conduits. The amount that will be consolidated by CIBC will depend on the outcome of these restructurings. CIBC provided backstop liquidity facilities and credit enhancements amounting to $27.1 billion and $269 million, respectively, to these conduits.

Compensation trusts
Certain of CIBC’s compensation plans are funded through trusts established for these purposes. The funding for awards under these plans is paid into these trusts, which purchase CIBC common shares in the open market. CIBC may be entitled to forfeitures or unvested shares in these trusts. Consequently, it is reasonably possible that CIBC may be considered to be the primary beneficiary of these trusts and may need to consolidate. However, such consolidation is not expected to have a significant impact on the consolidated financial statements of CIBC, since both the assets (CIBC shares) and liabilities (being the obligation to deliver CIBC shares to the participants) of the trusts are expected to offset each other in the share capital section on the consolidated balance sheets. CIBC is not exposed to any loss as a result of its involvement with these trusts.

Pooled investments and personal trusts
CIBC is the sponsor of several mutual and pooled funds, in the form of trusts, with assets of approximately $54 billion. CIBC earns a fee for acting as the manager/administrator/custodian/trustee/broker. CIBC does not guarantee either principal or returns to the investors in these funds, except in very limited circumstances (refer to “Market value guarantees” in Note 25).

     Further, CIBC acts as a trustee of a number of personal trusts. CIBC earns a fee for acting as a trustee and has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts.

     In October 2003, the FASB issued an exposure draft “Consolidation of Variable Interest Entities — a modification of FIN 46.” The exposure draft excludes mutual funds in the form of trusts, trusts of a bank’s trust department, and similar arrangements from the scope of FIN 46. Should this proposed modification to FIN 46 be finalized as drafted, there would be no impact to CIBC’s consolidated financial statements with respect to such trusts under U.S. GAAP. The CICA has not reached a conclusion as to the impact of this U.S. proposed modification on AcG 15.

Other variable interest entities
CIBC is involved with certain investment vehicles that make private equity investments (including investments on a side by side basis with the employees of CIBC). CIBC’s investments are reflected on the consolidated balance sheets as securities held for investment and other assets. CIBC’s employees, who are considered related parties under AcG 15/FIN 46, manage these vehicles. Consequently, CIBC will be consolidating these vehicles, with incremental assets and liabilities of $0.9 billion, once FIN 46/AcG 15 becomes effective.

     CIBC is also involved with other entities and/or structures that could be deemed VIEs and, therefore, would be subject to an assessment for consolidation under the provisions of FIN 46/AcG 15. Management’s assessment of these entities is ongoing.

Note 30          SUBSEQUENT EVENT

     On December 22, 2003, CIBC agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in CIBC’s 2003 annual consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, CIBC entered into an agreement with the U.S. Department of Justice. The Department of Justice has agreed not to prosecute CIBC for violations of criminal law that in the Department’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: CIBC’s continued cooperation with the Department; its acceptance of responsibility for conduct of its employees; its agreement to exit certain structured finance businesses and transactions; its agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and its retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in CIBC’s agreement with the Department of Justice and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to CIBC’s compliance with these policies. Management does not expect the terms of these settlements to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

CIBC Annual Report 2003	For what matters	Principal Subsidiaries	111

PRINCIPAL SUBSIDIARIES

As at October 31, 2003		Book value(3) of shares
	Address of head	owned by CIBC and other
Subsidiary Name(1)(2)	or principal office	subsidiaries of CIBC

		($ millions)
Amicus Bank	Toronto, Ontario, Canada	401
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	416
CIBC Asset Management Inc.	Montreal, Quebec, Canada
Talvest (LSVC) Inc.	Montreal, Quebec, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Financial Planning Inc.	Toronto, Ontario, Canada	(4)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	471
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC INC.(5)	New York, NY, U.S.A.
CIBC US Insurance Company	Barre, Vermont, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
Juniper Financial Corp. (90%)	Wilmington, Delaware, U.S.A.
CIBC WM International Limited	St. Michael, Barbados
EDULINX Canada Corporation	Mississauga, Ontario, Canada	27
INTRIA Items Inc. (90%)	Mississauga, Ontario, Canada	25
TAL Global Asset Management Inc.	Montreal, Quebec, Canada	331
T.A.L. Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management Limited	Hong Kong, China
TAL Global Asset Management (Bermuda) Limited	Hamilton, Bermuda
T.A.L. Asset Management (Guernsey) Limited	St. Peter Port, Guernsey, Channel Islands
TAL Private Management Ltd.	Montreal, Quebec, Canada
CIBC Capital Funding, L.P.	New York, NY, U.S.A.	73
CIBC Capital Funding II, L.P.	New York, NY, U.S.A.	87
CIBC Holdings (Cayman) Limited	George Town, Cayman Islands	3,307
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)	St. Michael, Barbados	5,366
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	68
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets Securities Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets Asset Securitisation Pty Ltd.	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	49
CIBC Asia Limited	Singapore City, Singapore	139
CIBC World Markets plc(5)	London, England, U.K.	841

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding, L.P., CIBC Capital Funding II, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Juniper Financial Corp., Canadian Imperial Holdings Inc. and CIBC INC., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries are shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries.

(6)	CIBC directly owns $7,446 million of shares of CIBC Delaware Holdings Inc.

112	Supplementary Annual Financial Information	CIBC Annual Report 2003	For what matters

AVERAGE BALANCE SHEET, NET INTEREST INCOME AND MARGIN

		Average balance			Interest			Average rate

	$ millions, for the years ended October 31	2003	2002	2001	2003	2002	2001	2003	2002	2001

	Domestic assets(1)
	Cash resources	$2,134	$1,526	$1,695	$19	$15	$26	0.89%	0.98%	1.53%
Securities	Held for investment	9,080	13,804	10,275	419	600	712	4.61	4.35	6.93
	Held for trading	25,026	26,028	26,911	856	999	1,287	3.42	3.84	4.78
	Securities borrowed or purchased under resale agreements	9,880	11,886	8,351	278	306	376	2.81	2.57	4.50

Loans	Residential mortgages	68,490	61,706	53,905	3,430	3,227	3,435	5.01	5.23	6.37
	Personal and credit card	29,220	26,507	25,093	2,428	2,040	2,223	8.31	7.70	8.86
	Business and government	22,916	22,769	22,400	1,444	1,319	1,853	6.30	5.79	8.27

	Total loans	120,626	110,982	101,398	7,302	6,586	7,511	6.05	5.93	7.41

	Other interest-bearing assets	421	450	604	156	79	67	37.05	17.56	11.09
	Derivative instruments market valuation	6,031	6,121	6,117
	Customers’ liability under acceptances	5,881	7,258	8,720
	Other non-interest-bearing assets	7,727	7,265	3,943

	Total domestic assets	186,806	185,320	168,014	9,030	8,585	9,979	4.83	4.63	5.94

	Foreign assets(1)
	Cash resources	8,090	10,173	9,854	116	207	400	1.43	2.03	4.06
Securities	Held for investment	11,843	10,864	9,158	530	583	578	4.48	5.37	6.31
	Held for trading	26,457	27,617	29,902	610	568	953	2.31	2.06	3.19
	Securities borrowed or purchased under resale agreements	10,509	13,502	14,414	250	381	994	2.38	2.82	6.90

Loans	Residential mortgages	61	1,039	744	4	81	68	6.56	7.80	9.14
	Personal and credit card	1,536	3,286	2,756	60	155	198	3.91	4.72	7.18
	Business and government	13,950	19,720	23,197	580	943	1,557	4.16	4.78	6.71

	Total loans	15,547	24,045	26,697	644	1,179	1,823	4.14	4.90	6.83

	Other interest-bearing assets	378	346	447	36	21	47	9.52	6.07	10.51
	Derivative instruments market valuation	20,310	15,972	15,680
	Customers’ liability under acceptances	6	17	61
	Other non-interest-bearing assets	4,793	4,654	4,571

	Total foreign assets	97,933	107,190	110,784	2,186	2,939	4,795	2.23	2.74	4.33

	Total assets	$284,739	$292,510	$278,798	$11,216	$11,524	$14,774	3.94%	3.94%	5.30%

	Domestic liabilities(1)
Deposits	Personal	$64,605	$62,837	$59,360	$1,280	$1,388	$2,061	1.98%	2.21%	3.47%
	Business and government	54,760	52,944	53,385	1,268	1,067	2,191	2.32	2.02	4.10
	Bank	541	664	675	12	13	32	2.22	1.96	4.74

	Total deposits	119,906	116,445	113,420	2,560	2,468	4,284	2.14	2.12	3.78
	Derivative instruments market valuation	6,132	6,443	6,350
	Acceptances	5,901	7,264	8,720
	Obligations related to securities sold short	6,241	7,333	6,960	235	270	326	3.77	3.68	4.68
	Obligations related to securities lent or sold under repurchase agreements	9,876	11,178	10,780	295	299	524	2.99	2.67	4.86
	Other liabilities	8,357	6,280	5,510	303	40	2	3.63	0.64	0.04
	Subordinated indebtedness	2,275	2,359	2,792	181	179	215	7.96	7.59	7.70

	Total domestic liabilities	158,688	157,302	154,532	3,574	3,256	5,351	2.25	2.07	3.46

	Foreign liabilities(1)
Deposits	Personal	3,075	5,912	4,915	50	141	199	1.63	2.38	4.05
	Business and government	59,028	68,096	54,802	939	1,743	2,773	1.59	2.56	5.06
	Bank	12,330	11,970	14,293	227	295	633	1.84	2.46	4.43

	Total deposits	74,433	85,978	74,010	1,216	2,179	3,605	1.63	2.53	4.87
	Derivative instruments market valuation	19,483	15,952	15,753
	Acceptances	6	17	61
	Obligations related to securities sold short	5,162	5,421	6,553	161	145	398	3.12	2.67	6.07
	Obligations related to securities lent or sold under repurchase agreements	9,019	9,876	10,695	195	316	629	2.16	3.20	5.88
	Other liabilities	3,754	3,871	3,731	378	77	157	10.07	1.99	4.21
	Subordinated indebtedness	1,212	1,541	1,536	22	41	85	1.82	2.66	5.53

	Total foreign liabilities	113,069	122,656	112,339	1,972	2,758	4,874	1.74	2.25	4.34

	Total liabilities	271,757	279,958	266,871	5,546	6,014	10,225	2.04	2.15	3.83
	Shareholders’ equity	12,982	12,552	11,927

	Total liabilities and shareholders’ equity	$284,739	$292,510	$278,798	$5,546	$6,014	$10,225	1.95%	2.06%	3.67%

	Net interest income and margin				$5,670	$5,510	$4,549	1.99%	1.88%	1.63%

	Additional disclosures:
	Non-interest-bearing demand deposits
	Domestic	$8,147	$7,503	$6,821
	Foreign	$624	$1,025	$937

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC Annual Report 2003	For what matters	Supplementary Annual Financial Information	113

VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME

		2003/2002			2002/2001
		Increase (decrease) due to change in:			Increase (decrease) due to change in:

		Average	Average		Average	Average
$ millions		balance	rate	Total	balance	rate	Total

Domestic assets(1)
Cash resources		$6	$(2)	$4	$(3)	$(8)	$(11)
Securities	Held for investment	(205)	24	(181)	245	(357)	(112)
	Held for trading	(38)	(105)	(143)	(42)	(246)	(288)
Securities borrowed or purchased under resale agreements		(52)	24	(28)	159	(229)	(70)

Loans	Residential mortgages	355	(152)	203	497	(705)	(208)
	Personal and credit card	209	179	388	125	(308)	(183)
	Business and government	9	116	125	31	(565)	(534)

Total loans		573	143	716	653	(1,578)	(925)
Other interest-bearing assets		(5)	82	77	(17)	29	12

Change in domestic interest income		279	166	445	995	(2,389)	(1,394)

Foreign assets(1)
Cash resources		(42)	(49)	(91)	13	(206)	(193)
Securities	Held for investment	53	(106)	(53)	108	(103)	5
	Held for trading	(24)	66	42	(73)	(312)	(385)
Securities borrowed or purchased under resale agreements		(84)	(47)	(131)	(63)	(550)	(613)

Loans	Residential mortgages	(76)	(1)	(77)	27	(14)	13
	Personal and credit card	(83)	(12)	(95)	38	(81)	(43)
	Business and government	(276)	(87)	(363)	(233)	(381)	(614)

Total loans		(435)	(100)	(535)	(168)	(476)	(644)
Other interest-bearing assets		2	13	15	(11)	(15)	(26)

Change in foreign interest income		(530)	(223)	(753)	(194)	(1,662)	(1,856)

Total change in interest income		$(251)	$(57)	$(308)	$801	$(4,051)	$(3,250)

Domestic liabilities(1)
Deposits	Personal	$39	$(147)	$(108)	$121	$(794)	$(673)
	Business and government	37	164	201	(18)	(1,106)	(1,124)
	Bank	(2)	1	(1)	(1)	(18)	(19)

Total deposits		74	18	92	102	(1,918)	(1,816)
Obligations related to securities sold short		(40)	5	(35)	17	(73)	(56)
Obligations related to securities lent or sold under repurchase agreements		(35)	31	(4)	19	(244)	(225)
Other liabilities		13	250	263	—	38	38
Subordinated indebtedness		(6)	8	2	(33)	(3)	(36)

Change in domestic interest expense		6	312	318	105	(2,200)	(2,095)

Foreign liabilities(1)
Deposits	Personal	(68)	(23)	(91)	40	(98)	(58)
	Business and government	(232)	(572)	(804)	673	(1,703)	(1,030)
	Bank	9	(77)	(68)	(103)	(235)	(338)

Total deposits		(291)	(672)	(963)	610	(2,036)	(1,426)
Obligations related to securities sold short		(7)	23	16	(69)	(184)	(253)
Obligations related to securities lent or sold under repurchase agreements		(27)	(94)	(121)	(48)	(265)	(313)
Other liabilities		(2)	303	301	5	(85)	(80)
Subordinated indebtedness		(9)	(10)	(19)	—	(44)	(44)

Change in foreign interest expense		(336)	(450)	(786)	498	(2,614)	(2,116)

Total change in interest expense		$(330)	$(138)	$(468)	$603	$(4,814)	$(4,211)

Change in total net interest income		$79	$81	$160	$198	$763	$961

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

114	Supplementary Annual Financial Information	CIBC Annual Report 2003	For what matters

ANALYSIS OF NET LOANS AND ACCEPTANCES

	Canada(1)					U.S.(1)

$ millions, as at October 31	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

Residential mortgages	$69,955	$66,251	$57,777	$51,203	$46,043	$14	$321	$239	$79	$46
Student	2,600	2,960	3,568	4,263	4,380	—	—	—	—	—
Personal	19,754	17,656	15,324	14,569	13,462	314	1,803	1,657	2,409	1,762
Credit card	8,844	7,194	6,707	5,564	4,158	246	278	4	—	—

Total consumer loans	101,153	94,061	83,376	75,599	68,043	574	2,402	1,900	2,488	1,808

Non-residential mortgages	4,515	3,821	3,085	2,270	1,775	—	—	—	—	—
Financial institutions	2,018	2,143	2,706	2,349	2,217	938	1,120	2,851	2,564	2,873
Retail	2,239	2,165	2,563	3,485	3,292	124	298	294	467	444
Business services	3,566	3,574	3,635	3,906	3,694	550	1,238	1,079	1,358	1,199
Manufacturing, capital goods	1,518	1,595	1,876	1,873	1,982	348	797	845	1,353	1,304
Manufacturing, consumer goods	1,737	1,863	2,278	2,319	2,593	157	559	533	367	624
Real estate and construction	2,101	2,135	2,058	2,311	2,656	1,709	2,121	1,599	1,465	1,579
Agriculture	4,232	4,177	3,807	3,701	3,458	22	—	—	6	6
Oil and gas	1,878	2,784	3,230	4,038	3,801	272	605	850	876	735
Mining	341	507	420	322	633	35	73	55	277	100
Forest products	537	559	598	897	979	89	356	297	158	240
Hardware and software	237	187	290	394	330	215	126	497	331	495
Telecommunications and cable	442	872	942	844	531	323	1,144	1,336	1,883	1,381
Publishing, printing and broadcasting	439	613	1,275	499	663	213	362	282	382	423
Transportation	828	1,063	1,246	1,116	1,282	506	667	612	813	798
Utilities	331	490	453	358	242	195	1,562	1,157	868	872
Education, health and social services	1,284	1,280	1,185	1,212	1,125	63	162	161	237	339
Governments	832	836	706	878	825	12	13	12	61	483
General allowance allocated to business and government loans(2)	(315)	(414)	—	—	—	(238)	(333)	—	—	—

Total business and government loans including acceptances	28,760	30,250	32,353	32,772	32,078	5,533	10,870	12,460	13,466	13,895

General allowance for credit losses(2)
Total net loans and acceptances	$129,913	$124,311	$115,729	$108,371	$100,121	$6,107	$13,272	$14,360	$15,954	$15,703

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

SUMMARY OF ALLOWANCES FOR CREDIT LOSSES

$ millions, for the years ended October 31	2003	2002	2001	2000	1999

Balance at beginning of year	$2,289	$2,295	$2,238	$1,752	$1,626
Provision for credit losses	1,143	1,500	1,100	1,220	750
Write-offs
Domestic
Residential mortgages	6	6	4	6	11
Student	108	145	131	129	102
Personal and credit card	560	430	349	283	224
Other business and government	295	183	90	214	273
Foreign
Personal and credit card	22	20	7	16	9
Other business and government	321	921	668	201	135

Total write-offs	1,312	1,705	1,249	849	754

Recoveries
Domestic
Personal and credit card	72	60	48	41	40
Student	36	63	89	35	35
Other business and government	12	30	25	16	39
Foreign
Personal and credit card	—	2	4	1	—
Other business and government	62	62	19	28	30

Total recoveries	182	217	185	121	144

Net write-offs	1,130	1,488	1,064	728	610
Transfer to loans held for sale	(292)	—	—	—	—
Foreign exchange and other adjustments	(54)	(18)	21	(6)	(14)

Balance at end of year	1,956	2,289	2,295	2,238	1,752
Less: allowance on letters of credit	(1)	(1)	(1)	(2)	(4)
allowance on loan substitute securities	(3)	—	—	—	—

Allowance for credit losses	$1,952	$2,288	$2,294	$2,236	$1,748

Ratio of net write-offs during year to average loans outstanding during year	0.83%	1.10%	0.83%	0.60%	0.53%

CIBC Annual Report 2003	For what matters	Supplementary Annual Financial Information	115

ANALYSIS OF NET LOANS AND ACCEPTANCES (continued)

	Other(1)					Total

$ millions, as at October 31	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

Residential mortgages	$—	$—	$712	$616	$524	$69,969	$66,572	$58,728	$51,898	$46,613
Student	—	—	—	—	—	2,600	2,960	3,568	4,263	4,380
Personal	209	192	589	589	713	20,277	19,651	17,570	17,567	15,937
Credit card	—	—	60	58	57	9,090	7,472	6,771	5,622	4,215

Total consumer loans	209	192	1,361	1,263	1,294	101,936	96,655	86,637	79,350	71,145

Non-residential mortgages	9	15	170	174	140	4,524	3,836	3,255	2,444	1,915
Financial institutions	783	866	1,315	2,954	3,774	3,739	4,129	6,872	7,867	8,864
Retail	101	64	329	357	651	2,464	2,527	3,186	4,309	4,387
Business services	448	692	1,273	866	668	4,564	5,504	5,987	6,130	5,561
Manufacturing, capital goods	142	167	291	348	442	2,008	2,559	3,012	3,574	3,728
Manufacturing, consumer goods	9	109	378	360	291	1,903	2,531	3,189	3,046	3,508
Real estate and construction	18	69	357	305	505	3,828	4,325	4,014	4,081	4,740
Agriculture	1	—	39	36	63	4,255	4,177	3,846	3,743	3,527
Oil and gas	40	96	263	203	591	2,190	3,485	4,343	5,117	5,127
Mining	130	264	370	434	353	506	844	845	1,033	1,086
Forest products	86	116	185	83	22	712	1,031	1,080	1,138	1,241
Hardware and software	5	59	139	106	156	457	372	926	831	981
Telecommunications and cable	519	2,247	2,384	2,143	808	1,284	4,263	4,662	4,870	2,720
Publishing, printing and broadcasting	29	278	222	183	156	681	1,253	1,779	1,064	1,242
Transportation	412	734	830	601	851	1,746	2,464	2,688	2,530	2,931
Utilities	304	553	753	665	548	830	2,605	2,363	1,891	1,662
Education, health and social services	—	—	26	28	99	1,347	1,442	1,372	1,477	1,563
Governments	—	18	137	95	252	844	867	855	1,034	1,560
General allowance allocated to business and government loans(2)	(192)	(205)	—	—	—	(745)	(952)	—	—	—

Total business and government loans including acceptances	2,844	6,142	9,461	9,941	10,370	37,137	47,262	54,274	56,179	56,343

General allowance for credit losses(2)						—	—	(1,250)	(1,250)	(1,000)

Total net loans and acceptances	$3,053	$6,334	$10,822	$11,204	$11,664	$139,073	$143,917	$139,661	$134,279	$126,488

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

ALLOWANCE FOR CREDIT LOSSES AS A PERCENTAGE OF EACH LOAN CATEGORY(1)

	Allowance for credit losses					Allowance as a % of each loan category

$ millions, as at October 31	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

Domestic
Residential mortgages	$45	$40	$23	$23	$24	0.06%	0.06%	0.04%	0.04%	0.05%
Personal and credit card	714	680	488	478	208	2.24	2.39	1.87	1.92	0.94
Other business and government	585	795	396	340	391	2.42	3.29	1.61	1.41	1.68

Total domestic	1,344	1,515	907	841	623	1.07	1.27	0.84	0.84	0.68

Foreign
Personal and credit card	14	21	14	9	11	1.79	0.92	0.60	0.29	0.43
Other business and government	594	752	123	136	114	6.62	4.23	0.56	0.58	0.47

Total foreign	608	773	137	145	125	6.23	3.79	0.54	0.53	0.46

General allowance for credit losses(2)	—	—	1,250	1,250	1,000	—	—	—	—	—

Total allowance	$1,952	$2,288	$2,294	$2,236	$1,748	1.44%	1.64%	1.71%	1.75%	1.47%

(1)	Percentage is calculated on loan portfolio excluding acceptances.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

116	Supplementary Annual Financial Information	CIBC Annual Report 2003	For what matters

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES

	Canada(1)					U.S.(1)

$ millions, as at October 31	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

Gross impaired loans
Residential mortgages	$177	$172	$182	$148	$138	$—	$—	$—	$—	$—
Student	86	123	177	167	136	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	137	114	101	99	143	1	2	1	1	2

Total gross impaired consumer loans	400	409	460	414	417	1	2	1	1	2

Non-residential mortgages	28	28	28	40	43	—	—	—	—	—
Financial institutions	5	7	9	12	19	23	45	50	107	—
Service and retail industries	219	253	197	152	164	13	30	15	102	28
Manufacturing, consumer and capital goods	82	54	128	112	217	35	55	37	41	40
Real estate and construction	54	51	84	110	140	—	24	—	—	—
Agriculture	73	35	42	28	18	—	—	—	—	—
Resource-based industries	11	17	23	31	44	16	93	12	15	1
Telecommunications, media and technology	6	87	62	11	20	27	372	77	13	—
Transportation	34	236	236	229	6	1	32	33	33	11
Utilities	1	8	9	15	77	7	80	—	—	—
Other	6	9	9	9	7	2	4	2	10	—

Total gross impaired — business and government loans	519	785	827	749	755	124	735	226	321	80

Total gross impaired loans	919	1,194	1,287	1,163	1,172	125	737	227	322	82
Other past due loans(2)	64	38	67	58	44	—	—	—	1	6

Total gross impaired and other past due loans	$983	$1,232	$1,354	$1,221	$1,216	$125	$737	$227	$323	$88

Allowance for credit losses
Residential mortgages	$18	$21	$23	$23	$24	$—	$—	$—	$—	$—
Student	166	237	320	363	93	—	—	—	—	—
Credit card	126	99	99	48	30	8	—	—	—	—
Personal	100	80	69	67	85	—	6	—	—	—

Total allowance — consumer loans(3)	410	437	511	501	232	8	6	—	—	—

Non-residential mortgages	16	14	16	23	25	—	—	—	—	—
Financial institutions	4	5	8	12	11	16	26	29	25	—
Service and retail industries	113	117	93	63	78	8	2	3	20	8
Manufacturing, consumer and capital goods	38	45	72	60	98	18	8	7	10	1
Real estate and construction	24	30	65	71	102	—	1	—	—	—
Agriculture	38	13	9	6	5	—	—	—	—	—
Resource-based industries	10	15	17	18	13	2	8	7	—	—
Telecommunications, media and technology	3	52	33	5	15	3	33	29	—	—
Transportation	23	76	74	74	5	1	1	1	1	—
Utilities	—	8	3	3	35	1	49	—	—	—
Other	4	6	6	5	4	—	—	—	—	—

Total allowance — business and government loans	273	381	396	340	391	49	128	76	56	9

Total allowance	$683	$818	$907	$841	$623	$57	$134	$76	$56	$9

Net impaired loans
Residential mortgages	$159	$151	$159	$125	$114	$—	$—	$—	$—	$—
Student	(80)	(114)	(143)	(196)	43	—	—	—	—	—
Credit card	(126)	(99)	(99)	(48)	(30)	(8)	—	—	—	—
Personal	37	34	32	32	58	1	(4)	1	1	2

Total net impaired consumer loans(3)	(10)	(28)	(51)	(87)	185	(7)	(4)	1	1	2

Non-residential mortgages	12	14	12	17	18	—	—	—	—	—
Financial institutions	1	2	1	—	8	7	19	21	82	—
Service and retail industries	106	136	104	89	86	5	28	12	82	20
Manufacturing, consumer and capital goods	44	9	56	52	119	17	47	30	31	39
Real estate and construction	30	21	19	39	38	—	23	—	—	—
Agriculture	35	22	33	22	13	—	—	—	—	—
Resource-based industries	1	2	6	13	31	14	85	5	15	1
Telecommunications, media and technology	3	35	29	6	5	24	339	48	13	—
Transportation	11	160	162	155	1	—	31	32	32	11
Utilities	1	—	6	12	42	6	31	—	—	—
Other	2	3	3	4	3	2	4	2	10	—

Total net impaired — business and government loans	246	404	431	409	364	75	607	150	265	71

Total net impaired loans	$236	$376	$380	$322	$549	$68	$603	$151	$266	$73

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

CIBC Annual Report 2003	For what matters	Supplementary Annual Financial Information	117

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES (continued)

	Other(1)					Total

$ millions, as at October 31	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$177	$172	$182	$148	$138
Student	—	—	—	—	—	86	123	177	167	136
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	—	—	44	42	44	138	116	146	142	189

Total gross impaired consumer loans	—	—	44	42	44	401	411	505	457	463

Non-residential mortgages	—	—	—	—	—	28	28	28	40	43
Financial institutions	1	3	9	25	48	29	55	68	144	67
Service and retail industries	225	—	33	11	15	457	283	245	265	207
Manufacturing, consumer and capital goods	—	—	4	10	5	117	109	169	163	262
Real estate and construction	3	9	23	31	41	57	84	107	141	181
Agriculture	2	3	6	6	6	75	38	48	34	24
Resource-based industries	28	34	—	—	—	55	144	35	46	45
Telecommunications, media and technology	25	274	56	8	20	58	733	195	32	40
Transportation	—	—	1	25	34	35	268	270	287	51
Utilities	48	21	12	16	11	56	109	21	31	88
Other	—	—	—	2	4	8	13	11	21	11

Total gross impaired — business and government loans	332	344	144	134	184	975	1,864	1,197	1,204	1,019

Total gross impaired loans	332	344	188	176	228	1,376	2,275	1,702	1,661	1,482
Other past due loans(2)	—	—	1	2	18	64	38	68	61	68

Total gross impaired and other past due loans	$332	$344	$189	$178	$246	$1,440	$2,313	$1,770	$1,722	$1,550

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$18	$21	$23	$23	$24
Student	—	—	—	—	—	166	237	320	363	93
Credit card	—	—	—	—	—	134	99	99	48	30
Personal	—	—	14	9	11	100	86	83	76	96

Total allowance — consumer loans(3)	—	—	14	9	11	418	443	525	510	243

Non-residential mortgages	—	—	—	—	—	16	14	16	23	25
Financial institutions	1	2	4	13	27	21	33	41	50	38
Service and retail industries	79	—	5	2	5	200	119	101	85	91
Manufacturing, consumer and capital goods	—	—	2	5	3	56	53	81	75	102
Real estate and construction	3	9	13	22	29	27	40	78	93	131
Agriculture	2	3	4	4	4	40	16	13	10	9
Resource-based industries	15	18	—	—	—	27	41	24	18	13
Telecommunications, media and technology	11	38	7	8	18	17	123	69	13	33
Transportation	—	—	—	10	6	24	77	75	85	11
Utilities	4	16	12	16	11	5	73	15	19	46
Other	—	—	—	—	2	4	6	6	5	6

Total allowance — business and government loans	115	86	47	80	105	437	595	519	476	505

Total allowance	$115	$86	$61	$89	$116	$855	$1,038	$1,044	$986	$748

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$159	$151	$159	$125	$114
Student	—	—	—	—	—	(80)	(114)	(143)	(196)	43
Credit card	—	—	—	—	—	(134)	(99)	(99)	(48)	(30)
Personal	—	—	30	33	33	38	30	63	66	93

Total net impaired consumer loans(3)	—	—	30	33	33	(17)	(32)	(20)	(53)	220

Non-residential mortgages	—	—	—	—	—	12	14	12	17	18
Financial institutions	—	1	5	12	21	8	22	27	94	29
Service and retail industries	146	—	28	9	10	257	164	144	180	116
Manufacturing, consumer and capital goods	—	—	2	5	2	61	56	88	88	160
Real estate and construction	—	—	10	9	12	30	44	29	48	50
Agriculture	—	—	2	2	2	35	22	35	24	15
Resource-based industries	13	16	—	—	—	28	103	11	28	32
Telecommunications, media and technology	14	236	49	—	2	41	610	126	19	7
Transportation	—	—	1	15	28	11	191	195	202	40
Utilities	44	5	—	—	—	51	36	6	12	42
Other	—	—	—	2	2	4	7	5	16	5

Total net impaired — business and government loans	217	258	97	54	79	538	1,269	678	728	514

Total net impaired loans	$217	$258	$127	$87	$112	$521	$1,237	$658	$675	$734

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

118	Supplementary Annual Financial Information	CIBC Annual Report 2003	For what matters

DEPOSITS

	Average balance			Interest			Rate

$ millions, for the years ended October 31	2003	2002	2001	2003	2002	2001	2003	2002	2001

Deposits in domestic bank offices
Payable on demand
Personal	$5,774	$5,793	$4,040	$60	$53	$126	1.04%	0.91%	3.12%
Business and government	15,525	15,063	13,193	143	122	297	0.92	0.81	2.25
Bank	429	356	378	4	4	8	0.93	1.12	2.12
Payable after notice
Personal	25,015	23,348	18,317	151	115	146	0.60	0.49	0.80
Business and government	5,955	6,000	5,640	126	101	219	2.12	1.68	3.88
Bank	1	1	1	—	—	—	—	—	—
Payable on a fixed date
Personal	35,525	35,463	38,401	1,100	1,249	1,847	3.10	3.52	4.81
Business and government	34,519	32,934	33,269	1,013	860	1,603	2.93	2.61	4.82
Bank	628	735	926	12	16	45	1.91	2.18	4.86

Total domestic	123,371	119,693	114,165	2,609	2,520	4,291	2.11	2.11	3.76

Deposits in foreign bank offices
Payable on demand
Personal	254	736	622	—	6	7	—	0.82	1.13
Business and government	308	969	1,061	1	6	15	0.32	0.62	1.41
Bank	94	114	138	2	2	5	2.13	1.75	3.62
Payable after notice
Personal	87	1,254	643	1	38	28	1.15	3.03	4.35
Business and government	8	135	160	—	2	3	—	1.48	1.88
Bank	111	11	—	1	—	—	0.90	—	—
Payable on a fixed date
Personal	1,025	2,155	2,252	18	68	106	1.76	3.16	4.71
Business and government	57,473	65,939	54,864	924	1,719	2,827	1.61	2.61	5.15
Bank	11,608	11,417	13,525	220	286	607	1.90	2.51	4.49

Total foreign	70,968	82,730	73,265	1,167	2,127	3,598	1.64	2.57	4.91

Total deposits	$194,339	$202,423	$187,430	$3,776	$4,647	$7,889	1.94%	2.30%	4.21%

SHORT-TERM BORROWINGS

$ millions, as at or for the years ended October 31	2003	2002	2001

Amounts outstanding at end of year
Obligations related to securities sold short	$11,659	$8,436	$11,213
Obligations related to securities lent or sold under repurchase agreements	19,293	9,615	21,403

Total short-term borrowings	$30,952	$18,051	$32,616

Obligations related to securities sold short
Average balance	$11,403	$12,754	$13,513
Maximum month-end balance	12,568	16,413	16,082
Average interest rate	3.47%	3.25%	5.36%
Obligations related to securities lent or sold under repurchase agreements
Average balance	18,895	21,054	21,475
Maximum month-end balance	21,584	23,977	27,660
Average interest rate	2.59%	2.92%	5.37%

CIBC Annual Report 2003	For what matters	Quarterly Review	119

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2003				2002

Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,426	$1,482	$1,364	$1,398	$1,426	$1,325	$1,315	$1,444
Non-interest income	1,471	1,384	1,370	1,681	1,065	1,209	1,654	1,603

Total revenue	2,897	2,866	2,734	3,079	2,491	2,534	2,969	3,047
Provision for credit losses	131	425	248	339	280	290	390	540
Non-interest expenses	2,038	1,952	2,045	2,093	2,673	1,982	2,313	2,161

Income (loss) before income taxes and non-controlling interests	728	489	441	647	(462)	262	266	346
Income taxes	217	(300)	122	200	(378)	54	32	13
Non-controlling interests in net income of subsidiaries	1	1	(1)	2	16	15	7	—

Net income (loss)	$510	$788	$320	$445	$(100)	$193	$227	$333

Dividends on preferred shares	$43	$46	$47	$44	$44	$45	$40	$32
Net income (loss) applicable to common shares	$467	$742	$273	$401	$(144)	$148	$187	$301

CONDENSED CONSOLIDATED BALANCE SHEETS

		2003				2002

	Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Assets
	Cash resources	$10,454	$13,059	$8,293	$9,161	$9,512	$12,845	$13,889	$10,748
	Securities	70,502	70,619	71,056	72,380	65,292	84,782	79,932	76,893
	Securities borrowed or purchased under resale agreements	19,829	19,327	17,067	18,248	16,020	23,845	22,243	27,865
Loans	Residential mortgages	70,014	70,082	68,545	67,721	66,612	65,226	62,713	61,254
	Personal and credit card	32,695	31,942	31,609	30,805	30,784	30,950	30,178	29,485
	Business and government	33,177	36,844	38,949	40,508	41,961	44,316	44,464	44,334
	Allowance for credit losses	(1,952)	(2,478)	(2,402)	(2,389)	(2,288)	(2,552)	(2,467)	(2,354)
	Derivative instruments market valuation	22,796	24,124	26,993	26,984	24,717	23,890	19,585	22,331
	Customers’ liability under acceptances	5,139	5,264	5,841	5,980	6,848	6,739	7,097	7,542
	Other assets	14,493	14,471	13,886	13,656	13,835	14,619	13,553	13,196

		$277,147	$283,254	$279,837	$283,054	$273,293	$304,660	$291,187	$291,294

	Liabilities and shareholders’ equity
Deposits	Personal	$69,202	$68,996	$67,874	$67,843	$67,975	$70,515	$69,970	$69,457
	Business and government	106,768	115,600	110,541	115,501	117,986	127,208	123,494	120,286
	Bank	12,160	13,496	14,571	14,938	10,669	16,847	10,446	12,728
	Derivative instruments market valuation	21,945	23,103	26,436	26,004	24,794	23,584	19,985	23,004
	Acceptances	5,147	5,264	5,871	6,010	6,878	6,739	7,097	7,542
	Obligations related to securities lent or sold short or under repurchase agreements	30,952	26,792	25,155	24,533	18,051	31,453	31,780	30,859
	Other liabilities	13,998	13,403	12,763	11,562	10,980	11,863	11,987	11,035
	Subordinated indebtedness	3,197	3,256	3,698	3,841	3,627	3,863	3,845	3,992
	Shareholders’ equity	13,778	13,344	12,928	12,822	12,333	12,588	12,583	12,391

		$277,147	$283,254	$279,837	$283,054	$273,293	$304,660	$291,187	$291,294

SELECT FINANCIAL MEASURES

	2003				2002

Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Return on common equity(1)	17.9%	29.9%	11.9%	16.8%	(6.0)%	6.2%	8.0%	12.4%
Return on average assets	0.73%	1.09%	0.46%	0.61%	(0.13)%	0.26%	0.32%	0.46%
Average common shareholders’ equity ($ millions)	$10,374	$9,835	$9,386	$9,451	$9,487	$9,525	$9,601	$9,653
Average assets ($ millions)	$279,009	$285,829	$284,432	$289,676	$298,174	$294,975	$289,533	$287,262
Average assets to average common equity	26.9	29.1	30.3	30.7	31.4	31.0	30.2	29.8
Tier 1 capital ratio	10.8%	10.2%	9.3%	9.0%	8.7%	8.8%	8.9%	9.0%
Total capital ratio	13.0%	12.2%	11.7%	11.9%	11.3%	11.9%	12.0%	12.1%
Net interest margin	2.03%	2.06%	1.97%	1.91%	1.90%	1.78%	1.86%	1.99%
Efficiency ratio(2)	70.4%	68.1%	74.8%	68.0%	107.3%	78.2%	77.9%	70.9%

COMMON SHARE INFORMATION

		2003				2002

Unaudited, as at or for the quarter		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average shares outstanding (thousands)		361,266	360,270	359,506	359,131	359,057	358,961	360,817	363,386
Per share	— basic earnings (loss)	$1.29	$2.04	$0.76	$1.12	$(0.40)	$0.41	$0.51	$0.82
	— diluted earnings (loss)	1.28	2.02	0.76	1.11	(0.40)	0.41	0.51	0.82
	— dividends	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.37
	— book value(3)	28.78	28.42	26.77	26.43	25.75	26.44	26.45	26.71
Share price(4)	— high	60.95	55.42	49.45	45.75	44.57	54.50	57.70	56.60
	— low	51.90	46.27	41.05	39.50	34.26	38.75	49.45	50.45
	— close	59.21	54.52	47.80	43.55	38.75	45.10	54.70	54.45
Price to earnings multiple(5) (12-month trailing)		11.4	15.5	25.3	26.6	28.9	19.5	17.9	14.7
Dividend payout ratio		31.7%	19.9%	53.9%	36.7%	>100%	99.1%	79.2%	44.7%

(1)	Net income applicable to common shares divided by average common shareholders’ equity for the period, annualized.

(2)	Efficiency ratio may also be referred to as non-interest expenses to revenue ratio. Calculated as non-interest expenses divided by total revenue.

(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(4)	The high and low price during the period, and closing price on the last trading day of the period, on the Toronto Stock Exchange.

(5)	Closing common share price expressed as a multiple of net income per common share for the year.

120	Ten-year Statistical Review	CIBC Annual Report 2003	For what matters

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Net interest income	$5,670	$5,510	$4,549	$4,282	$4,408	$4,337	$4,517	$4,463	$4,074	$4.002
Non-interest income	5,906	5,531	6,613	7,797	5,728	4,804	3,980	2,892	2,258	2,252

Total revenue	11,576	11,041	11,162	12,079	10,136	9,141	8,497	7,355	6,332	6,254
Provision for credit losses	1,143	1,500	1,100	1,220	750	480	610	480	680	880
Non-interest expenses	8,128	9,129	8,226	8,096	7,998	7,125	5,372	4,584	3,991	3,907

Income before income taxes and non-controlling interests	2,305	412	1,836	2,763	1,388	1,536	2,515	2,291	1,661	1,467
Income taxes	239	(279)	92	641	320	460	937	911	635	550
Non-controlling interests in net income of subsidiaries	3	38	58	62	39	20	27	14	11	27

Net income	$2,063	$653	$1,686	$2,060	$1,029	$1,056	$1,551	$1,366	$1,015	$890

Dividends on preferred shares	$180	$161	$121	$128	$112	$116	$98	$112	$111	$141
Net income applicable to common shares	$1,883	$492	$1,565	$1,932	$917	$940	$1,453	$1,254	$904	$749

CONDENSED CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Assets
Cash resources	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931	$8,120	$15,419	$9,436
Securities	70,502	65,292	74,794	69,242	59,492	60,970	45,252	39,817	38,255	28,753
Securities borrowed or purchased under resale agreements	19,829	16,020	24,079	20,461	19,158	36,293	37,629	32,534	14,173	6,584
Loans
Residential mortgages	70,014	66,612	58,751	51,921	46,637	43,199	40,039	36,932	34,686	32,248
Personal and credit card	32,695	30,784	28,411	27,939	24,751	24,563	22,305	20,132	18,716	16,953
Business and government	33,177	41,961	46,693	47,567	47,552	49,811	47,107	45,642	44,013	45,715
Allowance for credit losses	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)	(1,422)	(1,467)	(1,562)
Derivative instruments market valuation	22,796	24,717	25,723	23,847	24,449	37,157	21,977	13,314	9,207	7,100
Customers’ liability under acceptances	5,139	6,848	8,100	9,088	9,296	10,995	10,375	8,733	8,315	7,259
Other assets	14,493	13,835	11,867	9,194	8,217	9,256	6,965	6,430	5,191	4,889

	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508	$157,375

Liabilities and shareholders’ equity
Deposits
Personal	$69,202	$67,975	$66,826	$63,109	$60,878	$59,993	$59,188	$61,484	$61,061	$59,040
Business and government	106,768	117,986	114,270	103,141	85,940	84,862	60,272	43,705	45,738	36,213
Bank	12,160	10,669	13,256	13,382	13,223	15,020	19,438	22,232	22,683	20,209
Derivative instruments market valuation	21,945	24,794	26,395	24,374	25,097	36,245	21,376	12,500	8,135	6,373
Acceptances	5,147	6,878	8,100	9,088	9,296	10,995	10,375	8,733	8,315	7,259
Obligations related to securities lent or sold short or under repurchase agreements	30,952	18,051	32,616	28,191	29,203	48,659	43,932	41,907	22,211	10,569
Other liabilities	13,998	10,980	10,112	10,630	11,092	9,806	8,267	7,041	6,015	5,836
Subordinated indebtedness	3,197	3,627	3,999	4,418	4,544	4,714	4,894	3,892	3,671	3,441
Shareholders’ equity
Preferred shares	3,357	3,088	2,299	1,876	1,933	1,961	1,518	1,068	1,355	1,691
Common shares	2,950	2,842	2,827	2,868	3,035	3,128	3,105	3,055	3,202	3,200
Contributed surplus	50	26	—	—	—	—	—	—	—	—
Retained earnings	7,421	6,377	6,774	6,625	6,090	6,047	5,624	4,615	4,122	3,544

	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508	$157,375

CIBC Annual Report 2003	For what matters	Ten-year Statistical Review	121

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31		2003	2002		2001		2000	1999	1998	1997	1996		1995	1994

Balance at beginning of year		$12,333	$11,900		$11,369		$11,058	$11,136	$10,247	$8,738	$8,679		$8,435	$7,954
Adjustment for change in accounting policy		—	(42	)(1)	(140	)(2)	—	—	—	—	(94	)(3)	—	—
Premium on redemption/repurchase of share capital	Preferred	(8)	—		—		(17)	—	(10)	—	(34)		—	—
	Common	—	(269)		(736)		(873)	(397)	—	—	(281)		—	—
Changes in share capital	Preferred	350	800		400		(80)	—	391	436	(290)		(336)	(187)
	Common	108	15		(41)		(167)	(93)	23	50	(147)		2	184
Changes in contributed surplus		24	26		—		—	—	—	—	—		—	—
Net income		2,063	653		1,686		2,060	1,029	1,056	1,551	1,366		1,015	890
Dividends	Preferred	(180)	(161)		(121)		(128)	(112)	(116)	(98)	(112)		(111)	(141)
	Common	(591)	(577)		(536)		(501)	(492)	(498)	(434)	(352)		(320)	(281)
Other		(321)	(12)		19		17	(13)	43	4	3		(6)	16

Balance at end of year		$13,778	$12,333		$11,900		$11,369	$11,058	$11,136	$10,247	$8,738		$8,679	$8,435

(1)	Represents the effect of implementing the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer Directors, as encouraged by section 3870.

(2)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(3)	Represents the effect of implementing the CICA handbook section 3025, “Impaired Loans,” which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.

SELECT FINANCIAL MEASURES

As at or for the years ended October 31	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Return on common equity(1)	19.3%	5.1%	16.1%	20.5%	9.8%	10.3%	17.7%	17.1%	12.9%	11.7%
Return on average assets	0.72%	0.22%	0.60%	0.78%	0.38%	0.38%	0.66%	0.70%	0.61%	0.57%
Average common shareholders’ equity ($ millions)	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195	$7,332	$7,003	$6,393
Average assets ($ millions)	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025	$196,063	$165,846	$155,640
Average assets to average common equity	29.2	30.6	28.6	27.9	29.2	30.6	28.8	26.7	23.7	24.3
Tier 1 capital ratio	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%	7.0%	6.6%	7.0%	7.1%
Total capital ratio	13.0%	11.3%	12.0%	12.1%	11.5%	10.8%	9.8%	9.0%	9.6%	9.9%
Net interest margin	1.99%	1.88%	1.63%	1.63%	1.62%	1.56%	1.91%	2.28%	2.46%	2.57%
Efficiency ratio(2)	70.2%	82.7%	73.7%	67.0%	78.9%	77.9%	63.2%	62.3%	63.0%	62.5%

(1)	Net income applicable to common shares divided by average common shareholders’ equity for the year.

(2)	Efficiency ratio may also be referred to as non-interest expenses to revenue ratio. Calculated as non-interest expenses divided by total revenue.

COMMON SHARE INFORMATION

As at or for the years ended October 31		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Average number outstanding (thousands)		360,048	360,553	372,305	388,951	409,789	415,030	413,545	415,028	432,614	425,464
Per share	— basic earnings	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51	$2.94	$2.09	$1.76
	— diluted earnings	5.18	1.35	4.13	4.90	2.21	2.22	3.49	2.93	2.09	1.76
	— dividends	1.64	1.60	1.44	1.29	1.20	1.20	1.05	0.85	0.74	0.66
	— book value(1)	28.78	25.75	26.44	25.17	22.68	22.08	21.07	18.62	16.93	15.59
Share price(2)	— high	60.95	57.70	57.00	50.50	42.60	59.80	41.75	28.30	18.57	18.13
	— low	39.50	34.26	43.20	30.50	28.00	24.40	26.55	18.00	15.57	14.00
	— close	59.21	38.75	48.82	48.40	31.70	30.65	41.20	27.85	18.19	16.00
Price to earnings multiple(3) (12-month trailing)		11.4	28.9	11.7	9.8	14.2	13.7	11.7	9.5	8.7	9.1
Dividend payout ratio(4)		31.4%	>100%	34.2%	25.9%	53.6%	53.0%	29.9%	28.1%	35.4%	37.5%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(2)	The high and low price during the year, and closing price on the last trading day of the year, on the Toronto Stock Exchange.

(3)	Closing common share price expressed as a multiple of net income per common share for the year.

(4)	Total common share dividends divided by net income applicable to common shares for the year.

DIVIDENDS ON PREFERRED SHARES(1)

For the years ended October 31		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Class A	Series 4	$—	$—	$—	$—	$—	$—	$3.4106	$4.7360	$6.0900	$4.5840
	Series 5	—	—	—	—	—	—	0.8240	1.1600	1.4728	1.1057
	Series 6	—	—	—	—	—	—	—	—	—	2.4349
	Series 7	—	—	—	—	—	—	—	—	4,208	3,507
	Series 8	—	—	—	—	—	—	—	—	0.6706	2.2200
	Series 9	—	—	—	—	—	1.1375	2.2750	2.2750	2.2750	2.2750
	Series 10	—	—	—	—	—	—	—	2.8175	2.5555	2.5786
	Series 11	—	—	—	—	—	—	—	2.4060	2.2125	2.2125
	Series 12	—	—	—	2.4100	2.4267	2.4097	2.2462	2.2188	2.1856	2.2054
	Series 13	—	—	—	1.7500	1.7500	1.7500	1.7500	1.7500	1.7500	1.7500
	Series 14	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870	1.1197	—	—
	Series 15	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110	—	—	—
	Series 16	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367	—	—	—
	Series 17	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880	—	—	—
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—	—	—	—
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—	—	—	—
	Series 20	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—	—	—	—
	Series 21	1.5000	1.5000	1.5000	1.1372	—	—	—	—	—	—
	Series 22	2.2152	2.4606	2.4031	1.7713	—	—	—	—	—	—
	Series 23	1.3250	1.3250	0.9938	—	—	—	—	—	—	—
	Series 24	1.5000	1.2962	—	—	—	—	—	—	—	—
	Series 25	1.5000	0.8048	—	—	—	—	—	—	—	—
	Series 26	1.0859	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

122	Governance	CIBC Annual Report 2003	For what matters

Governance

Long-term success requires effective governance. The Board of Directors and management of CIBC are committed to excellence in this regard. While CIBC has already been recognized as a leader in this area, we strive each year for continuous improvements in the structure and processes that support this position. More importantly, the Board and management are dedicated to promoting a culture at CIBC that ensures integrity and high ethical standards are embedded in all of our activities.

Table of Contents

123	Board of Directors — Continuous improvement in composition and practices
123	Board of Directors — Independence
124	Board members — 20 Directors in 2003
125	Board committees — Providing expertise
127	Governance processes — Responding to regulatory developments
127	Management governance structure — An integrated governance model
129	Officers — Supporting good governance
130	Communication with stakeholders — Commitment to transparency

CIBC Annual Report 2003	For what matters	Governance	123

To achieve excellence in governance, CIBC’s Board seeks to maintain a high level of expertise and independence for itself. In addition, as a financial institution, CIBC is subject to many regulatory and compliance requirements, which we consistently aim to meet or exceed.

Another key aspect of strong governance is the regular and candid interaction between the Board and management. The combination of CIBC’s governance framework and this ongoing, transparent communication is crucial to ensure that the long-term interests of CIBC’s stakeholders are well served.

Board of Directors — Continuous improvement in composition and practices

The Board’s duty is to supervise the management of the business and affairs of CIBC, working with senior management to enhance shareholder value. The quality, independence and effectiveness of the Board are of fundamental importance in ensuring that its oversight obligations are fulfilled. The Board seeks individuals of the highest quality whose competencies are complementary and meet the needs of the Board and the shareholders. The Board has a formal nomination process led by the Chairman of the Board and the Corporate Governance Committee; the names of proposed directors are presented annually to the shareholders for election.

     The Board undertakes an annual formal assessment process for itself, its committees and its individual members. Each member is subject to a formal peer review, conducted by independent consultants. The mandates of the Board and its committees are reviewed, updated and approved annually.

     During the year, the Board underwent an additional review of its structure, assisted by an external consulting firm. As a result of this exercise, the Corporate Governance Committee has reviewed the composition of the Board and has defined desirable characteristics for directors. This committee is currently engaged in a search for a number of potential new directors who would best meet the evolving needs of the Board and has retained an outside recruitment consultant to assist in this regard.

Board of Directors — Independence

The Board has determined that, on the advice of the Corporate Governance Committee, only three of the 20 directors are “related” to CIBC, based on the Toronto Stock Exchange’s (TSX) corporate governance guidelines, and the same three directors are “affiliated” based on the prescribed tests under the Bank Act. During 2003, to further enhance Board independence, the roles of Chairman and Chief Executive Officer were separated. John Hunkin, formerly Chairman and Chief Executive Officer, was appointed President and continues as Chief Executive Officer of CIBC. William Etherington, previously the Lead Director, was elected Chairman of the Board.

     The mandates of the Chairman and the Chief Executive Officer were revised to clarify their respective duties.

See pages 2 and 6 for letters from the Chief Executive Officer and Chairman, respectively.

     To facilitate its independent operation, the Board continued its practice of holding a portion of the meeting in the absence of the Chief Executive Officer or any other members of management.

124	Governance	CIBC Annual Report 2003	For what matters

Board members

Douglas G. Bassett (’80), O.C., O. Ont., LL.D., D.Litt.
Chairman, Windward Investments
Toronto, Ontario, Canada

Jalynn H. Bennett (’94), C.M.
President, Jalynn H. Bennett and Associates, Ltd.
Toronto, Ontario, Canada

The Lord Black of Crossharbour (’77), P.C.(Can), O.C., KCSG
Chairman and Chief Executive Officer, Argus Corporation Limited
London, England

Gary F. Colter (’03), F.C.A.
President, CRS Inc.
Toronto, Ontario, Canada

Pat M. Delbridge (’93)
President, PDA Inc.
Toronto, Ontario, Canada

William L. Duke (’91)
Farmer,
Redvers, Saskatchewan, Canada

Ivan E.H. Duvar (’89), B.E., DCL, P.Eng.
President and Chief Executive Officer, MIJAC Inc.
Amherst, Nova Scotia, Canada

William A. Etherington (’94)
Chairman of the Board, CIBC
Toronto, Ontario, Canada

R.D. Fullerton (’74)
Company Director
Toronto, Ontario, Canada

A.L. Flood (’89), C.M.
Company Director
Thornhill, Ontario, Canada

Margot A. Franssen (’92), O.C.
President and Partner, The Body Shop Canada
Toronto, Ontario, Canada

The Honourable Gordon D. Giffin (’01)
Senior Partner, McKenna Long & Aldridge LLP
Atlanta, Georgia, U.S.A.

The Honourable James A. Grant (’91), P.C., C.M., Q.C.
Chair Emeritus, Stikeman Elliott LLP
Montréal, Québec, Canada

Albert E.P. Hickman (’89)
Chairman and President, Hickman Motors Limited
St. John’s, Newfoundland, Canada

John S. Hunkin (’93)
President and Chief Executive Officer, CIBC
Toronto, Ontario, Canada

Arnold Naimark (’87), O.C., O.M., M.D., LL.D., F.R.C.P.(C), F.R.S.(Can.)
Past President, University of Manitoba and Director of its Centre for the Advancement of Medicine
Winnipeg, Manitoba, Canada

Michael E.J. Phelps (’89), O.C., B.A., LL.B., LL.M., LL.D.
Chairman, Dornoch Capital Inc.
Vancouver, British Columbia, Canada

Charles Sirois (’97), C.M., B.Fin., M.Fin.
Chairman and Chief Executive Officer, Telesystem Ltd.
Montréal, Québec, Canada

Stephen G. Snyder (’00), B.Sc., M.B.A.
President and Chief Executive Officer, TransAlta Corporation
Calgary, Alberta, Canada

W. Galen Weston (’78), O.C.
President and Chairman, George Weston Limited
Toronto, Ontario, Canada

CIBC Annual Report 2003	For what matters	Governance	125

Board committees — Providing expertise

The Board believes that the governance of CIBC is more effectively carried out by the active participation of committees to assist the Board in the fulfillment of its responsibilities. The composition of the committees is reviewed regularly by the Corporate Governance Committee and any recommendations for changes are made to the Board.

The Corporate Governance Committee reviews corporate governance matters pertaining to the shareholders and the Board. This committee’s responsibilities include:

•	Reviewing the state of CIBC’s corporate governance as to quality and effectiveness and recommending enhancements to the Board of Directors

•	Reviewing, at least annually, the performance of the Chief Executive Officer (CEO) and succession planning for the CEO

•	Reviewing and evaluating the role, composition and performance of the Board and its committees and the methods and processes by which the Board fulfills its duties, and

•	Establishing criteria for election and re-election of directors

The committee met eight times during the year and participated in several governance initiatives and activities, including:

•	Engaging outside consultants to assess the overall composition of the Board and convening a search for new directors, and

•	Separating the roles of the Chairman and Chief Executive Officer

Members: J.H. Bennett (Chair*), G.F. Colter, J.A. Grant, M.E.J. Phelps, C.Sirois

* as of December 2003

The Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing financial information, CIBC’s control systems and procedures, and the overall control environment for managing business risks. This committee’s responsibilities include:

•	Reviewing the financial information that will be provided to shareholders and others to ensure that it reasonably reflects the performance of CIBC and that it has been prepared in accordance with applicable CIBC policies and regulatory requirements

•	Reviewing the systems of internal controls established by the Board to protect CIBC and its shareholders, and to satisfy regulatory requirements

•	Selecting and overseeing work of the external auditors, including independence, and approving fees; and reviewing audit scope of CIBC’s internal auditors

•	Monitoring procedures established by the Board to provide disclosure of information to customers, reviewing and assessing CIBC’s processes for administering the code of conduct, and establishing procedures for the handling of complaints

•	Reviewing procedures and practices with respect to self-dealing and establishing criteria to measure materiality of such transactions, and

•	Reviewing investments and transactions that could adversely affect the well-being of CIBC

The committee met nine times during the year and participated in several governance initiatives and activities, including:

•	Continuing to build a direct relationship with the shareholders’ auditors, further reinforcing the auditors’ accountability to the Board

•	Launching initiatives to implement policies and procedures to comply with the U.S. Sarbanes-Oxley Act, and

•	Launching a review to further enhance CIBC’s internal control systems

Members: D.G. Bassett, G.F. Colter (Chair*), P.M. Delbridge, W.L. Duke, I.E.H.Duvar, R.D. Fullerton

*	as of December 2003

126	Governance	CIBC Annual Report 2003	For what matters

The Management Resources and Compensation Committee provides detailed review, oversight and approval of CIBC’s human resource policies, practices and procedures and ensures that they are supportive of CIBC’s goals and business strategies. This committee’s responsibilities include:

•	Assisting the Board in meeting its corporate governance responsibilities by ensuring the deployment of effective long-term human resource strategies focused on attracting, retaining, and motivating high calibre senior management resources

•	Reviewing management’s oversight with respect to human resource activities to assess whether they meet or exceed Canada Deposit Insurance Corporation (CDIC) and other regulatory standards

•	Monitoring succession planning for senior management other than the CEO

•	Reviewing short-term and long-term incentive compensation recommendations in relation to CIBC’s business goals, strategies and results, and overseeing and recommending changes to compensation for the CEO to the Board

•	Reviewing and recommending to the Board for approval the Report on Executive Compensation in the Management Proxy Circular, and

•	Approving pension plan investment policies and overseeing the governance and investment performance of pension fund activities

The committee met seven times during the year and participated in several governance initiatives and activities, including:

•	Reviewing CIBC’s compensation philosophies and plans and evaluating new programs based on the competitive market framework and trends

•	Approving Executive Share Ownership Guidelines for CIBC and reviewing actual share ownership of the Senior Executive Team to ensure alignment with shareholder interests, and

•	Reviewing compensation for senior executives to ensure the relationship to performance is appropriate against market frame references, and engaging external consultants to better understand market trends for overall performance levels in the industry

Members: J.H. Bennett, M.A. Franssen, J.A. Grant, C. Sirois (Chair*), S.G. Snyder

* as of December 2003

The Risk Management Committee ensures policy guidelines and systems exist and are being followed to maintain acceptable levels of credit, market and liquidity risks. This committee’s responsibilities include:

•	Reviewing and monitoring CIBC’s compliance with CDIC standards relating to credit, market and liquidity risk management

•	Reviewing and approving credits above certain threshold amounts and reviewing impaired loans and anticipated loan losses on a regular basis

•	Reviewing and recommending to the Board investment and lending policies and procedures

•	Reviewing CIBC’s balance sheet resource allocation process, and

•	Reviewing activities in CIBC’s subsidiaries, affiliates and legal entities

The committee met nine times during the year and participated in several governance initiatives and activities, including:

•	Reviewing and approving mandates for functions within Treasury, Balance Sheet and Risk Management that adjudicate, measure, monitor and control credit, market and liquidity risk and the balance sheet

•	Conducting ongoing review of top risk issues within CIBC

•	Reviewing the investment and credit portfolios, as well as summaries of market and liquidity risk issues, several times during the year

•	Reviewing and approving a new risk rating model for corporate loans, consistent with emerging industry practice and congruent with Basel II Capital Accord requirements, and

•	Reviewing and approving a new Reputational and Legal Risks policy for credit and complex structured finance transactions, aimed at strengthening CIBC’s internal due diligence and governance processes as they relate to credit products

Members: A.L. Flood, G.D. Giffin, A.E.P. Hickman, A. Naimark, M.E.J. Phelps (Chair*)

* as of December 2003

CIBC Annual Report 2003	For what matters	Governance	127

Governance processes — Responding to regulatory developments

CIBC regularly reviews and enhances its governance practices, monitoring and, where appropriate, responding to both Canadian and U.S. regulatory developments. CIBC has completed a comparison of its governance procedures to the TSX corporate governance guidelines. CIBC’s management and the Board believe that CIBC’s corporate governance practices are consistent with these guidelines.

For a comparison of CIBC’s governance procedures with the TSX corporate governance guidelines, see CIBC’s Management Proxy Circular available at www.cibc.com

     One of the most significant regulatory developments that affected CIBC in 2003 was the U.S. Sarbanes-Oxley Act. Many provisions of this act apply to CIBC as a non-U.S. public company with securities listed on a U.S. exchange. In this regard, CIBC has assessed its practices against these requirements and has undertaken initiatives to meet them. For example, CIBC has instituted a formal quarterly evaluation of the design and operation of disclosure controls and procedures under the supervision and with the participation of CIBC senior management; ensured that the Audit Committee is composed of independent directors and designated G.F. Colter as the “financial expert”; and adopted the practice of voluntarily furnishing the U.S. Securities and Exchange Commission with certificates of the Chief Executive Officer and Chief Financial Officer relating to CIBC’s quarterly financial reports.

For additional information regarding CIBC’s regulatory environment, see the Regulatory section.

Management governance structure — An integrated governance model

The management team at CIBC also plays a key role in the overall governance of CIBC’s businesses. While the Board has overall responsibility for supervising CIBC’s business affairs, CIBC’s senior management is responsible for the day-to-day operations and for providing timely and accurate information to the Board to assist the directors in their oversight responsibilities. At each Board meeting, a standing agenda item is the review of key business issues that merit continuing attention of the Board and management.

     CIBC’s most senior management, the Senior Executive Team (SET), establishes CIBC-wide strategic direction and performance targets. This group is responsible for the overall management of CIBC, establishing mandates, authorities and limits of various management committees. In addition, the SET approves all material transactions and strategic investments of CIBC. The SET members are:

Senior Executive Team

HUNKIN, J.S. (JOHN)
President and Chief Executive Officer
CIBC

DENHAM, G.H. (JILL)
Vice Chair
CIBC Retail Markets

FOX, W.C. (WAYNE)
Vice Chair and Chief Risk Officer
Treasury, Balance Sheet and Risk Management

KASSIE, D.J. (DAVID)
Vice Chair
CIBC
Chairman and Chief Executive Officer
CIBC World Markets

LALONDE, R.A. (RON)
Senior Executive Vice-President and Chief Administrative Officer
Administration

McCAUGHEY, G.T. (GERRY)
Vice Chair
CIBC Wealth Management

VENN, R.E. (RICHARD)
Senior Executive Vice-President
Corporate Development

WOELLER, M.D. (MIKE)
Vice Chair and Chief Information Officer
Technology and Operations

WOODS, T.D. (TOM)
Senior Executive Vice-President and Chief Financial Officer
Finance

128	Governance	CIBC Annual Report 2003	For what matters

     A system of internal controls supports the SET in the governance of the activities of CIBC. This system assists in ensuring the efficiency and effectiveness of operations, reliability of financial information, and compliance with regulations and laws, and includes:

•	Policies, procedures and standards to govern conduct of employees globally, human resource programs, outsourcing, management of CIBC’s interests in legal entities, and information security

•	A comprehensive Business Continuity Management program and Corporate Insurance program, and

•	Infrastructure, policies and procedures to identify and control credit, market liquidity, funding, and operational and legal risks

In this regard, management committees have been established to lead the design, maintenance and enhancement of this system of organization and procedural controls. These committees often work closely with appropriate Board committees to form a comprehensive framework of measurement, monitoring and control policies and standards.

     While there are many management committees involved in the governance of CIBC and its activities, the committees which play key roles in this regard are:

Capital and Risk Committee (CRC)

•	Recommends policies and standards for credit, market and liquidity risks to the Risk Management Committee for approval

•	Approves balance sheet (including capital and funding) resource allocation and economic capital measurement within parameters established by the SET

•	Monitors portfolio performance

•	Approves mandates and membership for its sub-committees, and

•	Approves new material risk and strategic allocation of balance sheet resources for the introduction of new initiatives

Chair: Vice Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management (TBRM)

Operations and Administration Committee (OAC)

•	Approves policies and standards for CIBC-wide management of operational risk and internal controls, and performs ongoing assessment of effectiveness

•	Reviews internal assessments of adherence to the internal control framework

•	Oversees corrective action concerning significant internal control weaknesses or emerging control issues

•	Monitors implementation and execution of significant initiatives and intervenes as required, and

•	Reviews periodic reports on internal control-related matters

Chair: Vice Chair, CIBC Wealth Management

The CRC has four sub-committees which assist in achieving its mandate:

Credit Committee

•	Approves credits above limits delegated to individual officers

•	Recommends significant credits to the Risk Management Committee for approval

•	Responsible for the integrity, accuracy and timeliness of risk ratings, and

•	Monitors the risk of portfolio concentrations

Chair: Executive Vice-President, Corporate & Commercial Credit Adjudication, TBRM

Investment Committee

•	Advises deal teams during the investigation and negotiation of potential investments

•	Approves all investments for the investment portfolio, ensuring that they conform to CIBC governance standards, and

•	Monitors the performance of previously approved investments

Chair: Executive Vice-President, Credit Asset & Merchant Banking Portfolio Management, TBRM

Retail Credit Risk Committee

•	Oversees measurement, monitoring and control of credit risks and loan loss performance in CIBC’s retail business activities

•	Reviews credit performance of retail businesses, and

•	Addresses regulatory and control issues related to retail credit risk management

Chair: Executive Vice-President, Retail Risk Management, TBRM

Retail Asset/Liability Committee

•	Oversees all issues associated with transference of market risks between retail and commercial businesses

•	Approves methodology and implementation for transfer pricing of market and liquidity risk, and

•	Reviews and approves proposals for liquidity-driven asset securitization transactions

Chair: Executive Vice-President and Treasurer

For more information about how CIBC manages, measures, monitors and controls its market, credit, liquidity and operational risk, see the Management of risk section.

CIBC Annual Report 2003	For what matters	Governance	129

Officers — Supporting good governance

CIBC’s senior officers also play a role in the overall management and governance of CIBC’s business activities.

BAXENDALE, S.A. (SONIA)
Executive Vice-President
CIBC Asset Management
Credit Cards and Collections
CIBC Wealth Management

CAPATIDES, M.G. (MICHAEL)
Executive Vice-President and
General Counsel
Legal and Compliance
Administration

CATHCART, R. (RON)
Executive Vice-President
Retail Credit Adjudication
Treasury, Balance Sheet and Risk Management

CATURAY, M. (MICHELLE)
Vice-President and Corporate Secretary
Administration

EMOND, P. (PHIL)
Executive Vice-President
Technology Solutions
Technology and Operations

GETTINGS, W.E. (ED)
Executive Vice-President
CIBC Mortgages Inc. and Insurance
CIBC Retail Markets

GRAHAM, S.D. (STEPHEN)
Executive Vice-President and
Chief Marketing Officer
CIBC Retail Markets

HORROCKS, M.G. (MICHAEL)
Executive Vice-President and Treasurer
Treasury, Balance Sheet and Risk Management

HUMBER, K.A. (KATHRYN)
Senior Vice-President
Investor Relations
Finance

KILGOUR, P.K.M. (KEN)
Executive Vice-President
Credit Asset and Merchant Banking
Portfolio Management
Treasury, Balance Sheet and Risk Management

LALONDE, K.W. (KENN)
Executive Vice-President
Branch and Small Business Banking
CIBC Retail Markets

LAUZON, M. (MICHEL)
President and Chief Operating Officer
TAL Global Asset Management
CIBC Wealth Management

LINDSAY, D.R. (DON)
Managing Director
Canadian Investment and Corporate Banking
and Head of Asia Pacific Region
CIBC World Markets

MacDONALD, B.E. (BARBARA)
Senior Vice-President and Chief Accountant
Finance

MacLACHLAN, L.W. (LACH)
Senior Vice-President and Ombudsman
Office of the President and
Chief Executive Officer

McGIRR, S.R. (STEVE)
Managing Director
Global Debt Capital Markets
and Foreign Exchange
CIBC World Markets

McNAIR, S.M. (STEVEN)
Executive Vice-President
Imperial Service
CIBC Wealth Management

McSHERRY, J.R. (JAMES)
Executive Vice-President and
Managing Director
Commercial Banking
CIBC World Markets

MONAHAN, T.S. (TOM)
Managing Director and Head of
CIBC Wood Gundy and CIBC Investor’s Edge
CIBC Wealth Management

ORR, J. (JOHN)
Executive Vice-President
Amicus Bank
CIBC Retail Markets

PHILLIPS, J.M. (JOYCE)
Executive Vice-President
Human Resources
Administration

PURI, P. (PANKAJ)
Executive Vice-President and Chief Auditor
Internal Audit and Corporate Security
Administration

RENIHAN, B. (BRUCE)
Senior Vice-President and Controller
Finance

ROGERS, P.D. (PAUL)
Managing Director
USA Region
CIBC World Markets

SCHMID, G. (GERRARD)
Executive Vice-President and
Chief Operating Officer
CIBC Retail Markets

SHAW, B.G. (BRIAN)
Managing Director
Institutional Equities and
Commodities Products
CIBC World Markets

WAITE, R.E. (BOB)
Senior Vice-President
Communications and Public Affairs
Administration

130	Governance	CIBC Annual Report 2003	For what matters

Communication with stakeholders — A commitment to transparency

General

The Board and management of CIBC recognize the importance of consistent and timely communication with CIBC’s stakeholders. In this regard, a Disclosure Committee has been established, which assists in the oversight of the accuracy and timeliness of CIBC’s disclosure. This committee, chaired by the Senior Executive Vice-President and Chief Administrative Officer, comprises senior management. The Disclosure Committee meets at least quarterly to review CIBC’s financial report to shareholders and related earnings release and to evaluate the effectiveness of CIBC’s disclosure controls and procedures.

Communications with shareholders

CIBC’s financial results are announced quarterly. Before these announcements, the Board reviews and approves the results. Following the public release of earnings, CIBC management gives presentations regarding CIBC’s financial results that are widely available through either an open conference call or webcast meeting. These events are announced in advance. The proceedings of CIBC’s Annual Shareholders’ Meetings are also widely available through webcast. In addition, these events, along with other executive presentations and webcasts, are archived at www.cibc.com for later access.

Other communication

CIBC’s Investor Relations, and Communications and Public Affairs departments, along with CIBC’s SET and the Chairman, maintain a dialogue with various stakeholders, such as employees, shareholders, analysts, customers, and the media. This dialogue is subject to the policies and procedures as outlined in CIBC’s Disclosure Policy.

In 2003 CIBC adopted a new policy that requires the President and CEO to advise CIBC of any intention, during a current open trading window, to exercise options or make certain other trades in CIBC securities for which an insider report is to be filed within 10 days of such a trade. Under the policy, CIBC is required to disclose the CEO’s intention by press release. CIBC continually reviews its disclosure practices to increase transparency and accountability in all aspects of its operations.

CIBC Annual Report 2003	For what matters	Glossary	131

GLOSSARY

Allowance for credit losses

Amount determined to be adequate by management to absorb identified and probable losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives. It can be either specific or general.

Asset/liability management

Risk management techniques used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital.

Assets under administration (AUA)

Assets administered by CIBC, which are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheets of CIBC. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sales transactions.

Assets under management (AUM)

Assets managed by CIBC, which are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheets of CIBC. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM are included in the amounts reported under AUA.

Basis point

One hundredth of a percentage point.

Collateral

Assets pledged as security for a loan or other obligation.

Credit derivatives

Off-balance sheet arrangements that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.

Credit risk

Risk of loss due to borrower or counterparty default.

Derivatives

Contract whose value is derived from interest rates, foreign exchange rates, equity or commodity prices, or credit spreads. The use of derivatives permits the management of risk due to changes in these risk factors.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred dividends.

Earnings per share (EPS)

Refer to Note 1 to the consolidated financial statements.

Economic capital

Economic capital is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. Economic capital comprises credit, market, operational and strategic risk capital.

Economic profit

Economic profit is calculated as each business’s earnings less a charge for CIBC’s cost of equity capital.

Efficiency ratio

Non-interest expenses as a percentage of gross revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Forward contracts

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets.

Forward rate agreement

A contract determining an interest rate to be paid or received commencing on a particular date in the future.

Futures

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients if these clients cannot make payments or are unable to meet other specified contractual obligations.

Hedge

A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity or commodity prices, or credit risk.

Impaired loans

Refer to Note 1 to the consolidated financial statements.

Interest-only strip

A security based solely on the interest payments from a pool of loans. Once the principal on the loans has been repaid, interest payments stop and the value of the interest-only strip falls to zero.

Liquidity risk

Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.

Mark-to-market

Valuation at market rates, as at the balance sheet date, of securities and derivatives.

Market risk

The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement

An agreement designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposures in the event of a default.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares through a stock exchange, and is subject to the various rules of the Canadian exchanges and the Securities Commissions.

132	Glossary	CIBC Annual Report 2003	For what matters

Notional amount

Principal amount or reference point used for the calculation of payments under derivative contracts. In most instances, this amount is not exchanged under the terms of the derivative contract.

Off-balance sheet financial instruments

Assets or liabilities that are not recorded on the balance sheet, but may produce positive or negative cash flows. Such instruments generally fall into two broad categories: (i) credit-related arrangements, which provide liquidity protection, and (ii) derivatives.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, and all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.

Operational risk

The risk of loss resulting from inadequate or failed processes or systems, human factors, or external events.

Options

A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.

Provision for credit losses

An amount charged to income, assessed by management to be adequate to bring the allowance for credit losses to a level that is sufficient to cover probable credit losses.

Regular workforce headcount

Comprises regular full-time (counted as one) and regular part-time employees (counted as one-half), base plus commissioned employees and 100% commissioned employees.

Return on equity (ROE)

Net income, less preferred share dividends, expressed as a percentage of average common shareholders’ equity.

Risk-weighted assets

Calculated by applying risk-weighting factors specified by OSFI to all balance sheet assets and off-balance sheet instruments in the banking book plus statistically estimated risk exposures in the trading book. The result is then used in the calculation of CIBC’s regulatory capital ratios.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Securitization

The process of selling whole financial assets (either single assets or portfolios of assets that are normally loans or mortgages) to trusts or other special purpose entities (SPEs) which issue tradeable securities to investors that accept differing priorities to the cash flows generated from the purchased assets. These priorities to cash flows result in investors accepting differing returns which are commensurate with the risks accepted.

Special purpose entity (SPE)

A type of variable interest entity that is created to accomplish narrow and well-defined objectives, generally has a limited life, and serves to legally isolate the financial assets held by the SPE from the seller of those assets. SPEs are principally used to securitize financial and other assets in order to obtain access to less expensive funding, to mitigate credit risk and to manage capital.

Stock appreciation rights (SARs)

SARs issued by CIBC are rights attached to stock options, where the difference between the market price of CIBC common shares at the time of exercise, and the price established at the time of grant, is paid in cash.

Swap contracts

Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period.

Taxable equivalent basis (TEB)

A measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.

Tier 1 and total capital ratios

Regulatory capital divided by risk-weighted assets, based on guidelines set by OSFI, using Bank for International Settlements standards.

Total shareholder return

Represents the total return earned on an investment in CIBC’s common shares. The return includes the change in the share price, taking into account common share dividends reinvested quarterly.

Value-at-risk (VaR)

Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

Variable interest entity (VIE)

An entity that by design does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest.

CIBC Annual Report 2003	For what matters	Shareholder Information	133

SHAREHOLDER INFORMATION

Dividends

Common shares

				Number of
Ex-dividend	Record	Payment	Dividend	common shares
date	date	date	per share	on record date

Sep.25/03	Sep.29/03	Oct.28/03	$0.41	361,606,343
Jun.25/03	Jun.27/03	Jul.28/03	$0.41	360,700,136
Mar.26/03	Mar.28/03	Apr.28/03	$0.41	359,747,774
Dec.24/02	Dec.27/02	Jan.28/03	$0.41	359,189,344

Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 14		Series 15	Series 16	Series 17	Series 18	Series 19

Sep.25/03	Sep.29/03	Oct.28/03			$0.353125	US$ 0.353125	$0.340625	$0.34375	$0.309375
Jun.25/03	Jun.27/03	Jul.28/03	$0.371875	*	$0.353125	US$ 0.353125	$0.340625	$0.34375	$0.309375
Mar.26/03	Mar.28/03	Apr.28/03	$0.371875		$0.353125	US$ 0.353125	$0.340625	$0.34375	$0.309375
Dec.24/02	Dec.27/02	Jan.28/03	$0.371875		$0.353125	US$ 0.353125	$0.340625	$0.34375	$0.309375

[Additional columns below]

[Continued from above table, first column(s) repeated]

Ex-dividend
date	Series 20	Series 21	Series 22	Series 23	Series 24	Series 25	Series 26		Series 27***

Sep.25/03	US$ 0.321875	$0.375	US$ 0.390625	$0.33125	$0.375	$0.375	$0.359375
Jun.25/03	US$ 0.321875	$0.375	US$ 0.390625	$0.33125	$0.375	$0.375	$0.359375
Mar.26/03	US$ 0.321875	$0.375	US$ 0.390625	$0.33125	$0.375	$0.375	$0.367188	**
Dec.24/02	US$ 0.321875	$0.375	US$ 0.390625	$0.33125	$0.375	$0.375

*	All issued and outstanding Non-cumulative Class A Preferred Shares Series 14 were redeemed for cash on July 31, 2003. The redemption price was $26.00 per share. The regular quarterly dividend payment of $0.371875 per Series 14 share for the period from May 1, 2003 to July 31, 2003 was paid on July 28, 2003 to holders of record at June 27, 2003.

**	Dividend for period beginning January 30, 2003 and ending April 30, 2003 inclusive.

***	$300 million issued September 22, 2003. Regular quarterly dividend: $0.35 per share. Initial dividend payable January 28, 2004: $0.498370.

Stock exchange listings

Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange (TSX: ticker symbol — CM) and in the U.S. on the New York Stock Exchange (NYSE: ticker symbol — BCM).

     All preferred shares are listed on the Toronto Stock Exchange (TSX) and trade under the following ticker symbols.

Series 15	CM.PR.M
Series 16	CM.PR.X
Series 17	CM.PR.N
Series 18	CM.PR.P
Series 19	CM.PR.R
Series 20	CM.PR.Y
Series 21	CM.PR.T
Series 22	CM.PR.U
Series 23	CM.PR.A
Series 24	CM.PR.B
Series 25	CM.PR.C
Series 26	CM.PR.D
Series 27	CM.PR.E

2004 dividend dates
Common and preferred shares

Record Dates	Payment dates

December 29	January 28
March 29*	April 28
June 28*	July 28
September 28*	October 28

*	Subject to approval by the Board of Directors for common and preferred shares.

Annual meeting 2004

CIBC’s annual meeting will be held on Thursday, February 26, 2004 at The Fairmont Hotel, Winnipeg, Manitoba at 10 a.m. (Central Standard Time).

Credit ratings

	Senior debt	Preferred shares

DBRS	AA(low)	Pfd-1(low)n
FITCH	AA–
Moody’s	Aa3
S&P	A+	P-1(low)
A–

Shareholder investment plan

Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:

Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.

Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the year. Residents of the United States and Japan are not eligible.

Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.

For further information and a copy of the offering circular, contact the Corporate Secretary.

134	Shareholder Information	CIBC Annual Report 2003	For what matters

Price of common shares purchased under the shareholder investment plan

		Dividend
		reinvestment
	Share	& stock
Date	purchase	dividend
purchased	option	options

Oct.28/03		$60.20
Oct.1/03	$55.75
Sep.2/03	$56.75
Aug.1/03	$54.60
Jul.28/03		$55.54
Jul.2/03	$53.88
Jun.2/03	$49.79
May 1/03	$47.55
Apr.28/03		$48.56
Apr.1/03	$47.58
Mar.3/03	$47.10
Feb.3/03	$43.53
Jan.28/03		$43.25
Jan.2/03	$43.95
Dec.2/02	$42.75
Nov.1/02	$38.95

Direct dividend deposit service

Canadian-resident holders of common shares may have their dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company (see Transfer Agent and Registrar).

Transfer agent and registrar

For information relating to shareholdings, dividends, dividend reinvestment accounts, lost certificates or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
e-mail: inquiries@cibcmellon.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Winnipeg, Regina, Calgary and Vancouver.

In the United States, common shares are transferable at:
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Outside of North America, common shares are transferable at:
CIBC Mellon Trust Company
Balfour House, 390 High Road
Ilford, Essex, England 1G1 1NQ

For more shareholder information, please visit www.cibc.com
Select the About CIBC home page and the Investor Relations section.

THE FOLLOWING ARE TRADEMARKS OF CIBC OR ITS SUBSIDIARIES:

Imperial Service, bizSmart, CIBC Personal Portfolio Services, Wood Gundy Investment Consulting Service, CIBC World Markets, Renaissance, Waive Account, CIBC Self-Employed Recognition Mortgage, bizline, CIBC Aventura Gold, Investor’s Edge, CIBC For what matters.

THE FOLLOWING ARE TRADEMARKS OF OTHER PARTIES:

VISA is a trademark of Visa International Service Association, CIBC licensed user.

President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; Amicus Bank licensee of marks.

President’s Choice Financial services are provided by Amicus Bank, a member of the CIBC group of companies.

Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.

Corporate Information

CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416-980-2211
Telex number: 065 24116
Cable address: CANBANKTOR
Website address: www.cibc.com

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special Act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Annual meeting

Shareholders are invited to attend the CIBC Annual Meeting on Thursday, February 26, 2004 at 10 a.m. (Central Standard Time) at The Fairmont Hotel, 2 Lombard Place, Winnipeg, Manitoba.

CIBC Annual Report

Additional print copies of the Annual Report may be obtained by calling 416-980-4523 or e-mailing financialreport@cibc.com

The Annual Report is also available online at www.cibc.com

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416-980-4523 ou nous faire parvenir un courriel rapportfinancier@cibc.com

Le rapport annuel est aussi disponible en ligne www.cibc.com

Further information

Corporate Secretary: Shareholders may call Michelle Caturay at 416-980-3096 or fax 416-980-7012.

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call Kathryn Humber at 416-980-8306 or fax 416-980-5028.

Communications & Public Affairs: Financial, business and trade media may call Robert Waite at 416-980-4523 or fax 416-363-5347.

CIBC telephone banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Office of the CIBC Ombudsman: CIBC Ombudsman Lachlan MacLachlan can be reached by telephone at 1-800-308-6859 (Toronto 416-861-3313), or by fax at 1-800-308-6861 (Toronto 416-980-3754).